As filed with the Securities and Exchange Commission on May 31, 2006

Registration No. 333-133539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TENNESSEE COMMERCE BANCORP, INC.

(Exact name of registrant as specified in its charter)

Tennessee	6022	62-1815881
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067
(615) 599-2274

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arthur F. Helf
381 Mallory Station Road, Suite 207
Franklin, Tennessee 37067
(615) 599-2274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven J. Eisen Baker, Donelson, Bearman, Caldwell & Berkowitz PC 211 Commerce Street Suite 1000 Nashville, Tennessee 37201 (615) 726-5600	Bob F. Thompson Bass, Berry & Sims PLC 315 Deaderick Street Suite 2700 Nashville, Tennessee 37238-0002 (615) 742-6200

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject To Completion, Dated May 31, 2006

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy the securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

1,000,000 SHARES

COMMON STOCK

We are offering 1,000,000 shares of our common stock, par value $0.50 per share. The public offering price is $         per share.

Our common stock is currently quoted and traded on the over-the-counter bulletin board, or the OTCBB, under the symbol “TNCC.OB.” The last reported sale price of our common stock on the OTCBB on May 26, 2006 was $20.00 per share. We have applied to have our common stock listed on the Nasdaq National Market and expect it to begin trading on this market upon the closing of this offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposit accounts or other obligations of our bank subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund or any other governmental agency.

We have granted the underwriter an option to purchase up to 150,000 additional shares of common stock to cover over-allotments, if any. The underwriter can exercise this option at any time within 30 days after the offering.

The underwriter expects to deliver the shares to purchasers on or about                            , 2006.

FTN MIDWEST SECURITIES CORP

The date of this prospectus is           , 2006

ABOUT THIS PROSPECTUS

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized any other person, including any of our officers or agents, to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Tennessee banking market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

You should not construe the contents of the prospectus or any prior or subsequent communications from us or any of our employees or agents as investment, legal, or tax advice. You should consult your own legal counsel, accountant, or other professional advisors as to legal, tax, and other related matters concerning your purchase.

As used in this prospectus, the terms “we,” “us,” “our,” and the “Corporation” refer to Tennessee Commerce Bancorp, Inc., and its subsidiaries on a consolidated basis (unless the context indicates another meaning), and the terms the “Bank,” the “bank,” or “our bank” means Tennessee Commerce Bank (unless the context indicates another meaning).

i

SUMMARY

The following is a selective summary of certain information contained in this prospectus and is not intended to be complete in itself nor to provide all the information necessary for you to make an investment decision and is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

Tennessee Commerce Bancorp, Inc., headquartered in Franklin, Tennessee, is the holding company for Tennessee Commerce Bank. Organized in January 2000, Tennessee Commerce Bank has a focused strategy that serves the banking needs of small to medium-sized businesses, entrepreneurs and professionals in the Nashville metropolitan statistical area, or the Nashville MSA, as well as the funding needs of certain national and regional equipment vendors and financial services companies. We call this strategy our “business bank” strategy. We primarily conduct business from a single location in the Cool Springs commercial area of Franklin, Tennessee, fifteen miles south of Nashville. Franklin is in Williamson County, one of the most rapidly growing counties in the nation. According to the U.S. Census Bureau, Williamson County ranked among the top 100 fastest growing counties in the nation from July 2004 to July 2005. We also operate a loan production office in Birmingham, Alabama, which we opened in February 2006 and which is staffed with one senior lending officer.

In addition to our Williamson County focus, we have also developed an expertise in indirect collateral-based lending to small and medium-sized companies across the country. The transactions are fixed rate monthly installment loans originated through a third party equipment vendor or financial services company. The originator typically is the lessor of an equipment lease, which serves as collateral, along with the underlying equipment, for our loan. We underwrite and fund these loans on a non-recourse basis, and they typically have high yields and no servicing expense or residual value risk. In aggregate, our indirect lending represented $158.2 million, or 41.16%, of the total loan portfolio as of March 31, 2006.

We offer a full range of competitive retail and commercial banking services to local customers in the Nashville MSA. Our deposit services include a broad offering of checking accounts, savings accounts, money market investment accounts, certificates of deposits, and retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction loans, commercial loans to small and medium-sized businesses and professionals, and letters of credit. We issue VISA credit cards and are a merchant depository for cardholder drafts under VISA credit cards. We also offer check cards and debit cards. We offer our local customers free courier services, access to third-party automated teller machines, or ATMs, and state of the art electronic banking. We have trust powers but do not have a trust department.

We have experienced significant growth in assets, loans and deposits. From December 31, 2001 to March 31, 2006, we have:

•       increased our total assets from $62.9 million to $438.3 million;

•       increased our total net loans from $44.1 million to $379.3 million;

•       increased our total deposits from $56.7 million to $401.0 million; and

•       improved our efficiency ratio from 86.96% to 44.84%.

Our Business Strategy

We execute our business bank strategy by combining the personal service and appeal of a community banking institution with the sophistication of a larger bank. We believe this strategy distinguishes us from our competitors in efforts to attract loans and deposits of local small to medium-sized businesses and national and regional equipment vendors and financial services companies. The November 2005 issue of the Nashville Business Journal ranked us as the Second Largest Nashville-Area Small Business Lender (ranked by dollar amount of small business loans) for the second year in a row. Further, the rapid growth within the Nashville MSA along with several bank mergers and acquisitions has left many business owners without significant banking relationships. We seek to take advantage of this opportunity.

Provide Superior Products and Customer Service.   We do not compete based on the traditional definition of “convenience” and have no plans to develop a comprehensive branch bank network. For us, convenience is created by technology and by a free courier service for local customers which transports deposits directly from the business location to the bank. We conduct business primarily from a single banking office with no teller line, drive-through window or extended banking hours. We compete by providing responsive and personalized service to meet customer needs. We provide free electronic banking and cash management tools and on-site training for business customers. We compete for consumer business by providing superior products, attractive deposit rates, free internet banking services, and access to a third party regional ATM network. We primarily target service, manufacturing, and professional customers and avoid retail businesses with high transaction volume.

Create More Operating Leverage and Achieve Greater Levels of Efficiency than Traditional Community Banks.   The business bank strategy is highlighted by differences between the financial statements of our bank and more traditional financial institutions. The business bank model creates a high degree of leverage. By avoiding the investment and maintenance costs of a typical branch network, we are able to maintain earning assets at a higher level than peer institutions. Management targets a minimum earning asset ratio of 97% compared to the average of 85 to 90% for all FDIC-insured banks, and we had a 97.19% earning asset ratio at March 31, 2006. Our assets are concentrated in the loan portfolio, which consists primarily of commercial and industrial loans. At March 31, 2006, the composition of the $384 million loan portfolio was 67.31% commercial and industrial, 30.61% secured by real estate (both commercial and consumer) and 2.08% in consumer and tax leases. The business bank model is also highly efficient. We target the non-retail sector of the commercial market, which is characterized by lower levels of transactions and processing costs. The commercial customer mix and the strategic outsourcing of non-customer functions, such as data processing, information technology and internal audit, allow us to operate with a smaller, more highly-trained staff. Management targets an average assets per employee ratio of $7.5 million, compared to the average ratio of approximately $2.9 million assets per employee for Tennessee state chartered banks at the end of the third quarter 2005. The bank also promotes the use of technology, both internally and externally, to maximize the efficiency of operations. Management currently targets an operating efficiency ratio (total operating expense divided by total revenue) of 40% to 45%. At March 31, 2006, our efficiency ratio was 44.84% and our ratio of assets per employee was $8.6 million.

Further Enhance Specialized Lending Products for Commercial Customers.   In addition to the Nashville MSA, which accounted for 98.30% of our real estate secured loans and 46.78% of our commercial and industrial loans at March 31, 2006, we have also developed two types of indirect funding programs that are more national in focus. In the first program, through an established network of vendors and financial service companies, we have opportunities to finance business asset secured loan transactions for national middle-market and investment grade companies. This type of financing represented approximately $61.9 million, or 16.09%, of our total loan portfolio at March 31, 2006. In the second program, a different network of vendors and financial service companies located in Tennessee, Alabama, Georgia, California and Michigan partner with us in an indirect funding program for smaller transactions (generally $125,000 or less per transaction). Management has installed a standardized credit approval process which delivers quick, responsive service. The small loan program represented $96.3 million, or 25.07%, of our total loan portfolio at March 31, 2006. Both indirect funding programs provide geographic and collateral diversity for the portfolio and together represented approximately $158.2 million, or 41.16%, of our total loan portfolio at March 31, 2006. In both programs, the equipment vendor or financial service company originates an equipment lease with its customer that is funded by us as a non-recourse commercial loan that is secured by the assignment of the lease and the underlying rights to the collateral. We earn excellent yields and have no servicing expense or residual value risk in any transaction originated by our partner vendors and financial service companies.

Continue to Grow Assets and Profitability While Maintaining Our Asset Quality.   We believe that our business model is highly scalable. We believe that the investments we have made in technology and people, as well as our vibrant market area and our relationships in our indirect funding program, will enable us to continue to grow our balance sheet and increase profitability. We also consider asset quality to be of primary importance and continually take measures to ensure that, despite the high growth in our loan portfolio, we maintain strong asset quality. We currently intend to maintain loans generated through our indirect funding programs at between approximately 35% and 45% of our total loan portfolio. We anticipate that we will continue to engage in loan sale transactions periodically to the extent that the volume of loans generated through our indirect funding program exceed these levels.

Our Market Area

We consider the Nashville MSA our primary market. Growth in this market has been supported by the creation of the Nashville Economic Market, which is a regional economic development initiative comprising 10 of the counties within the Nashville MSA. Strong demographics, a favorable business climate and relatively well-educated workforce have garnered Nashville recognition from national publications for its attractiveness to individuals and businesses.  Recent accolades include the #1 ranking by Expansion Management magazine as the top metro area for business expansion and relocation as well as recognition by Kiplinger’s Personal Finance magazine as the top city on its list of “smart” places to live. According to SNL Financial, or SNL, the population and median household income of the Nashville MSA grew approximately 10% and 15%, respectively, from 2000 to 2005 to reach a total of 1,444,066 and $50,043, respectively. According to SNL, from 2005 to 2010, population and median household income are expected to increase approximately 10% and 15%, respectively. FDIC insured deposits increased by approximately 46% to $25.2 billion from 2000 to 2005 in the Nashville MSA.

Williamson County and the Nashville MSA possess a diverse and growing economy. Major employment is supported by sectors including government, education, financial services, healthcare, manufacturing, distribution and entertainment. The Nashville MSA is home to 19 colleges and universities educating over 94,000 students. As a result, employers are provided with a relatively well-educated workforce capable of serving a wide variety of industries. Centrally located within the eastern half of the United States and directly connected to three major interstate highways, the Nashville area is also an ideal distribution center for many companies.

Our Management

We have assembled a senior management team with extensive banking experience as well as a board of directors that has a diversity of experience and deep ties in the local business community. Management and the directors are committed to growing the bank while maintaining its commitment to building customer relationships and providing superior customer service.

Our management team includes the following senior officers:

•       Arthur F. Helf is our chairman and chief executive officer. Mr. Helf has an extensive business background as division head and division president of various Fortune 500 companies, including Genesco, Inc. in Tennessee and R.G. Barry, Inc. in Ohio.

•       Michael R. Sapp is our president and chief lending officer. Mr. Sapp has over twenty-five years of banking experience, including twenty years in the Nashville MSA. He was Division Manager/Senior Vice President, Equipment Finance Division at First American National Bank in Nashville for thirteen years until 1997.

•       H. Lamar Cox is our chief administrative officer, a position he has held since September 2005, after previously serving as our chief financial officer since our inception. He has over thirty-five years of banking experience in many aspects of the field including finance, operations, retail banking, compliance and lending.

•       George W. Fort is our chief financial officer, a position he has held since September 2005, after previously serving as our vice president, finance since February 2004. He has served in a senior financial role within publicly held companies including Performance Food Group Company and NATCO Group, Inc. He has over twenty-five years of accounting and finance experience, including experience with mergers and acquisitions and public debt and equity offerings.

Our senior management and directors, as a group, beneficially owned approximately 36.8% of our outstanding common stock as of May 26, 2006. Following this offering, we expect that this group will beneficially own approximately 29.39% of our common stock.

Corporate Information

Our headquarters are located at 381 Mallory Station Road, Suite 207, Franklin, TN 37067, and our telephone number at that address is 615-599-2274. We maintain a website at www.tncommercebank.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered	1,000,000 shares (1,150,000 shares if the underwriter exercises its over-allotment option in full)
Common stock outstanding after this offering	4,240,674 shares (4,390,674 shares if the underwriter exercises its over-allotment option in full)
Net proceeds

The net proceeds of this offering will be approximately $18.4 million (after deducting underwriting discounts and commissions and offering expenses payable by us) and assuming a public offering price of $20.00 per share (based on the closing price on May 26, 2006). The amount of net proceeds will be higher if the underwriter exercises its over-allotment option. See “Use of Proceeds.”

Use of proceeds

We intend to use the net proceeds of this offering to repay a portion of the outstanding balance on our revolving line of credit, to fund continued expansion of our franchise and for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary bank to support our growth.

Dividend Policy

We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund our growth. We do not anticipate declaring cash dividends on shares of our common stock for the foreseeable future. See “Price Range of Our Common Stock and Dividend Information” on page 18.

Over-the-Counter Bulletin Board Symbol	TNCC.OB
Proposed Nasdaq National Market Symbol	TNCC
Risk Factors	See “Risk Factors” beginning on page 8 for a description of material risks related to an investment in our common stock.

The number of shares outstanding after the offering is based upon our shares outstanding as of May 26, 2006 and excludes 933,842 shares issuable under outstanding options granted by us under our stock option plans and arrangements in each case as described in more detail below. Of these options, 893,842 are exercisable as of May 26, 2006 at a weighted average exercise price of $8.85. The number of shares to be outstanding after the offering assumes that the underwriter’s over-allotment option is not exercised. If the underwriter exercises its over-allotment option in full, we will issue and sell an additional 150,000 shares. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page 85 of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Selected Liquidity and Capital Ratios,” “Asset Quality Ratios” and “Growth Ratios” the summary historical consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the five years ended December 31, 2005 is derived from our audited consolidated financial statements and related notes, which were audited by KraftCPAs, PLLC, our independent registered public accounting firm, for the year ended December 31, 2005 and Crowe, Chizek and Company LLC, our former independent registered public accounting firm, for the years ended December 31, 2004, 2003, 2002 and 2001. The summary historical consolidated financial data as of and for the three months ended March 31, 2006 and March 31, 2005 is derived from our unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the three months ended March 31, 2006 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2006.

	As of and for the
	three months ended
	March 31,		As of and for the years ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands except for share data)
Selected Balance Sheet Data:
Assets	$438,318	$284,250	$404,040	$245,917	$156,075	$97,779	$62,919
Loans, net	379,264	238,140	344,187	213,326	133,187	76,258	44,117
Investment Securities	40,047	20,820	31,992	18,690	12,978	15,567	15,333
Cash and due from	3,121	10,135	6,877	3,838	5,224	2,287	1,586
Fed funds sold	6,683	10,483	12,535	6,582	2,498	1,918	946
Premises and equipment, net	823	588	769	609	673	420	284
Deposits	400,977	250,468	367,705	221,394	142,293	87,261	56,700
Fed funds purchased	—	—	—	—	—	1,500	—
Long-term debt	8,248	8,248	8,248	—	—	—	—
Other liabilities	1,816	1,480	1,657	923	384	218	179
Shareholders’ equity	27,277	24,054	26,430	23,600	13,398	8,800	6,040
Selected Income Statement Data:
Interest income	$8,404	$4,673	$23,633	$13,185	$8,205	$5,181	$4,357
Interest expense	4,149	1,625	10,006	4,265	2,976	2,452	2,437
Net interest income	4,255	3,048	13,627	8,920	5,229	2,729	1,920
Provision for loan losses	1,000	650	3,700	2,420	1,115	318	815
Net interest income after provision for loan losses	3,255	2,398	9,927	6,500	4,114	2,411	1,105
Non-interest income	245	208	1,311	800	432	258	274
Non-interest expense	2,018	1,525	6,246	4,552	3,459	2,183	1,908
Income (loss) before income taxes	1,482	1,081	4,992	2,748	1,087	486	(529)
Income taxes (expense) benefit	(573)	(419)	(1,925)	(1,082)	(188)	650	100
Net income (loss)	$909	$662	$3,067	$1,666	$899	$1,136	$(429)

Common Per Share Data(1)
Net income (loss), basic	$0.28	$0.20	$0.95	$0.57	$0.40	$0.62	$(0.24)
Net income (loss), diluted	$0.25	$0.19	$0.87	$0.53	$0.38	$0.59	$(0.24)
Book value	$8.42	$7.43	$8.16	$7.29	$5.44	$4.36	$3.32
Weighted average shares outstanding:
Basic	3,240,563	3,238,674	3,238,674	2,933,818	2,253,928	1,841,378	1,787,500
Diluted	3,565,727	3,479,977	3,517,408	3,166,794	2,379,861	1,911,026	1,787,500
Common shares outstanding	3,240,674	3,238,674	3,238,674	3,238,674	2,460,674	2,020,328	1,819,440
Selected Performance Ratios:
Return on average assets	0.86%	1.02%	0.97%	0.83%	0.70%	1.51%	(0.77)%
Return on average shareholders’ equity	13.54%	11.09%	12.29%	8.92%	8.00%	16.52%	(6.44)%
Net interest margin(2)	4.18%	4.90%	4.44%	4.56%	4.22%	3.83%	3.58%
Efficiency ratio(3)	44.84%	46.84%	41.81%	46.83%	61.11%	73.10%	86.96%
Selected Liquidity and Capital Ratios:
Loan to deposit ratio	94.58%	95.08%	93.60%	96.36%	93.60%	87.39%	77.81%
Earning asset ratio	97.19%	94.79%	96.21%	97.02%	95.25%	95.87%	95.99%
Equity to assets	6.22%	8.46%	6.54%	9.60%	8.58%	9.00%	9.60%
Risk-based capital:
Leverage capital(4)	8.5%	12.5%	9.3%	9.8%	8.7%	8.9%	9.4%
Tier 1	8.9%	12.9%	9.6%	10.8%	9.8%	10.6%	11.3%
Total	10.2%	14.2%	10.8%	12.1%	11.0%	11.8%	21.5%
Asset Quality Ratios:
Net charge-offs to average loans outstanding	0.10%	0.14%	0.76%	0.89%	0.20%	0.23%	1.56%
Non-performing loans to gross loans	1.02%	2.02%	1.27%	1.77%	1.88%	1.43%	2.20%
Non-performing assets to total assets	0.89%	1.72%	1.09%	1.55%	1.63%	1.13%	1.57%
Allowance for loan losses to gross loans	1.31%	1.31%	1.26%	1.31%	1.48%	1.43%	2.04%
Allowance for loan losses to non-performing loans	128.39%	65.03%	99.43%	74.45%	78.59%	99.91%	92.83%
Growth Ratios(5):
Percentage change in net income	37.31%	N/A	84.09%	85.32%	(20.86%)	364.80%	N/A
Percentage changed in diluted net income per share	31.58%	N/A	64.15%	39.47%	(35.59%)	345.83%	N/A
Percentage change in assets	54.20%	N/A	64.30%	57.56%	59.62%	55.40%	N/A
Percentage change in net loans	59.26%	N/A	61.34%	60.17%	74.65%	72.85%	N/A
Percentage change in deposits	60.09%	N/A	66.09%	55.59%	63.07%	53.90%	N/A
Percentage change in equity	13.40%	N/A	11.99%	76.15%	52.25%	45.70%	N/A

(1)    Amounts have been restated to reflect the effect of our two-for-one stock split effected December 31, 2003.

(2)    Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and the interest rate paid on interest bearing liabilities, divided by average earning assets.

(3)    Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(4)    The leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

(5)    Growth rates for March 31, 2006 represent the change from March 31, 2005. All other growth rates represent the change from the previous year end.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Our Business

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if our business strategies are not effectively executed.

We intend to continue pursuing a growth strategy for our business through organic growth of the loan portfolio. Our prospects must be considered in light of the risks, expenses and difficulties that can be encountered by financial service companies in rapid growth stages, which include the risks associated with the following:

•       maintaining loan quality;

•       maintaining adequate management personnel and information systems to oversee such growth;

•       maintaining adequate control and compliance functions; and

•       securing capital and liquidity needed to support our anticipated growth.

Operating Results.   There is no assurance that we will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth will cause growth in overhead expenses as we routinely add staff. Our historical results may not be indicative of future results.

Regulatory and Economic Factors.   We may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments, and changes in prevailing economic conditions or other unanticipated events may prevent our execution of certain business strategies or adversely affect us.

Failure to successfully address the issues identified above could have a material adverse effect on our business, future prospects, financial condition or results of operations.

We could sustain losses if our asset quality declines.

Our earnings are affected by our ability to properly originate, underwrite and service loans. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provision for loan losses to increase, which could adversely affect our results of operations and financial condition. We target small and medium sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness.

An inadequate allowance for loan losses would reduce our earnings.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and takes a charge against earnings with respect to specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.

Indirect funding outside of the Nashville MSA has different risks.

Approximately 31.34% of our loan portfolio is composed of indirect funding loans to non-Middle Tennessee businesses referred to us by a small network of equipment vendors and financial service companies. These loans account for approximately 39.20% and 42.20%, respectively, of the increase in total loans at December 31, 2005 and 2004, over the prior year. This indirect lending causes us to have somewhat different risks than those typical for community banks generally. Our loan portfolio is more geographically diverse, and as a result the loan collateral is also more widely dispersed geographically. This may result in longer time periods to locate collateral and higher costs to dispose of collateral in the event that the collateral is used to satisfy the loan obligation, but also provides geographic risk diversification by reducing the adverse impact of a regional downturn in the economy.

Our ability to continue to engage in our indirect funding programs depends on stable business relationships.

Our ability to continue to engage in the indirect funding portion of our loan operations is dependent upon our retaining those members of our senior management and those loan officers who have experience and relationships with those equipment vendors and financial services companies who originate the underlying lease transactions. In the event that any of these members of senior management, particularly President Mike Sapp, were to terminate his or her employment with us, or in the event that our relationships with any of these vendor/brokers were to be discontinued, our ability to continue to generate loans in our indirect funding portfolio could be adversely affected.

Liquidity needs could adversely affect our results of operations and financial condition.

The primary source of our funds are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in general economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. These sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While our management believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should these sources not be adequate.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in the Nashville MSA and elsewhere. We not only compete with these companies in the Nashville MSA, but also in the regional and national market in which we engage in our indirect funding programs.

Additionally, in the Nashville MSA, we face competition from de novo community banks, including those with senior management who were previously affiliated with other local or regional banks or those controlled by investor groups with strong local business and community ties. These de novo community banks may offer higher deposit rates or lower cost loans in an effort to attract our customers, and may attempt to hire our management and employees.

We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base in the Nashville MSA from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in the Nashville MSA and regionally and nationally with respect to our indirect funding programs.

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and new businesses in the Nashville MSA and our other market areas. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Changes in interest rates could adversely affect our results of operations and financial condition.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. Accordingly, changes in interest rates could decrease our net interest income. Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affects our earnings.

Changes in monetary policy could adversely affect operating results.

Like all regulated financial institutions, we are affected by monetary policies implemented by the Federal Reserve and other federal instrumentalities. A primary instrument of monetary policy employed by the Federal Reserve is the restriction or expansion of the money supply through open market operations. This instrument of monetary policy frequently causes volatile fluctuations in interest rates, and it can have a direct, adverse effect on the operating results of financial institutions. Borrowings by the United States government to finance the government debt may also cause fluctuations in interest rates and have similar effects on the operating results of such institutions.

We rely heavily on the services of key personnel.

We depend substantially on the strategies and management services of our executive officers, Arthur F. Helf, Chairman and Chief Executive Officer, Michael R. Sapp, President, H. Lamar Cox, Chief Administrative Officer and George W. Fort, Chief Financial Officer. Although we have entered into an employment agreement with these executive officers, the loss of their services could have a material adverse effect on our business, results of operations and financial condition. In the event of a total disability of an executive officer, we are obligated to continue paying salary and bonus to the executive for two years, less any amounts paid under our disability insurance. We are also dependent on certain other key officers who have important customer relationships or are instrumental to our operations. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management, as well as sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel.

Our ability to attract deposits may restrict growth.

We derive a substantial portion of our deposits through internet-based wholesale funding alternatives. In the event that we were no longer able to sell our deposits easily to institutional and retail investors, our ability to fund our loan portfolio could be adversely affected. We post rates to an internet-based program that retail and institutional investors nationwide subscribe to in order to invest funds. Our wholesale funding portfolio is therefore geographically dispersed and generally made up of deposits in FDIC insured amounts of $100,000 or less.

Material fluctuations in non-interest income may occur.

A substantial portion of our non-interest income is derived from the sale of loans, particularly loans generated for our indirect funding portfolio. The timing and extent of these loan sales may not be predictable, and could cause material variation in our non-interest income on a quarter to quarter basis.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies including the Federal Reserve Board, the FDIC and the Tennessee Department of Financial Institutions, or TDFI. Our regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and interest rates paid on deposits. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, or which will be applicable to us upon the listing of our common stock on the Nasdaq National Market, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we have experienced, and may continue to experience, greater compliance costs.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, like a generally stable interest rate environment, a strong local business environment, and relationships with an extensive group of equipment vendors and financial services companies. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to grow.

Our ability to maintain adequate capital may restrict our activities.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. While we expect that the proceeds from this offering will be sufficient to satisfy our capital requirements for the foreseeable future, we may at some point need to raise additional capital to support any continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure our shareholders that we will be able to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to continue our growth could be materially impaired.

The success and growth of our business will depend on our ability to adapt to technological changes.

The banking industry and the ability to deliver financial services is becoming more dependent on technological advancement, such as the ability to process loan applications over the Internet, accept electronic signatures, provide process status updates instantly and offer on-line banking capabilities and other customer expected conveniences that are cost efficient to our business processes. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures.

Risks Related to an Investment in Our Common Stock

Even though our common stock is currently traded on the OTCBB, and we anticipate that it will be listed on the Nasdaq National Market upon the closing of this offering, the trading volume in our common stock has been thin and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

While we have applied to have our common stock listed on the Nasdaq National Market upon the closing of the offering, we can give no assurance that we will qualify for listing upon the closing or at any time after the closing. While we believe that if we are successful in listing our common stock on the Nasdaq National Market, the trading volume of our common stock should increase, we cannot be certain when a more active and liquid trading market for our common stock will develop or be sustained. Because of this, our shareholders may not be able to sell their shares at the volumes, prices or times that they desire.

We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock.

The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders.

In order to maintain our capital at desired levels or required regulatory levels, or to fund future growth, our board of directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of our common stock. The sale of these securities may significantly dilute our shareholders’ ownership interest as a shareholder and the per share book value of our common stock. New investors in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Holders of our subordinated debentures have rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from an affiliated special purpose trust and accompanying subordinated debentures. At March 31, 2006, we had outstanding trust preferred securities and accompanying subordinated debentures totaling $8.2 million. We conditionally guarantee payments of the principal and interest on the trust preferred securities. Further, the accompanying subordinated debentures we issued to the trust are senior to our shares of common stock. As a result, we must make payments on the subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our subordinated debentures (and the related trust preferred securities) for up to five years, during which time we may not pay dividends on our common stock.

Our ability to declare and pay dividends on our common stock is limited by law and we may be unable to pay future dividends.

We derive our income solely from dividends on the shares of common stock of the bank. The bank’s ability to declare and pay dividends to us is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to banks that are regulated by the FDIC and the TDFI. In addition, the Federal Reserve Board may impose restrictions on our ability to pay dividends on our common stock. In addition, we must make payments on the subordinated debentures before any dividends can be paid on our common stock, and we may not pay dividends while we are deferring interest payments on our trust preferred securities and the related subordinated debentures. As a result, we cannot assure our shareholders that we will declare or pay dividends on shares of our common stock in the future.

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock in this offering may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing could cause the market price of our common stock to decline.

Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies, and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “may,” “could,” “would,” “should,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, our business plans, objectives or goals for future operations or expansion, the anticipated effects of the offering of the securities hereunder, our forecasted revenues, earnings, assets, or other measures of performance, or estimates of risks and future costs and benefits. Although these statements reflect our good faith belief based on current expectations, estimates and projections, they are subject to risks, uncertainties and assumptions, and are not guarantees of future performance. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are described under “Risk Factors” and those factors include, but are not limited to:

•       Our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•       Changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers;

•       An insufficient allowance for loan losses as a result of inaccurate assumptions about loan losses;

•       The strength of the economies in our market areas, as well as general economic market or business conditions;

•       Changes in demand for loan products and financial services;

•       Increased competition or market concentration;

•       Concentration of credit exposure;

•       Changes in interest rates, yield curves and interest rate spread relationships;

•       New state or federal registration, regulations, or the initiation or outcome of litigation; and

•       Other circumstances, many of which may be beyond our control.

If one or more of these risks or uncertainties materialize, or if any of our underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in this prospectus, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of the shares of common stock we are offering will be approximately $18.4 million, or approximately $21.2 million if the underwriter exercises its over-allotment option in full, in each case after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us assuming a public offering price of $20.00 per share (the reported closing price of our common stock on the OTCBB on May 26, 2006).

We may use a portion of the proceeds from this offering to repay a portion of the borrowings outstanding under our short-term loan facility with First Tennessee Bank, National Association. Unless extended, converted to a term loan, or earlier terminated, this facility matures on September 30, 2006 and bears interest at a rate equal to 90-day LIBOR plus 2.50%. At May 26, 2006, we had borrowings of $2 million outstanding under this facility. We will invest approximately $15.0 million of the net proceeds in our bank, where these proceeds would be available for general corporate purposes, including the bank’s lending and investment activities associated with its anticipated growth. We will retain the remaining net proceeds for our general corporate purposes and working capital to position us for future growth opportunities. Pending these uses, the net proceeds will be invested by us in our bank and in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.

CAPITALIZATION

The following table sets forth our capitalization and certain capital ratios as of March 31, 2006. Our capitalization is presented on an actual basis and on an as adjusted basis to reflect the sale of 1,000,000 shares of our common stock in this offering and our receipt of $18.4 million in estimated net proceeds from this offering, assuming a public offering price of $20.00 per share (the reported closing price of our common stock on the OTCBB on May 26, 2006) and after deducting the underwriting discount and estimated expenses of the offering.

	March 31, 2006
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
Long-term debt:
Junior subordinated debentures(2)	$8,248	8,248
Shareholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock, par value $0.50; 5,000,000 shares authorized: 3,240,674 issued and outstanding at March 31, 2006—As adjusted: 4,240,674 issued and outstanding(3)	1,620	2,120
Additional paid-in capital	21,467	39,367
Retained earnings	4,690	4,690
Accumulated other comprehensive income (loss), net	(500)	(500)
Total shareholders’ equity	$27,277	45,677
Total long-term debt and shareholders’ equity:	$35,525	53,925
Book value per share(4)	$8.42	$10.77
Capital Ratios:
Tier 1 leverage ratio(5)	8.5%	12.3%
Risk-based capital(6):
Tier 1 risk-based capital	8.9%	12.9%
Total risk-based capital	10.2%	14.1%

(1)          If the underwriter exercises its over-allotment option in full, common stock, additional paid-in capital and total shareholders’ equity would be $2,195, $42,112 and $48,497, respectively.

(2)          Consists of debt issued in connection with our trust preferred securities.

(3)          Before issuance of up to 150,000 shares of common stock pursuant to the underwriter’s over-allotment option. At our May 3, 2006 shareholders’ meeting, an amendment to our charter was approved to increase the number of shares of common stock from 5,000,000 shares to 10,000,000 shares.

(4)          Actual book value per share equals total shareholders’ equity of $27,277, divided by 3,240,674 shares issued and outstanding at March 31, 2006. Book value per share, as adjusted equals total shareholders’ equity of $45,677 (assuming net proceeds of this offering of $18,400), divided by 4,240,674 shares (assuming issuance and sale of 1,000,000 shares).

(5)          Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended March 31, 2006. As adjusted calculation assumes that the proceeds from this offering would have been received as the last transaction for the quarter ended March 31, 2006.

(6)          The as adjusted calculations for the risk-based capital ratios assume that the proceeds from this offering are invested in assets which carry a 100% risk-weighting as of March 31, 2006.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is currently traded on the OTCBB under the symbol “TNCC.OB.” Before December 16, 2005, our common stock was not traded on any national exchange or other market. We have applied to have our common stock listed on the Nasdaq National Market and expect that it will be listed there upon the closing of this offering.

The following table shows the high and low sales price information for our common stock for the quarters indicated. For the period prior to December 16, 2005, these sales prices represent known transactions and do not necessarily represent all trading transactions for the periods presented. The over the counter market quotations for the period after December 16, 2005, reflect closing sales prices as quoted on the OTCBB. To date, we have not paid any dividends on our common stock.

Year	Period	High	Low
2006	First Quarter	$23.00	$19.25
	Second Quarter (through May 26, 2006)	$20.50	$19.25
2005:	First Quarter	$15.00	$15.00
	Second Quarter	$15.00	$15.00
	Third Quarter	$16.00	$16.00
	Fourth Quarter	$35.00	$16.00
2004:	First Quarter	$11.00	$11.00
	Second Quarter	$11.00	$11.00
	Third Quarter	$14.00	$14.00
	Fourth Quarter	No sales	No sales

On May 26, 2006, the last reported sale price for our common stock on the OTCBB was $20.00 per share. The trading in our common stock has been limited and occurred at varying prices and may not have created an active market for our common stock. The prices at which trades occurred may not be representative of the actual value of our common stock. At May 22, 2006, we had approximately 595 shareholders of record.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have never declared or paid cash dividends on our common stock, electing to retain earnings to fund our growth. Our ability to pay dividends will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors deemed relevant by our board of directors. In order to pay dividends to shareholders, we must receive cash dividends from our bank. As a result, our ability to pay future dividends will depend upon the earnings of our bank, its financial condition and its need for funds.

Moreover, there are a number of federal and state banking policies and regulations that restrict our bank’s ability to pay dividends. In particular, because our bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the bank is subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Lastly, under Federal Reserve Board policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to our bank and to commit resources to support the bank. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Selected Liquidity and Capital Ratios,” “Asset Quality Ratios” and “Growth Ratios” the summary historical consolidated financial data as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the five years ended December 31, 2005 is derived from our audited consolidated financial statements and related notes, which were audited by KraftCPAs, PLLC, independent registered public accounting firm, for the year ended December 31, 2005 and Crowe, Chizek and Company LLC, independent registered public accounting firm, for the years ended December 31, 2004, 2003, 2002 and 2001. The selected historical consolidated financial data as of and for the three months ended March 31, 2006 and March 31, 2005 is derived from our unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the three months ended March 31, 2006 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2006.

	As of and for the three months ended
	March 31,		As of and for the years ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands except for share data)
Selected Balance Sheet Data:
Assets	$438,318	$284,250	$404,040	$245,917	$156,075	$97,779	$62,919
Loans, net	379,264	238,140	344,187	213,326	133,187	76,258	44,117
Investment Securities	40,047	20,820	31,992	18,690	12,978	15,567	15,333
Cash and due from	3,121	10,135	6,877	3,838	5,224	2,287	1,586
Fed funds sold	6,683	10,483	12,535	6,582	2,498	1,918	946
Premises and equipment, net	823	588	769	609	673	420	284
Deposits	400,977	250,468	367,705	221,394	142,293	87,261	56,700
Fed funds purchased	—	—	—	—	—	1,500	—
Long-term debt	8,248	8,248	8,248	—	—	—	—
Other liabilities	1,816	1,480	1,657	923	384	218	179
Shareholders’ equity	27,277	24,054	26,430	23,600	13,398	8,800	6,040
Selected Income Statement Data:
Interest income	$8,404	$4,673	$23,633	$13,185	$8,205	$5,181	$4,357
Interest expense	4,149	1,625	10,006	4,265	2,976	2,452	2,437
Net interest income	4,255	3,048	13,627	8,920	5,229	2,729	1,920
Provision for loan losses	1,000	650	3,700	2,420	1,115	318	815
Net interest income after provision for loan losses	3,255	2,398	9,927	6,500	4,114	2,411	1,105
Non-interest income	245	208	1,311	800	432	258	274
Non-interest expense	2,018	1,525	6,246	4,552	3,459	2,183	1,908
Income (loss) before income taxes	1,482	1,081	4,992	2,748	1,087	486	(529)
Income taxes (expense) benefit	(573)	(419)	(1,925)	(1,082)	(188)	650	100
Net income (loss)	$909	$662	$3,067	$1,666	$899	$1,136	$(429)

	As of and for the three months ended
	March 31,		As of and for the years ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands except for share data)
Common Per Share Data(1)
Net income (loss), basic	$0.28	$0.20	$0.95	$0.57	$0.40	$0.62	$(0.24)
Net income (loss), diluted	$0.25	$0.19	$0.87	$0.53	$0.38	$0.59	$(0.24)
Book value	$8.42	$7.43	$8.16	$7.29	$5.44	$4.36	$3.32
Weighted average shares outstanding:
Basic	3,240,563	3,238,674	3,238,674	2,933,818	2,253,928	1,841,378	1,787,500
Diluted	3,565,727	3,479,977	3,517,408	3,166,794	2,379,861	1,911,026	1,787,500
Common shares outstanding	3,240,674	3,238,674	3,238,674	3,238,674	2,460,674	2,020,328	1,819,440
Selected Performance Ratios:
Return on average assets	0.86%	1.02%	0.97%	0.83%	0.70%	1.51%	(0.77)%
Return on average shareholders’ equity	13.54%	11.09%	12.29%	8.92%	8.00%	16.52%	(6.44)%
Net interest margin(2)	4.18%	4.90%	4.44%	4.56%	4.22%	3.83%	3.58%
Efficiency ratio(3)	44.84%	46.84%	41.81%	46.83%	61.11%	73.10%	86.96%
Selected Liquidity and Capital Ratios:
Loan to deposit ratio	94.58%	95.08%	93.60%	96.36%	93.60%	87.39%	77.81%
Earning asset ratio	97.19%	94.79%	96.21%	97.02%	95.25%	95.87%	95.99%
Equity to assets	6.22%	8.46%	6.54%	9.60%	8.58%	9.00%	9.60%
Risk-based capital:
Leverage capital(4)	8.5%	12.5%	9.3%	9.8%	8.7%	8.9%	9.4%
Tier 1	8.9%	12.9%	9.6%	10.8%	9.8%	10.6%	11.3%
Total	10.2%	14.2%	10.8%	12.1%	11.0%	11.8%	21.5%
Asset Quality Ratios:
Net charge-offs to average loans outstanding	0.10%	0.14%	0.76%	0.89%	0.20%	0.23%	1.56%
Non-performing loans to gross loans	1.02%	2.02%	1.27%	1.77%	1.88%	1.43%	2.20%
Non-performing assets to total assets	0.89%	1.72%	1.09%	1.55%	1.63%	1.13%	1.57%
Allowance for loan losses to gross loans	1.31%	1.31%	1.26%	1.31%	1.48%	1.43%	2.04%
Allowance for loan losses to non-performing loans	128.39%	65.03%	99.43%	74.45%	78.59%	99.91%	92.83%
Growth Ratios(5):
Percentage change in net income	37.31%	N/A	84.09%	85.32%	(20.86)%	364.80%	N/A
Percentage changed in diluted net income per share	31.58%	N/A	64.15%	39.47%	(35.59)%	345.83%	N/A
Percentage change in assets	54.20%	N/A	64.30%	57.56%	59.62%	55.40%	N/A
Percentage change in net loans	59.26%	N/A	61.34%	60.17%	74.65%	72.85%	N/A
Percentage change in deposits	60.09%	N/A	66.09%	55.59%	63.07%	53.90%	N/A
Percentage change in equity	13.40%	N/A	11.99%	76.15%	52.25%	45.70%	N/A

(1)    Amounts have been restated to reflect the effect of our two-for-one stock split effected December 31, 2003.

(2)    Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets and the interest rate paid on interest bearing liabilities, divided by average earning assets.

(3)    Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(4)    The leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

(5)    Growth rates for March 31, 2006 represent the change from March 31, 2005. All other growth rates represent the change from the previous year end.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

All dollar amounts presented in this discussion are in thousands except share and per share data.

The following information reflects certain financial highlights for the fiscal year ended December 31, 2005:

•       Net income rose 84% to $3,100 in 2005 compared to 2004.

•       Net loans increased 61% to $344,000 in 2005 compared to 2004.

•       Total deposits grew 66% to $368,000 in 2005 compared to 2004.

•       Earnings per share (diluted) increased by 64% to $.87 per share compared to 2004.

•       Our efficiency ratio improved by 11% to 41.81% in 2005 compared to 2004.

The results of operations for the year 2005 compared to 2004 reflected an 84.09% increase in net income and a 64.15% increase in diluted earnings per share. The increase in earnings resulted primarily from a 52.77% increase in net interest income due to higher average loan balances. The net interest margin for 2005 was 4.44%. The increased revenue was partially offset by increases in non-interest expense and the provision for loan losses. The year 2005 reflected a continuation of our trend of rapid asset growth.

The asset growth is a result of the strength of the economy in the Nashville MSA, the success of our business bank operating strategy and the growth in our indirect funding program. The improvement in results including net income and earnings per share is a result of the business focus of the bank. From 2000 to 2005, the Nashville MSA market area experienced rapid growth. The Nashville MSA accounted for approximately 53.45% of the increase in the total loan portfolio in 2005. In Williamson County, demographic information shows an 18.88% growth in the population from 2000 to 2005. Estimates are that by 2010 the population will have grown by another 17.35%. Although estimates of growth are not guaranteed and actual growth may be affected by factors beyond our control, management believes that the projected growth of our market area will positively impact the bank’s future growth.

In addition to lending in the local marketplace, we provide collateral-based loans to equipment vendors and financial services companies located in other states through two types of indirect funding programs outside the Nashville MSA. In both programs, the transactions are non-recourse loans to a third party equipment vendor or financial services company, to provide funding for an equipment lease originated by the third party equipment vendor or financial services company. The equipment lease serves as collateral, along with the underlying equipment, and is the primary source of payment for the loan. We make our lending decisions based upon each lessee’s financial information, which is provided to us by the equipment vendor or financial services company. We fund these transactions earning strong yields and have no servicing expense or residual value risk in any transaction originated by these financial service companies and vendors. We have management and personnel who are experienced in the leasing industry and are able to evaluate and partner effectively with the companies who originate these leasing transactions. All indirect funding is secured by the business asset financed, and is subject to our minimum credit score and documentation standards. These indirect funding transactions provide geographic and collateral diversity for the portfolio and represent approximately 42.53% of the total loan portfolio at December 31, 2005. The increase in the indirect funded loan portfolio accounted for approximately 48.74% of the increase in our total loan portfolio in 2005.

The two indirect funding programs fund different size loans through two different networks. In the first type, we use an established network of financial service companies and vendor partners that provide us indirect funding opportunities nationwide to national middle-market and investment grade companies.

At December 31, 2005, the average size of this type of loan in the loan portfolio was $156 and we earned an average yield of 8.32% on these loans in 2005. This type of indirect funding represented approximately 17.70% of the $349,000 total loan portfolio at December 31, 2005. In the second type of indirect funding program, we originate loans through a different network of financial service companies and equipment vendors located in Tennessee, Alabama, Georgia, California, Michigan, Ohio and North Carolina. This indirect funding program is for smaller transactions and results in loans that finance business assets valued at less than $125 at origination. Management has installed a standardized credit approval process which delivers quick responsive service. At December 31, 2005, the average size of this type of loan in the loan portfolio was $40, ranging from $3 to $125, and the average yield on these loans was 9.10%. This type of indirect funding represented approximately 24.83% of the $349,000 total loan portfolio at December 31, 2005.

We have also grown by marketing our services to business owners that have been left without a long standing banking relationship due to the Nashville MSA experiencing several bank mergers or acquisitions in the last ten years. These acquisitions also resulted in loan funding decisions being made out of state creating confusion for local lending personnel and uncertainty for local businesses. We have taken advantage of this confusion by offering loans at what we believe is a fair rate and that are funded locally in a timely manner. Management believes the competitive advantage created by this environment will continue to positively impact results from operations.

The business bank strategy has enabled management to focus on loan growth and improving operating results rather than building a multi-branch infrastructure. This has resulted in a 24.02% increase in the net interest margin from 2001 to 2005. Non-interest expense is controlled by efficiently staffing our operations. In 2005, that resulted in $9.9 million in assets per employee at year end. Management believes that the business bank strategy will continue to be an effective model in the future.

The results of operations for the quarter ended March 31, 2006, compared to the quarter ended March 31, 2005 reflected a 37.31% increase in net income and a 31.58% increase in earnings per share, assuming dilution. The increase in earnings resulted primarily from a 39.60% increase in net interest income due to higher average loan balances. The increased net interest income was partially offset by increases in non-interest expense and the provision for loan losses. The quarter ended March 31, 2006, reflected a continuation of the bank’s trend of rapid asset growth increasing by $34,278, or 8.48%, from $404,040 at December 31, 2005 to $438,318 at March 31, 2006. Net loans increased by 10.19% or $35,077 from December 31, 2005 to March 31, 2006, while total deposits increased by 9.05% or $33,272, during that same period.

Changes in Results of Operations

Comparison of Operating Results for the Three Months ended March 31, 2006 and March 31, 2005

All dollar amounts are in thousands except share and per share data.

Net Income—Net income for the quarter ended March 31, 2006 was $909 an increase of $247 or 37.31%, compared to net income of $662 for the quarter ended March 31, 2005. The increase is attributable to a 39.60% increase in net interest income from $3,048 for the quarter ended March 31, 2005 to $4,255 for the same period in 2006. This increase in net interest income was the result of our overall growth, including a 58.08% increase in average loan balances in the three months ended March 31, 2006 compared to the same period in 2005. This positive effect was partially offset by a 53.85% increase in the provision for loan losses, from $650 during the three months ended March 31, 2005 to $1,000 for the same period in 2006. Also, non-interest expense increased by 32.33% to $2,018 for the three month period ended March 31, 2006 compared to $1,525 for the same period in 2005. The increase in the provision for loan losses was primarily the result of funding the allowance for loan losses to match the significant loan growth.

The increase in non-interest expense was due to the increase in personnel and general operating expenses due to our growth.

	Three Months Ended March 31,
	2006	2005	% Increase
	(dollars in thousands)
Interest income	$8,404	$4,673	79.84%
Interest expense	4,149	1,625	155.32
Net interest income	4,255	3,048	39.60
Provision for loan losses	1,000	650	53.85
Net interest after provision for loan losses	3,255	2,398	35.74
Noninterest income	245	208	17.79
Noninterest expense	2,018	1,525	32.33
Net income before taxes	1,482	1,081	37.10
Income tax expense	573	419	36.75
Net income	$909	$662	37.31%

Net Interest Income—Net interest income for the quarter ended March 31, 2006 was $4,255 compared to $3,048 for the same period in 2005, a gain of $1,207 or 39.60%. The increase in net interest income was largely attributable to strong loan growth. The average loan balance for the three months ended March 31 increased by 58.08% or $133,528 from $229,880 for that period in 2005 to $363,408 for the same period in 2006. Loan growth was matched by an increase in average interest earning deposits from $218,594 for the three months ended March 31, 2005 to $367,933 for the same period in 2006—an increase of $149,339 or 68.32%.

Net Interest Margin—The net interest margin decreased from 4.90% for the three months ended March 31, 2005 to 4.18% for the same period in 2006 due to an increase in the cost of funds which offset an increase in the yield on earning assets. The net interest margin increased from 3.91% for the quarter ended December 31, 2005 to 4.18% for the quarter ended March 31, 2006 as a result of a 9.5% increase in the yield on earning assets between the quarters. Interest income increased by $3,731, or 79.84%, from $4,673 during the quarter ended March 31, 2005 to $8,404 during the same period in 2006. The increase was primarily due to increased volume. Average earning assets increased from $252,085 in the three months ended March 31, 2005 to $412,545 in the same period in 2006, an increase of $160,460 or 63.65%. The increase in earning assets was primarily due to loan growth. Average loan balances increased by $133,528 or 58.08% in the first quarter 2006 as compared to the same period in 2005. The average yield on earning assets increased from 7.51% in the quarter ended March 31, 2005 to 8.25% in the same period in 2006. The increase in yield on earning assets and cost of funds, as a percentage of average balances was primarily due to recent increases in short term interest rates by the Federal Reserve Open Market Committee, or FOMC. Between March 31, 2005 and March 31, 2006, the FOMC raised the federal funds rate by 200 basis points.

Interest expense increased from $1,625 in the quarter ended March 31, 2005 to $4,149 in the quarter ended March 31, 2006. The $2,524, or 155.32%, increase in expense was due primarily to increases in the volume of deposits. Average interest earning liabilities increased by $157,430 or 71.72%. The cost of funds increased from 3.00% in the quarter ended March 31, 2005 to 4.46% in the same quarter in 2006, an increase of 146 basis points.

Average Balance Sheets, Net Interest Income, and Changes in Interest Income and Interest Expense

The following table shows the average daily balances of each principal category of our assets, liabilities and stockholders’ equity, and an analysis of net interest income, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates for the three month periods ended March 31, 2006 and 2005. The table is presented on a tax equivalent basis if applicable.

	Three Months Ended March 31, 2006			Three Months Ended March 31, 2005
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(dollars in thousands)
ASSETS
Interest earning assets
Securities (taxable)(1)	$37,634	$451	4.78%	$19,154	$194	4.05%
Loans(2)(3)	363,408	7,847	8.76%	229,880	4,463	7.87%
Federal funds sold	11,503	106	3.74%	3,130	16	2.07%
Total interest earning assets	412,545	8,404	8.25%	252,164	4,673	7.51%
Noninterest earning assets
Cash and due from banks	3,221			3,197
Net fixed assets and equipment	785			601
Accrued interest and other assets	8,317			3,301
Total assets	$424,868			$259,263
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Deposits (other than demand)	$367,933	$4,003	4.41%	$218,594	$1,618	3.00%
Federal funds purchased	752	9	4.85%	817	6	3.84%
Subordinated debt	8,248	137	6.74%	92	1	6.73%
Total interest bearing liabilities	376,933	4,149	4.46%	219,503	1,625	3.00%
Noninterest bearing liabilities
Noninterest bearing demand deposits	19,663			14,586
Other liabilities	1,419			1,304
Shareholders’ equity	26,853			23,870
Total liabilities and shareholders’ equity	$424,868			$259,263
Net Interest Spread	3.79%			4.51%
Net Interest Margin	4.18%			4.90%

(1)   Unrealized loss of $625 and $273 is excluded from yield calculation for the quarter ended March 31, 2006 and 2005 respectively.

(2)   Non-accrual loans are included in average loan balances and loan fees of $612 and $373 are included in interest income for the quarter ended March 31, 2006 and 2005 respectively.

(3)   Loans are presented net of allowance for loan loss.

The following table outlines the components of the net interest margin for the three month periods ended March 31, 2006 and 2005 and identifies the impact of changes in volume and the changes in rate.

	March 31, 2006 change from March 31, 2005 due to:
	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans	$2,836	$548	$3,384
Securities—taxable(1)	213	44	257
Federal funds sold	69	21	90
Total interest income	3,118	613	3,731
Interest expense
Deposits (other than demand)	1,413	972	2,385
Federal funds purchased	(1)	4	3
Subordinated debt	135	1	136
Total interest expense	1,547	977	2,524
Net interest income	$1,571	$(364)	$1,207

(1)   Unrealized loss of $625 and $273 is excluded from yield calculation for the quarter ended March 31, 2006 and 2005 respectively.

Provision for Loan Losses—The provision for loan losses for the quarter ended March 31, 2006 was $1,000, an increase of $350, or 53.85%, above the provision of $650 expensed in the same period in 2005. This increase was primarily due to significant loan growth.

The provision is discussed as it relates to the allowance for loan losses in the following Comparison of Financial Condition section. At March 31, 2006, the loan loss reserve of $5,020 was 1.31% of gross loans of $384,284.

Noninterest Income—We earned $22 in mortgage origination fees during the quarter ended March 31, 2006 compared to $19 earned in 2005, an increase of $3 or 15.79%. Income earned in the form of service charges on deposits totaled $49 for the quarter ended March 31, 2006, an increase of $23 compared to the same period in 2005. No gain or loss was recognized on the sale of securities in the quarter ended March 31, 2006 compared with a loss of $4 for the same period in 2005.

We earned $254 on loan sale transactions in the quarter ended March 31, 2006, a 76.39% increase compared to $144 during the same period in 2005. This increase was primarily due to demand from purchasers. Management will continue to consider loan sale transactions if the opportunity for a reasonable return is available.

Noninterest Expense—Noninterest expense for the three months ended March 31, 2006, was $2,018, an increase of $493 or 32.33%, over the $1,525 expensed in the same period in 2005. Approximately 60.24% of the increase was due to the addition of 16 new employees during the period between the two quarters. At March 31, 2006, we had 51 full time employees. Assets per employee were $8,100 at March 31, 2005 and $8,600 at March 31, 2006. Management targets $7,500 per full-time employee as a measure of staffing efficiency.

Efficiency Ratio

	Three Months Ended March 31,
	2006	2005
	(dollars in thousands)
Noninterest expense	$2,018	$1,525
Net interest income	4,255	3,048
Noninterest income	245	208
Total Revenues	$4,500	$3,256
Efficiency Ratio	44.84%	46.84%

Income Taxes—Our effective tax rate for the quarter ended March 31, 2006 was 38.66% compared to 38.76% for the quarter ended March 31, 2005. Management anticipates that tax rates in future periods will approximate the rates paid in 2006.

Comparison of Operating Results for the Years Ended December 31, 2005, December 31, 2004 and December 31, 2003

All dollar amounts are in thousands except share and per share data.

Net Income.   Net income for 2005 was $3,067, an increase of $1,401, or 84.09%, compared to the $1,666 earned in 2004. The increase is attributable to a 52.77% increase in net interest income from $8,920 in 2004 to $13,627 in 2005. The increase of $4,707 in net interest income was primarily the result of higher average loan balances. Non-interest income increased by $511 from $800 to $1,311, or 63.88%, primarily due to gains on loan sales. These positive effects were partially offset by a 52.89% increase in the provision for loan losses, from $2,420 in 2004 to $3,700 in 2005 and an increase of $1,694 in non-interest expense, up 37.21% to $6,246 in 2005 compared to $4,552 in 2004. The increase in the provision for loan losses was the result of funding the loan loss reserve to match the growth in the loan portfolio and loan charge-offs. The increase in non-interest expense was due to the increase in personnel and general operating expenses due to our growth.

Net income for 2004 was $1,666 an increase of $767, or 85.32%, compared to the $899 earned in 2003. The increase is attributable to a 70.59% increase in net interest income from $5,229 in 2003 to $8,920 in 2004. The increase of $3,691 in net interest income was primarily the result of higher average loan balances. Non-interest income increased by $368 from $432 to $800, or 85.19%, primarily due to gains on loan sales. These positive effects were partially offset by a 117.04% increase in the provision for loan losses, from $1,115 in 2003 to $2,420 in 2004 and an increase of $1,093 in non-interest expense, up 31.60% to $4,552 in 2004 compared to $3,459 in 2003. The increase in the provision for loan losses was the result of funding the loan loss reserve to match the growth in the loan portfolio and loan charge-offs. The increase in non-interest expense was due to the increase in personnel and general operating expenses due to our growth.

Net Interest Income.   Our primary source of earnings is net interest income which is the difference between the interest earned on interest earning assets and the interest paid on interest bearing liabilities. The major factors which affect net interest income are changes in volumes, the yield on earning assets and the cost of interest bearing liabilities. Management’s ability to respond to changes in interest rates by effective asset-liability management techniques is critical to maintaining the stability of the net interest margin and the momentum of the Bank’s primary source of earnings.

In mid-2004, the Federal Reserve Open Market Committee, or FOMC, began a series of increases in short-term interest rates. By year-end 2005, the FOMC had increased rates by 300 basis points. In anticipation of continued rising interest rates, management has placed the bank in a moderately asset sensitive position. This means that more assets are scheduled to reprice within the next year than liabilities, thereby taking advantage of the anticipated rise in interest rates. During 2005, $10,726 of the net loan growth occurred in floating rate construction loans and approximately 25% of the $94,100 increase in commercial loans were floating rate transactions.

Net interest income for 2005 was $13,627 compared to $8,920, a gain of $4,707, or 52.77%. The increase in net interest income was largely attributable to strong loan growth. Net loans increased from $213,326 at December 31, 2004 to $344,187 at December 31, 2005—an increase of $130,861, or 61.34%. Net interest income was favorably impacted by the increase in our indirect funding program for small transactions. These loans, which are purchased at a minimum rate of 8%, increased from $50,318 at year-end 2004 to $86,560 at the end of 2005. These indirect funded small transactions had an average yield of 9.10% in 2005 and accounted for approximately 27.37% of the increase in the total loan portfolio in 2005. The loan growth was matched by an increase in deposits from $221,394 at December 31, 2004 to $367,705 in 2005—an increase of $146,311, or 66.09%.

Net interest income for 2004 was $8,920 compared to $5,229 in 2003, a gain of $3,691, or 70.59%. The increase in net interest income was largely attributable to strong loan growth. Net loans increased from $133,187 at December 31, 2003 to $213,326 at December 31, 2004—an increase of $80,139, or 60.17%. Net interest income was favorably impacted by the expansion of our indirect funding program for small transactions. These loans, which are purchased at a minimum rate of 8%, increased from $27,471 at year-end 2003 to $50,318 at the end of 2004. This high yielding portfolio is a key component in the stability and strength of net interest income and accounted for approximately 28.21% of the increase in the total loan portfolio in 2004. The loan growth was matched by an increase in deposits from $142,293 at December 31, 2003 to $221,394 at December 31, 2004, an increase of $79,101, or 55.59%.

Investments.   We view the investment portfolio as a source of income and liquidity. Our investment strategy is to accept a lower immediate yield in the investment portfolio by targeting shorter term investments.  Our investment policy requires a minimum portfolio level equal to 7.00% of total assets and a maximum portfolio level of 20.00% of total assets. Management has maintained the portfolio at the lower end of the policy guidelines with the portfolio at 7.91%, 7.60% and 8.32% of total assets at the end of 2005, 2004 and 2003 respectively.

The investment portfolio at December 31, 2005 was $31,992 compared to $18,690 at year-end 2004. The interest earned on investments rose from $616 in 2004 to $967 in 2005. That was a result of higher average portfolio balances as well as increased yields. The average yield on the investment portfolio investments rose from 3.79% in 2004 to 4.19% in 2005 or 40 basis points.

The investment portfolio at December 31, 2004 was $18,690 compared to $12,978 at year-end 2003.   The average yield on the investment portfolio was 3.79% in 2004 compared to 3.58% in 2003.

Net Interest Margin Analysis.   The net interest margin is impacted by the average volumes of interest sensitive assets and interest sensitive liabilities and by the difference between the yield on interest sensitive assets and the cost of interest sensitive liabilities (spread). Loan fees collected at origination represent an additional adjustment to the yield on loans. The bank’s spread can be affected by economic conditions, the competitive environment, loan demand, and deposit flows. The net yield on earning assets is an indicator of the effectiveness of a bank’s ability to manage the net interest margin by managing the overall yield on assets and the cost of funding those assets.

The following table shows for the twelve months ended December 31, 2005, December 31, 2004 and December 31, 2003 the average balances of each principal category of our assets, liabilities and shareholders’ equity, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates. This table is presented on a taxable equivalent basis, if applicable.

	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(dollars in thousands)
ASSETS
Interest Earning Assets
Securities—taxable(1)	$23,034	$980	4.19%	$15,987	$616	3.79%	$13,562	$486	3.58%
Loans(2) (3)	277,821	22,488	8.09%	174,296	12,496	7.17%	105,833	7,654	7.23%
Fed funds sold	5,910	165	2.79%	5,166	73	1.41%	4,493	65	1.45%
	306,765	23,633	7.69%	195,449	13,185	6.74%	123,888	8,205	6.62%
Non-Interest Earning Assets
Cash and due from banks	4,097			3,045			2,151
Net fixed assets and equipment	731			644			552
Accrued interest and other assets	4,381			2,001			1,476
Total assets	$315,974			$201,139			$128,067
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest Earning Liabilities
Deposits (other than demand)	$266,214	$9,568	3.59%	$167,268	$4,257	2.55%	$107,902	$2,973	2.76%
Fed funds purchased	589	22	3.74%	379	8	2.11%	238	3	1.26%
Subordinated debt	6,237	416	6.67%	—	—	—	—	—	—
	273,040	10,006	3.66%	167,647	4,265	2.54%	108,140	2,976	2.75%
Non-Interest Bearing Liabilities
Non-interest bearing demand deposits	16,489			14,292			8,376
Other liabilities	1,481			525			309
Shareholders’ equity	24,964			18,675			11,242
Total Liabilities and Shareholders’ Equity	$315,974			$201,139			$128,067
Net Interest/Spread			4.03%			4.20%			3.87%
Margin			4.44%			4.56%			4.22%

(1)             Unrealized losses of $357, $253 and $2 are excluded from the yield calculation in 2005, 2004 and 2003 respectively.

(2)             Non-accrual loans are included in average loan balances in all years. Loan fees of $1,438, $858 and $561 are included in interest income in 2005, 2004 and 2003 respectively.

(3)             Loans are presented net of the allowance for loan loss.

The following tables outline the components of the net interest margin for the years 2005, 2004, and 2003 and identify the impact of changes in volume and the changes in rate.

	2005 vs. 2004
	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans	$8,209	$1,783	$9,992
Securities—taxable	290	74	364
Federal funds sold	12	80	92
Total interest income	8,511	1,937	10,448
Interest expense
Deposits (other than demand)	3,130	2,181	5,311
Federal funds purchased	6	8	14
Subordinated debt	416	—	416
Total interest expense	3,552	2,189	5,741
Net interest income	$4,959	$(252)	$4,707

	2004 vs. 2003
	Volume	Rate	Total
	(dollars in thousands)
Interest income
Loans	$4,909	$(67)	$4,842
Securities—taxable	91	39	130
Federal funds sold	10	(2)	8
Total interest income	5,010	(30)	4,980
Interest expense
Deposits (other than demand)	1,526	(242)	1,284
Federal funds purchased	2	3	5
Total interest expense	1,528	(239)	1,289
Net interest income	$3,482	$209	$3,691

The two primary factors that make up the spread are the interest rates received on loans and the interest rates paid on deposits. We have been disciplined in raising interest rates on deposits only as the market demanded and thereby managing the cost of funds. Also, we have not competed for new loans on interest rate alone but have relied on effective marketing to business customers. Business customers are not influenced by interest rates alone but are influenced by other factors such as timely funding. By working to positively impact both factors that make up the spread, we have been able to improve our net interest margin by 0.86% from the end of 2001 to the end of 2005. That is an improvement of 24.02% over a four-year period.

While we continue to strive to improve our net interest margin, we experienced compression in 2005. Our net interest margin declined from 4.56% in 2004 to 4.44% in 2005 due to the cost of funds rising faster than the yield on earning assets during the year. Interest income increased by $10,448, or 79.24%, from $13,185 in 2004 to $23,633 in 2005. The increase was primarily due to increased volume. Average earning assets increased from $195,449 in 2004 to $306,765 in 2005, an increase of $111,316, or 56.95%, as a result of strong loan growth. Average loans increased $103,522, or 59.39%, to $277,821 at December 31, 2005. The average yield on earning assets increased from 6.74% in 2004 to 7.70% in 2005, or 96 basis points. The increase in our indirect funded small loan portfolio favorably impacted the average yield on earning assets. The average yield on this type of loan in 2005 was 9.10%. These loans increased 72.03% from $50,318 at year-end 2004 to $86,560 at the end of 2005.  Interest expense increased from $4,265 in 2004 to $10,006 in 2005. The $5,741, or 134.60%, increase in expense was due to increases in the volume of deposits as well as an increase in the cost of funds. Average interest earning liabilities increased from $167,647 in 2004 to $273,040 in 2005, an increase of $105,393 or 62.86%. The cost of funds increased from 2.54% in 2004 to 3.66% in 2005 or 112 basis points.

The net interest margin improved from 4.22% in 2003 to 4.56% in 2004 due to an improved yield on earning assets and a lower cost of funding. Interest income increased by $4,980, or 60.69%, from $8,205 in 2003 to $13,185 in 2004. The increase was primarily due to increased volume. Average earning assets increased from $123,888 in 2003 to $195,449 in 2004, an increase of $71,561 or 57.76%. The increase in earning assets was due to loan growth. Average loans increased $68,463, or 64.68%. The average yield on earning assets increased from 6.62% in 2003 to 6.74% in 2004 or 12 basis points. The net interest margin was favorably impacted by the expansion of our indirect funded small loan portfolio. These loans increased from $27,471 at year-end 2003 to $50,318 at the end of 2004. This high yielding portfolio is a key component in the strength of the net interest margin. During 2004, a period of historically low interest rates, the market for quality loans was highly competitive. Management emphasized pricing discipline throughout the year to ensure that growth was not achieved by competing on reduced pricing.

Interest expense increased from $4,265 in 2004 to $10,006 in 2005. The $5,741, or 134.61%, increase in expense was due to increases in the volume of deposits as well as interest rates. Additionally, the cost of funds increased from 2.54% in 2004 to 3.66% in 2005. The local deposit market is highly competitive and rates tend to lead national averages. We partially offset the higher cost of local deposits by acquisition of wholesale funding in the national market.

Interest expense increased from $2,976 in 2003 to $4,265 in 2004. The $1,289, or 43.31%, increase in expense was due to increases in the volume of deposits.  Average interest bearing deposits increased from $108,140 in 2003 to $167,647 in 2004, an increase of $59,507 or 55.02%. Despite the fact that rates started increasing in the last half of 2004, management was aggressive in lowering interest rates on savings accounts and other products during the year. As a result, the cost of funds was reduced from 2.75% in 2003 to 2.54% in 2004, a decline of 21 basis points.

Provision for Loan Losses.   We assess the adequacy of the allowance for loan losses with a combination of qualitative and quantitative factors. At inception, each loan is assigned a risk rating that ranges from “RR1 to RR4”. An RR1 assignment indicates a “Superior” credit, RR2 represents an “Excellent” credit, RR3 represents an “Above-Average” loan, and RR4 designates an “Average” credit. The assignment of a risk rating is based on an evaluation of the credit risk in the transaction. The evaluation includes consideration of the borrower’s financial capacity, collateral, cash flows, liquidity, and alternative sources of repayment. If a loan deteriorates and the level of risk increases, management downgrades the loan to RR5-”Watch”, RR6-”Criticized”, or RR7-”Substandard”, depending on the circumstances. A review by a local independent accounting firm of the assigned risk ratings is an integral part of our external loan review program.

We review the loan portfolio regularly to determine if loans should be placed on non-accrual for revenue recognition. If a loan is placed on non-accrual, all interest earned since the last current payment is immediately reversed. Loans may remain on non-accrual status until the underlying collateral is repossessed and valued or until the amount of loss in the credit can be reasonably determined. Once collateral is repossessed and appraised, the collateral is recorded as a repossession at the lower of fair value or the investment in the related loan. Any difference between the estimated fair value of the collateral and the loan balance is charged off. Variances in fair value estimates are recorded as a gain or loss on sale when the collateral is sold.  Non-accrual loans totaled $2,928, $2,161 and $1,136 at year-end 2005, 2004 and 2003. These amounts represented 0.85%, 1.01% and 0.85% of net loans at the end of each year.

We use the weighted average risk rating to monitor the overall credit quality and trends in the loan portfolio. At December 31, 2005, the weighted average risk rating of the $344,187 net loan portfolio was 3.62. At December 31, 2004, the weighted average risk rating of the $213,326 net loan portfolio was 3.63. The executive committee of the board of directors reviews the weighted average risk rating of loans booked during the previous month. In addition, the committee reviews all credits classified RR5 or higher monthly. We closely monitor other key loan quality indicators including delinquencies, changes in the portfolio mix and general economic conditions. These actions provide a degree of objectivity in assessing the risk in the portfolio and establishing an adequate loan loss reserve. To the extent that actual and anticipated losses differ, adjustments are made to the loan loss provision or to the level of the allowance for loan losses. At December 31, 2005, the loan loss reserve of $4,399 was 1.26% of gross loans of $348,586.

The provision for loan losses in 2005 was $3,700, an increase of $1,280, or 52.89%, above the provision of $2,420 expensed in 2004. Of the provision, $1,558, or 42.11%, was attributable to loan growth recorded during 2005. The remainder of the loan loss provision in 2005 funded net charge offs of $2,142.

The provision for loan losses in 2004 was $2,420, an increase of $1,305, or 117.04%, above the provision expensed in 2003. Of the provision, $841, or 34.75%, was attributable to maintaining a general reserve for the loan growth recorded during 2004. The remainder of the loan loss provision in 2004 funded net charge offs of $1,579 of which $819 was attributable to a single loan.

We target small and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur to a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease. We use a local independent accounting firm to assist management to review our loan portfolio and allowance for loans quarterly for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.

The following table presents information regarding non-accrual, past due and restructured loans at December 31, 2005, 2004, 2003, 2002 and 2001:

	December 31,
	2005	2004	2003	2002	2001
	(dollars in thousands)
Non-accrual loans
Number of Loans	46	17	12	10	5
Amount	$2,928	$2,161	$1,136	$1,104	$990
Accruing loans which are contractually past due 90 days or more as to principal and interest payments:
Number of Loans	9	4	6	—	—
Amount	$352	$111	$308	$—	$—
Loans defined as “troubled debt restructurings”
Number of Loans	3	2	1	—	—
Amount	$1,144	$1,544	$1,101	$—	$—
Gross interest income lost on the above loans	$133	$82	$193	$158	$78
Interest income included in net income on the above loans	$31	$48	$29	$24	$87

As of December 31, 2005, there are no loans classified for regulatory purposes as doubtful or substandard that have not been disclosed in the above table, which represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

We had no tax-exempt loans during the period ended December 31, 2005. We had no loans outstanding to foreign borrowers at December 31, 2005.

An analysis of our loss experience is furnished in the following table for December 31, 2005, 2004, 2003, 2002 and 2001, and the periods then ended (dollars in thousands):

	December 31,
	2005	2004	2003	2002	2001
Allowance for loan losses at beginning of period	$ 2,841	$ 2,000	$ 1,103	$ 919	$ 736
Charge-offs:
Real estate:
Construction	—	—	—	—	—
1 to 4 family residential	—	101	—	—	—
Other	—	131	—	—	—
Commercial, financial and agricultural	2,379	1,366	235	105	641
Consumer	32	57	48	31	—
Other	—	—	—	—	—
Total Charge-offs	2,411	1,655	283	136	641
Recoveries:
Real estate:
Construction	—	—	—	—	—
1 to 4 family residential	1	—	—	—	—
Other	—	3	—	—	—
Commercial, financial and agricultural	245	68	64	3	9
Consumer	23	5	1	—	—
Other	—	—	—	—	—
Total Recoveries	269	76	65	3	9
Net Charge-offs	2,142	1,579	218	133	632
Provision for loan losses charged to expense	3,700	2,420	1,115	317	815
Allowance for loan losses at end of period	$ 4,399	$ 2,841	$ 2,000	$ 1,103	$ 919

	December 31,
	2005	2004	2003	2002	2001
Net charge-offs as a percentage of average total loans outstanding during the year	0.76%	0.89%	0.20%	0.23%	1.56%
Ending allowance for loan losses as a percentage of total loans outstanding at end of year	1.26%	1.31%	1.48%	1.43%	2.04%

The net charge-offs for 2005 were $2,142, an increase of $563, or 35.65% over the net charge-offs of $1,579 in 2004. However the net charge-offs as a percentage of average total loans outstanding decreased by ..13%, or 14.60%, from .89% in 2004 to .76% in 2005.

The net charge-offs for 2004 were $1,579, an increase of $1,361, or 624.31% over the net charge-offs of $218 in 2003. The net charge-offs as a percentage of average total loans increased by .69%, or 345.00%, from .20% in 2003 to .89% in 2004. These increases were primarily attributable to our charging off a single loan of $819.

The allowance for loan losses is established by charges to operations based on management’s evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level. Management feels that the allowance is adequate at December 31, 2005.

At December 31, 2005, 2004, 2003, 2002 and 2001, the allowance was allocated as follows (dollars in thousands):

	2005		2004		2003		2002		2001
	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans	Amount	Percentage of loans in each category to total loans
Real estate:
Construction	$ 383	10.98%	$ 175	10.55%	$ 71	7.68%	$ 83	8.59%	$ 52	9.21%
1 to 4 family residential	225	5.27%	75	7.38%	57	10.00%	167	17.28%	121	21.54%
Other	504	14.45%	265	15.59%	331	14.85%	131	13.59%	108	19.32%
Commercial, financial and agricultural	3,197	67.11%	2,272	64.68%	1,510	65.03%	697	58.00%	619	46.63%
Consumer	45	.90%	54	1.80%	31	2.44%	25	2.54%	19	3.30%
Other	45	1.29%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Total	$ 4,399	100.00%	$ 2,841	100.00%	$ 2,000	100.00%	$ 1,103	100.00%	$ 919	100.00%

Non-interest Income.   Non-interest income is income that is not related to interest-earning assets. In a typical retail bank, non-interest income consists primarily of service charges and fees on deposit accounts and mortgage origination fees. Due to our business focus and the lack of a large retail customer base, revenues from these traditional sources will remain modest. We have, however, earned non-interest income on the sale of loans and participations originated through both our direct and indirect funding programs.

We earned $105 in mortgage origination fees in 2005 compared to $130 earned in 2004, a decline of $25 or 19.23%. The decline in mortgage loan demand and mortgage origination income is attributed to the continued rising interest rates in 2005. We believe that rates will continue to rise for part of 2006 and that the mortgage unit will provide a value-added service with modest revenue results.

The bank earned $130 in mortgage origination fees in 2004 compared to $148 earned in 2003, a decline of $18, or 12.16%. The decline in mortgage origination income is attributed to rising interest rates starting in mid-2004 and the slowing of refinancing activity. Income earned in the form of service charges on deposits totaled $24, a gain of $7, or 41.18% above the $17 earned in 2003. Gain on sales of securities declined by $99, or 75.00%, from $132 in 2003 to $33 in 2004. This decline was due to the rise in interest rates in 2004 and the subsequent lack of opportunities to recognize market gains in the investment portfolio.

We earned $1,106 in 2005 on a series of loan sale transactions totaling $35,000 in aggregate principal amount compared to $504 in 2004 on a series of transactions totaling $29,700 in aggregate principal amount. Because we are located in a vibrant market area and have been able to successfully grow our indirect funding programs, we have been able to generate quality assets at a faster rate than we can adequately fund them. In addition, the demand for the bank’s indirect funded loans has been greater than the bank’s funding and capital have been able to support. As a result, the bank has sold excess loans. In addition, we currently intend to maintain loans generated through our indirect funding programs at between approximately 35% and 40% of our total loan portfolio. We anticipate that we will continue to engage in loan sale transactions periodically to the extent that the volume of loans generated through our indirect funding program exceed these levels. During 2004, management identified a network of community banks eager to purchase quality assets, and four loan sale transactions were completed that year. Management has installed appropriate systems and processes to sell assets to other banks located in slower growing markets and believes that loan sales will be a recurring source of revenue.

We record a sale of a loan when all conditions prescribed by Statement of Financial Accounting Standards No. 140, Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125, are met. These conditions focus on whether the transferred financial assets are isolated beyond the reach of the bank and its creditors, the constraints on the transferee or beneficial interest holders, and the bank’s rights or obligations to reacquire transferred financial assets. In accordance with SFAS No. 140, we record the transfer by allocating the carrying amount of the financial asset between the assets sold, and the retained interests, if any, based on their relative fair values at the date of transfer. Estimates of expected future cash flows are used to determine fair value on the date of transfer and the gain on sale is presented as a component of non-interest income.

Non-interest Expense.   Non-interest expense includes salaries and benefits expense, occupancy costs, and other operating expenses including data processing, professional fees, supplies, postage, telephone, and other items. Management views the control of operating expense as a critical element in the success of the business bank strategy. We operate more efficiently than peer banks because we conduct business from only two locations and do not provide banking services for many retail customers with high transaction volume.

Management targets $7.5 million in assets per full time employee as a measure of staffing efficiency. Management believes that our growth will offer additional opportunities to leverage personnel resources. We do expect to hire employees in 2006 so salaries and benefits expense will increase, but the target for average assets per employee will remain at $7.5 million per employee.

Non-interest expense for 2005 was $6,246, an increase of $1,694, or 37.21%, over the $4,552 expensed in 2004. Approximately 65% of the increase was due to the addition of new employees during the year. The Bank ended 2005 with 41 full time employees. Assets per employee was $9.9 million at year-end 2005 compared to $7.7 million at year-end 2004.

Non-interest expense for 2004 was $4,552, an increase of $1,093 or 31.60%, over the $3,459 expensed in 2003. Approximately half of the increase was due to the addition of five new employees during the year. The Bank ended 2004 with 32 full time employees. Assets per employee was $7.7 million at year-end 2004 and $5.8 million at year-end 2003.

Income Taxes.   Our effective tax rate in 2005 was 38.56% compared to 39.37% in 2004 and 17.30% in 2003. The change in the applicable tax rate reflects our progression from initial operating losses to current profits. We anticipate that tax rates in future years will approximate the rates paid in 2005.

Changes in Financial Condition

Comparison of Financial Condition at March 31, 2006 and December 31, 2005

All dollars amounts are in thousands except share and per share data.

Assets.   Total assets at March 31, 2006 were $438,318, an increase of $34,278, or 8.48%, over total assets of $404,040 at December 31, 2005. Loan growth was the primary reason for the increase. March 31, 2006 net loans were $379,264, up $35,077, or 10.19%, over the December 31, 2005 total net loans of $344,187. The cash and cash equivalents balance decreased by $9,608 between December 31, 2005 and March 31, 2006 as funds were used to fund loans made in the first quarter of 2006.

Our business bank model of operation results in a higher level of earning assets than peer banks. Earning assets are defined as assets which earn interest income. Earning assets include short-term investments, the investment portfolio, and net loans. We maintain a higher level of earning assets because fewer assets are allocated to facilities, cash, and due-from bank accounts used for transaction processing. Earning assets at March 31, 2006, were $425,994, or 97.19%, of total assets of $438,318. Earning assets at December 31, 2005, were $388,714, or 96.21%, of total assets of $404,040.

Loans.   We had total net loans of $379,264 at March 31, 2006. The following table sets forth the composition of our loan portfolio at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31, 2006	December 31, 2005
Real estate
Construction	$ 43,885	$ 38,279
1-4 family residential	19,554	18,358
Other	54,182	50,371
Commercial, financial and agricultural	258,650	233,948
Consumer	3,614	3,149
Other	4,399	4,481
Total loans	384,284	348,586
Less: allowance for loan losses	(5,020)	(4,399)
Net loans	$ 379,264	$ 344,187

Composition of loan portfolio by type
(dollars in thousands)

	March 31, 2006	December 31, 2005
Real estate:
Construction	11.42%	10.98%
1 to 4 family residential	5.09%	5.27%
Other	14.10%	14.45%
Commercial, financial and agricultural	67.31%	67.11%
Consumer	0.94%	0.90%
Other	1.14%	1.29%
Total	100%	100%

The following table sets forth the composition of our commercial, financial and agricultural loan portfolio at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31, 2006		December 31, 2005
	Amount	%	Amount	%
Commercial, financial and agricultural
Direct funding	$ 100,468	38.84%	$ 85,695	36.63%
Indirect funding
Large	61,848	23.91%	61,693	26.37%
Small	96,334	37.25%	86,560	37.00%
Total	$ 258,650	100.00%	$ 233,948	100.00%

Management periodically reviews the loan portfolio, particularly non-accrual and renegotiated loans. The review may result in a determination that a loan should be placed on a non-accrual status for income recognition. When a loan is classified as non-accrual, any unpaid interest is reversed against current income. Interest is included in income thereafter only to the extent received in cash. The loan remains in a non-accrual classification until such time as the loan is brought current, when it may be returned to accrual classification.

The following table presents information regarding non-accrual, past due and restructured loans at March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005
	(dollars in thousands)
Non-accrual loans
Number	43	46
Amount	$ 2,597	$ 2,928
Accruing loans which are contractually past due 90 days or more as to principal and interest payments:
Number	6	9
Amount	$ 177	$ 352
Loans defined as “troubled debt restructurings”
Number	3	3
Amount	$ 1,136	$ 1,144

As of March 31, 2006 and December 31, 2005, there are no loans classified for regulatory purposes as doubtful or substandard that have not been disclosed in the above table, which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Allowance for loan losses.   The maintenance of an adequate allowance for loan losses, or ALL, is one of the fundamental concepts of risk management for every financial institution. Management is responsible for ensuring that controls are in place to insure the adequacy of the loan loss reserve in accordance with generally accepted accounting principals (GAAP), our stated policies and procedures, and regulatory guidance.

It is management’s intent to maintain an ALL which is adequate to absorb current and estimated losses which are inherent in our loan portfolio. The historical loss ratio (net charge-offs as a percentage of average loans) was 0.10% for the three months ended March 31, 2006 and 0.14% for the three months ended March 31, 2005. The ALL as a percentage of the outstanding loans at the end of the period was 1.31% at March 31, 2006 and 1.31% at March 31, 2005.

An analysis of our loss experience is furnished in the following table for the quarter ended March 31, 2006 and the same period ended March 31, 2005 (dollars in thousands):

	March 31, 2006	March 31, 2005
Allowance for loan losses at beginning of period	$ 4,399	$ 2,841
Charge-offs:
Real estate:
Construction	—	—
1 to 4 family residential	—	—
Other	—	—
Commercial, financial and agricultural	480	353
Consumer	3	4
Total Charge-offs	483	357
Recoveries:
Real estate:
Construction	—	—
1 to 4 family residential	—	1
Other	—	—
Commercial, financial and agricultural	83	15
Consumer	21	23
Total Recoveries	104	39
Net Charge-offs	379	318
Provision for loans charged to expense	1,000	650
Allowance for loan losses at end of period	$ 5,020	$ 3,173

	March 31, 2006	March 31, 2005
Net charge-offs as a percentage of average total loans outstanding during the period	0.10%	0.14%
Ending allowance for loan losses as a percentage of total loans outstanding at end of the period	1.31%	1.31%

The allowance for loan losses is established by charges to operations based on management’s evaluation of the loan portfolio, past due loan experience, collateral values, current economic conditions and other factors considered necessary to maintain the allowance at an adequate level.

Securities.   The securities portfolio at March 31, 2006 was $40,047 compared to $31,992 at December 31, 2005. We view the securities portfolio as a source of income and liquidity. Management has maintained the portfolio at 9.14% of total assets at March 31, 2006 and 7.92% of total assets at December 31, 2005.

Liabilities.   We depend on a growing deposit base to fund loan and other asset growth. We compete for local deposits by offering attractive products with premium rates. We also obtain funding in the wholesale deposit market which is accessed by means of an electronic bulletin board. This electronic market links banks and acquirers of funds to credit unions, school districts, labor unions, and other organizations with excess liquidity. The process is highly efficient and the average rate is generally less than rates paid in the local market. Wholesale deposits are categorized as “Purchased Time Deposits” on the detail of deposits shown in the table below.

Total deposits at March 31, 2006 were $400,977, up $33,272, or 9.05%, over the December 31, 2005 total deposits of $367,705. Total average deposits during the quarter ended March 31, 2006, were $387,596, an increase of $154,416, or 66.22%, over the total average deposits of $233,180 during the quarter ended March 31, 2005. Average noninterest bearing deposits increased by $5,077, or 34.81%, from $14,586 in the quarter ended March 31, 2005 to $19,663 in the quarter ended March 31, 2006. Average deposit balances for the three months ended March 31, 2006 and 2005 and the average rates paid on those balances are shown below.

Deposits
(dollars in thousands)

	Three Months Ended March 31,
	2006		2005
		Average		Average
	Average Balance	Rate Paid(1)	Average Balance	Rate Paid(1)
Types of Deposits
Noninterest-bearing demand deposits	$ 19,663	—	$ 14,586	—
Interest-bearing demand deposits	5,847	3.40%	2,122	0.89%
Money market accounts	54,825	4.84%	31,583	3.17%
Savings accounts	16,675	2.64%	27,476	2.54%
IRA accounts	4,536	4.81%	1,022	3.61%
Purchased time deposits	156,593	4.22%	135,874	3.07%
Time deposits	129,457	4.73%	20,517	3.22%
Total deposits	$ 387,596		$ 233,180

(1)   Rate is annualized

Subordinated Debt.   In March 2005, we formed a financing subsidiary, Tennessee Commerce Statutory Trust I, a Delaware statutory trust, or the Trust I. In March 2005, Trust I issued and sold $8,000 of  Trust I’s Fixed/Floating rate capital securities, with a liquidation amount of $1,000 per capital security, to First Tennessee Bank National Association. At the same time, we issued to Trust I $8,248 of Fixed/Floating rate junior subordinated deferrable interest debentures due 2035. The debentures pay a 6.73% fixed rate payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus a margin thereafter.

In accordance with FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (FIN46R), the Trust I is not consolidated. We report as liabilities the subordinated debentures issued by us and held by Trust I.

Comparison of Financial Condition at December 31, 2005, December 31, 2004 and December 31, 2003

All dollars amounts are in thousands except share and per share data.

Assets.   Total assets at December 31, 2005 were $404,040, an increase of $158,123, or 64.29%, over total assets of $245,917 at December 31, 2004. Average assets for 2005 were $315,974, an increase of $114,835, or 57.09%, over average assets in 2004. Loan growth was the primary reason for the increase. Year-end 2005 net loans were $344,187, up $130,861, or 61.34%, over the year-end 2004 total net loans of $213,326.

Total assets at December 31, 2004, were $245,917, an increase of $89,842, or 57.56%, over total assets of $156,075 at December 31, 2003. Average assets for 2004 were $201,139, an increase of $73,072, or 57.05%, over average assets in 2003. Loan growth was the primary reason for the increase. Year-end 2004 net loans were $213,326, up $80,139, or 60.17%, over the year-end 2003 total net loans of $133,187.

Our business bank model of operation results in a higher level of earning assets than peer banks. Earning assets are defined as assets which earn interest income. Earning assets include short-term investments, the investment portfolio and net loans. We maintain a higher level of earning assets because fewer assets are allocated to facilities, cash and due-from bank accounts used for transaction processing. Earning assets at December 31, 2005, were $388,714, or 96.20%, of total assets of $404,040. Earning assets at December 31, 2004, were $238,598, or 97.02%, of total assets of $245,917. Management targets an earning asset to total asset ratio of 97% or higher. This ratio is expected to generally continue at these levels although this may be affected by economic factors beyond our control.

Investment Portfolio.   At year end 2005, obligations of the United States Government or its agencies and collateralized mortgage obligations represented 92.51% of the investment portfolio. The bank’s investment portfolio at December 31, 2005, 2004 and 2003 consisted of the following (dollars in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
As of December 31, 2005
Securities available for sale
U.S. Government agencies	$ 22,195	$ 7	$ (411)	$ 21,791
Mortgage-backed securities	8,059	—	(254)	7,805
Corporate debt securities	1,958	—	(22)	1,936
Other	380	80	—	460
Total	$ 32,592	$ 87	$ (687)	$ 31,992
As of December 31, 2004
Securities available for sale
U.S. Government agencies	$ 9,958	$ 5	$ (111)	$ 9,852
Mortgage-backed securities	8,569	—	(111)	8,458
Other	380	—	—	380
Total	$ 18,907	$ 5	$ (222)	$ 18,690
As of December 31, 2003
Securities available for sale
U.S. Government agencies	$ 5,477	$ 1	$ (135)	$ 5,343
Mortgage-backed securities	6,163	1	(77)	6,087
Corporate debt securities	1,160	8	—	1,168
Other	380	—	—	380
Total	$ 13,180	$ 10	$ (212)	$ 12,978

The following schedule presents the estimated maturities and weighted average yields of our investment securities at December 31, 2005:

		Estimated	Weighted
	Amortized	Market	Average
	Cost	Value	Yield
	(dollars in thousands)
Obligations of U.S. Government agencies
Due in one year or less	$ —	$ —	0.00%
Due after one through five years	8,257	8,109	3.71%
Due after five through ten years	13,938	13,682	4.88%
Due after ten years	—	—	0.00%
Total obligations of U.S. Government agencies	22,195	21,791
Mortgage-backed securities	8,059	7,805	3.77%
Corporate debt securities
Due in one year or less	—	—	0.00%
Due after one through five years	203	195	4.02%
Due after five through ten years	1,755	1,741	4.94%
Due after ten years	—	—	0.00%
Total corporate debt securities	1,958	1,936
Other securities	380	460	0.00%
Total securities available for sale	$ 32,592	$ 31,992

We owned no tax-exempt securities during the period ended December 31, 2005.

The objective of our investment policy is to invest funds not otherwise needed to meet our loan demand to earn the maximum return, yet still maintain sufficient liquidity to meet fluctuations in our loan demand and deposit structure. In doing so, we balance the market and credit risks against the potential investment return, make investments compatible with the pledge requirements of our deposits of public funds, maintain compliance with regulatory investment requirements, and assist the various public entities with their financial needs. The asset liability and investment committee has full authority over the investment portfolio and makes decisions on purchases and sales of securities. The entire portfolio, along with all investment transactions occurring since the previous executive committee meeting, is reviewed by the executive committee of the board at its next monthly meeting. The investment policy allows portfolio holdings to include short-term securities purchased to provide us with needed liquidity and longer term securities purchased to generate level income for us over periods of interest rate fluctuations.

Loan Portfolio.   The bank had total loans of approximately $349,000 at December 31, 2005. As approximately 63.12% of the loan portfolio is concentrated in the Nashville MSA with 56.31% of that in Davidson County and Williamson County, there is risk that our borrowers’ ability to repay their loans from us could be affected by changes in local economic conditions. We have attempted to mitigate this risk by keeping the remaining portion of the loan portfolio geographically diversified.

The following table details our loans at December 31, 2005, 2004, 2003, 2002 and 2001:

	2005	2004	2003	2002	2001
	(dollars in thousands)
Real estate
Construction	$38,279	$22,813	$10,386	$6,646	$4,146
1-4 family residential	18,358	15,963	13,520	13,372	9,701
Other	50,371	33,694	20,072	10,513	8,702
Commercial, financial and agricultural	233,948	139,799	87,908	44,867	21,000
Consumer	3,149	3,898	3,301	1,963	1,487
Other	4,481	—	—	—	—
Total loans	348,586	216,167	135,187	77,361	45,036
Less: allowance for loan losses	(4,399)	(2,841)	(2,000)	(1,103)	(919)
Net loans	$344,187	$213,326	$133,187	$76,258	$44,117

The following table details the composition of our loan portfolio by type at December 31, 2005, 2004, 2003, 2002 and 2001.

	2005	2004	2003	2002	2001
	(dollars in thousands)
Real estate:
Construction	10.98%	10.55%	7.68%	8.59%	9.21%
1 to 4 family residential	5.27%	7.38%	10.00%	17.28%	21.54%
Other	14.45%	15.59%	14.85%	13.59%	19.32%
Commercial, financial and agricultural	67.11%	64.68%	65.03%	58.00%	46.63%
Consumer	0.90%	1.80%	2.44%	2.54%	3.30%
Other	1.29%	0.00%	0.00%	0.00%	0.00%
Total	100%	100%	100%	100%	100%

The following table details the composition of our commercial loan portfolio by funding program type at the dates indicated:

	As of December 31,
	2005		2004		2003
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
Commercial, financial and agricultural:
Direct funding	$85,695	36.63%	$56,082	40.12%	$54,521	62.02%
Indirect funding
Large	61,693	26.37%	33,399	23.89%	5,916	6.73%
Small	86,560	37.00%	50,318	35.99%	27,471	31.25%
Total	233,948	100.00%	139,799	100.00%	87,908	100.00%

The following table details maturities and sensitivity to interest rates changes for our commercial loans at December 31, 2005:

	Due in 1	Due in 1	Due after
Type of Loan(1)	year or less	to 5 years	5 Years	Total
	(dollars in thousands)
Real estate:
Construction	$30,736	$7,543	$—	$38,279
1 to 4 family residential	6,901	11,159	298	18,358
Other	18,088	28,702	3,581	50,371
Commercial, financial and agricultural	58,554	172,899	2,495	233,948
Consumer	1,176	1,815	158	3,149
Other	—	—	4,481	4,481
Total	$115,455	$222,118	$11,013	$348,586
Less: allowance for loan loss				(4,399)
Net loans				$344,187
Interest rate sensitivity:
Fixed interest rates	$14,899	$221,504	$10,332	$246,735
Floating or adjustable rates	100,556	614	681	101,851
Total	$115,455	$222,118	$11,013	$348,586

(1)          Includes non-accrual loans.

Liabilities.   We rely on increasing our deposit base to fund loan and other asset growth. The Williamson County marketplace is highly competitive with 20 financial institutions and at least 72 banking facilities (as of June 30, 2005). We compete for local deposits by offering attractive products with premium rates and by offering the convenience of free local courier services for customers making deposits. We expect to have a higher average cost of funds for local deposits than competitor banks due to our limited number of locations and lack of a branch network. Our strategy is to offset the higher cost of funding with a lower level of operating expense and firm pricing discipline for loan products. We have promoted electronic banking services by providing them without charge and by offering in-bank customer training.

We also obtain a significant portion of our funding in the wholesale deposit market, which is accessed by means of an electronic bulletin board. This electronic market links banks and sellers of deposits to deposit purchasers such as credit unions, school districts, labor unions and other organizations with excess liquidity. Deposits may be raised in ninety-nine thousand dollar ($99,000) or one hundred thousand dollar ($100,000) increments with maturities ranging from two weeks to five years. Management believes the utilization of the electronic bulletin board is highly efficient and the average rate has been generally less than rates paid in the local market for deposits with comparable maturities. Participants in the electronic market pay a modest annual licensing fee and there are no transaction charges. Management has established policies and procedures to govern the acquisition of funding through the wholesale market. Wholesale deposits are categorized as “Purchased Time Deposits” on the detail of deposits shown below. Management does not believe that these deposits are “brokered deposits’’ subject to the brokered deposit regulations of the FDIC. Management may also, from time to time, engage the services of a deposit broker to raise a block of funding at a specified maturity date.

Deposits.   Our primary source of funds are interest-bearing deposits. The following tables present the average amount of and average rate paid on each of the following deposit categories at the bank level for 2005, 2004 and 2003:

	Year Ended December 31,
	2005		2004		2003
		Average		Average		Average
Deposits	Average Balance	Rate Paid	Average Balance	Rate Paid	Average Balance	Rate Paid
	(dollars in thousands)
Types of Deposits
Non-interest-bearing demand deposits	$18,763	—	$14,292	—	$8,376	—
Interest-bearing demand deposits	3,097	1.90%	1,640	0.24%	1,266	0.02%
Money market accounts	39,485	3.88%	16,316	2.07%	6,324	0.88%
Savings accounts	22,785	2.61%	34,506	2.43%	26,998	2.84%
IRA accounts	2,183	4.31%	1,040	3.56%	874	3.99%
Purchased time deposits	146,326	3.55%	98,515	2.68%	57,122	2.90%
Time deposits	52,338	4.00%	15,251	2.65%	15,318	3.01%
Total deposits	$284,977		$181,560		$116,278

The following table indicates amounts outstanding of time deposits and purchased time deposits of $100,000 or more, and the respective maturities of these deposits, as of December 31, 2005 (dollars in thousands):

Three months or less	$29,504
Over three through twelve months	34,778
More than twelve months	58,516
Total	$122,798

Total average deposits in 2005 were $284,977, an increase of $103,417, or 56.96%, over the total average deposits of $181,560 in 2004. Average non-interest bearing deposits increased by $4,471, or 31.28%, from $14,292 in 2004 to $18,763 in 2005. Average savings deposits decreased by $11,721 from $34,506 in 2004 to $22,785 in 2005. Average purchased deposits increased by $47,811, or 48.53%, from $98,515 in 2004 to $146,326 in 2005. The average rate paid on purchased time deposits in 2005 was 3.55% compared to 2.68% in 2004 and compared to 4.00% and 2.65% in 2005 and 2004, respectively, for time deposits. Purchased time deposit funding represented 51.34% of total funding in 2005 compared to 54.26% in 2004.

Total average deposits in 2004 were $181,560, an increase of $65,282, or 56.14%, over the total average deposits of $116,278 in 2003. Average non-interest bearing deposits increased by $5,916, or 70.63%, from $8,376 in 2003 to $14,292 in 2004. Average savings deposits grew by $7,508 from $26,998 in 2003 to $34,506 in 2004. Average purchased deposits increased by $41,393, or 72.46%, from $57,122 in 2003 to $98,515 in 2004. The average rate paid on purchased time deposits in 2004 was 2.68% compared to 2.90% in 2003 and compared to 2.65% and 3.01% in 2004 and 2003, respectively for time deposits. Purchased time deposit funding represented 54.26% of total funding in 2004 compared to 49.13% in 2003.

Off-Balance Sheet Arrangements.   We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in those particular financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations we use for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2005, 2004 and 2003 were as follows:

	2005		2004		2003
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(dollars in thousands)
Commitments to extend credit	$2,404	$38,859	$4,014	$29,638	$2,605	$15,529
Standby letters of credit	—	5,686	—	2,139	—	1,558

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments are generally made for periods of one year or less. The fixed rate loan commitments have interest rates ranging from 5.75% to 10.00% and maturities ranging from 6 months to 5 years. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by us upon extension of credit is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Contractual Obligations.   At December 31, 2005, we had certain contractual obligations as shown below.

	Payments due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Contractual Obligations(1)
Deposits without a stated maturity	$112,561	$112,561	$—	$—	$—
Certificates of deposit	255,144	151,938	59,317	43,889	—
Subordinated long term debt	8,248	—	—	—	8,248
Capital lease obligations	—	—	—	—	—
Operating lease obligations	1,326	247	526	553	—
Purchase obligations	—	—	—	—	—
Other long term liabilities	—	—	—	—	—
Total	$377,279	$264,746	$59,843	$44,442	$8,248

(1)          Excludes interest.

Liability and Asset Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the dollar amount of rate sensitive assets repricing during a period and the volume of rate sensitive liabilities repricing during the same period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

Our asset liability and investment committee, which consists of Arthur F. Helf, Michael R. Sapp, H. Lamar Cox and George W. Fort, is charged with monitoring our liquidity and funds position. The committee regularly reviews the rate sensitivity position on a three-month, six-month and one-year time horizon; loans to deposit ratios; and average maturity for certain categories of liabilities. At March 31, 2006, our one year gap was 1.08 and our cumulative repricing gap was $20,204. We operate an asset/liability management model. At December 31, 2005, we had a positive cumulative repricing gap within one year of approximately $27,081 or approximately 6.97% of total year end earning assets. See “—Quantitative and Qualitative Analysis of Market Risk” for additional information.

Quarterly Financial Information

A summary of selected consolidated quarterly financial data for the years ended December 31, 2005 and 2004 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands except share and per share data)
2005
Interest income	$4,673	$5,548	$6,373	$7,039
Net interest income	3,048	3,342	3,606	3,631
Provision for loan losses	650	1,150	1,000	900
Income before taxes	1,081	1,096	1,272	1,543
Net income	662	621	720	1,064
Basic earnings per share	$.20	$.19	$.22	$.34
Diluted earnings per share	$.19	$.18	$.21	$.29
2004
Interest income	$2,572	$2,914	$3,514	$4,185
Net interest income	1,728	1,992	2,368	2,832
Provision for loan losses	480	425	625	890
Income before taxes	410	545	778	1,015
Net income	250	328	473	615
Basic earnings per share	$.10	$.12	$.15	$.20
Diluted earnings per share	$.10	$.12	$.15	$.16

Quantitative and Qualitative Analysis of Market Risk

Like all financial institutions, we are subject to market risk from changes in interest rates. Interest rate risk is inherent in the balance sheet due to the mismatch between the maturities of rate sensitive assets and rate sensitive liabilities. If rates are rising, and the level of rate sensitive liabilities exceeds the level of rate sensitive assets, the net interest margin will be negatively impacted. Conversely, if rates are falling, and the level of rate sensitive liabilities is greater than the level of rate sensitive assets, the impact on the net interest margin will be favorable. Managing interest rate risk is further complicated by the fact that all rates do not change at the same pace, in other words, short term rates may be rising while longer term rates remain stable. In addition, different types of rate sensitive assets and rate sensitive liabilities react differently to changes in rates.

To manage interest rate risk, we must take a position on the expected future trend of interest rates. Rates may rise, fall, or remain the same. Our asset liability committee develops its view of future rate trends and strives to manage rate risk within a targeted range by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet. Our annual budget reflects the anticipated rate environment for the next twelve months. The asset liability committee conducts a quarterly analysis of the rate sensitivity position and reports its results to our board of directors.

The asset liability committee uses a computer model to analyze the maturities of rate sensitive assets and liabilities. The model measures the “gap” which is defined as the difference between the dollar amount of rate sensitive assets repricing during a period and the volume of rate sensitive liabilities repricing during the same period. Gap is also expressed as the ratio of rate sensitive assets divided by rate sensitive liabilities. If the ratio is greater than “one”, the dollar value of assets exceeds the dollar value of liabilities; the balance sheet is “asset sensitive”. Conversely, if the value of liabilities exceeds the value of assets, the ratio is less than one and the balance sheet is “liability sensitive”. Our internal policy requires management to maintain the gap within a range of 0.75 to 1.25.

The model measures scheduled maturities in periods of three months, four to twelve months, one to five years and over five years. The chart below illustrates our rate sensitive position at December 31, 2005. Management uses the one year gap as the appropriate time period for setting strategy.

Rate Sensitivity Gap Analysis

(dollars in thousands)

Maturities:

	Floating	1-3 Months	4-12 Months	1-5 Years	Over 5 years	Total
Interest Earnings Assets
Federal funds sold	$12,535	$—	$—	$—	$—	$12,535
Securities
U.S. government agencies	—	—	—	8,109	15,519	23,628
Mortgage-backed securities, corporate debt and other securities	—	1,000	3,049	2,851	1,304	8,204
Total securities	—	1,000	3,049	10,960	16,823	31,832
Total loans	96,249	42,678	102,501	101,089	6,069	348,586
Total interest-earning assets	108,784	43,678	105,550	112,049	22,892	392,953
Other assets	—	—	—	—	11,087	11,087
Total assets	$108,784	$43,678	$105,550	$112,049	$33,979	$404,040
Interest Bearing Liabilities
Deposits
Interest checking	$6,112	$—	$—	$—	$—	$6,112
Money market and savings	73,077	—	—	—	—	73,077
Time deposits	—	53,601	98,141	103,402	—	255,144
Total deposits	79,189	53,601	98,141	103,402	—	334,333
Subordinated long term debt	—	—	—	—	8,248	8,248
Total interest-bearing liabilities	79,189	53,601	98,141	103,402	8,248	342,581
Other liabilities	—	—	—	—	35,029	35,029
Shareholders’ equity	—	—	—	—	26,430	26,430
Total Liabilities and Shareholders’ Equity	$79,189	$53,601	$98,141	$103,402	$69,707	$404,040
Rate Sensitive Gap by Period	$29,595	$(9,923)	$7,409	$8,647	$14,644
Cumulative Gap		$19,672	$27,081	$35,728	$50,372
Cumulative Gap as a Percent of Total Assets		4.87%	6.70%	8.84%	12.47%
Rate sensitive assets/Rate sensitive liabilities (cumulative)	1.37	1.15	1.12	1.11	1.15

In mid-2004, the Federal Reserve Open Market Committee began a series of interest rate increases which the FOMC indicated would continue “at a measured pace”. From mid-year 2004 to the end of 2005, short term interest rates increased by 300 basis points. We are positioned for a rising rate environment with a moderately “asset sensitive” balance sheet in which more assets will reprice than liabilities. Management achieved this position during the fourth quarter of 2004, by offering higher rates of interest on deposit liabilities in the two to three year maturity range. At year-end 2005, our one year gap ratio was 1.12.

The chart below illustrates our rate sensitive position at March 31, 2006. Management uses the one year gap as the appropriate time period for setting strategy.

Rate Sensitivity Gap Analysis
(dollars  in thousands)

		1-3	4-12	1-5	Over
	Floating	Months	Months	Years	5 years	Total
Maturities:
Interest Earnings Assets
Federal funds sold	$6,683	$—	$—	$—	$—	$6,683
Securities
U.S. government agencies	—	—	492	9,502	22,148	32,142
Mortgage-backed securities	—	966	2,950	2,902	1,087	7,905
Total securities		966	3,442	12,404	23,235	40,047
Total loans	121,611	41,022	106,881	108,604	6,166	384,284
Total Interest Earning Assets	128,294	41,988	110,323	121,008	29,401	431,014
Other Assets	—	—	—	—	7,304	7,304
Total Assets	$128,294	$41,988	$110,323	$121,008	$36,705	$438,318
Interest Bearing Liabilities
Deposits
Interest checking	$4,588	$—	$—	$—	$—	$4,588
Money market and savings	65,965	—	—	—	—	65,965
Time deposits	—	62,962	126,886	121,802	—	311,650
Total deposits	70,553	62,962	126,886	121,802	—	382,203
Subordinated Debt	—	—	—	—	8,248	8,248
Total Interest Bearing Liabilities	70,553	62,962	126,886	121,802	8,248	390,451
Other Liabilities	—	—	—	—	20,590	20,590
Shareholders’ Equity	—	—	—	—	27,277	27,277
Total Liabilities and Shareholders’ Equity	$70,553	$62,962	$126,886	$121,802	$56,115	$438,318
Rate Sensitive Gap by period	$57,741	$(20,974)	$(16,563)	$(794)	$29,401
Cumulative Gap		$36,767	$20,204	$19,410	$48,811
Cumulative Gap as a percent of Total Assets		8.39%	4.61%	4.43%
Rate sensitive assets / Rate sensitive liabilities (cumulative)	1.82	1.28	1.08	1.05	1.10

From March 31, 2005 to March 31, 2006, the Federal Reserve Open Market Committee has raised interest rates by 200 basis points. Management has positioned the balance sheet to be slightly asset sensitive at one year maturities. At March 31, 2006, our one year gap ratio was 1.08.

The interest rate risk model that defines the gap position also performs a “rate shock” test of the balance sheet. The rate shock test measures the impact on the net interest margin of an immediate shift in interest rates in either direction. Although this test is a static model that provides information only at a certain point in time, it is useful in assessing the impact of an unanticipated movement in interest rates. As shown below, the net interest dollar amount decrease assuming a 300 basis point drop in interest rates is .23% of the average assets for 2005.

The chart below identifies the net interest margin impact of a shift in rates of 100, 200 and 300 basis points in either direction.

Interest Income and Expense Under Rate Shock

(dollars in thousands)

At December 31, 2005

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income	$14,902	$15,170	$15,422	$15,640	$15,789	$15,890	$15,973
Actual dollar risk	(738)	(470)	(218)	—	149	250	333
Percent of risk	4.72%	3.01%	1.39%	—	.95%	1.60%	2.13%
Percent of average assets	.23%	.15%	.07%	—	.05%	.08%	.11%

The chart below identifies the net income impact of a shift in rates of 100, 200 and 300 basis points in either direction.

Net Income Under Rate Shock

(dollars in thousands)

At December 31, 2005

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Income	$3,867	$4,033	$4,188	$4,323	$4,415	$4,477	$4,528
Actual dollar risk	(455)	(290)	(135)	—	92	154	205
Percent of risk	10.54%	6.71%	3.11%	—	2.13%	3.57%	4.75%
Percent of average assets	.14%	.09%	.04%	—	.03%	.05%	.07%

As shown above, net interest income and net income should benefit from an increase in market interest rates. This reflects the asset sensitive bias of the balance sheet at December 31, 2005. The model simulates activity so that maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. In a rising rate environment, early withdrawal and repricing levels may increase. Because the balance sheet is asset sensitive as shown by the positive one year gap ratio of 1.12, the net effect of the early withdrawals of the liabilities and the repricing of the assets will be a net increase in net interest income and net income.

The chart below identifies the net interest margin impact of a shift in rates of 100, 200 and 300 basis points in either direction.

Interest Income and Expense Under Rate Shock
(dollars  in thousands)

At March 31, 2006

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income	$16,601	$16,965	$17,313	$17,626	$17,867	$18,055	$18,224
Actual dollar risk	(1,025)	(661)	(313)	—	241	429	598
Percent of risk	5.82%	3.75%	1.78%	—	1.37%	2.43%	3.39%
Percent of average assets	0.19%	0.13%	0.06%	—	0.05%	0.08%	0.11%

The chart below identifies the net income impact of a shift in rates of 100, 200 and 300 basis points in either direction.

Net Income Under Rate Shock
(dollars  in thousands)

At March 31, 2006

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Income	$3,880	$4,105	$4,320	$4,513	$4,662	$4,778	$4,882
Actual dollar risk	(633)	(408)	(193)	—	149	265	369
Percent of risk	14.02%	9.04%	4.28%	—	3.30%	5.87%	8.18%
Percent of average assets	0.12%	0.08%	0.04%	—	0.03%	0.05%	0.07%

As shown above, the net interest dollar amount decrease assuming a 300 basis point drop in interest rates is .19% of the average assets for 2006. Net interest income and net income should benefit from an increase in market interest rates. This reflects the asset sensitive bias of the balance sheet at March 31, 2006. The model simulates activity so that maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. In a rising rate environment, early withdrawal and repricing levels may increase. Because the balance sheet is asset sensitive as shown by the positive one year gap ratio of 1.08, the net effect of the early withdrawals of the liabilities and the repricing of the assets will be a net increase in net interest income and net income.

The above analysis may not on its own be an entirely accurate indicator of how net interest income or net interest margin will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. The asset liability committee develops its view of future rate trends by monitoring economic indicators, examining the views of economists and other experts, and understanding the current status of our balance sheet and conducts a quarterly analysis of the rate sensitivity position. The results of the analysis are reported to the board.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) recently issued new accounting pronouncements on share-based payments (FAS 123R). The Accounting Standards Executive Committee issued a new accounting standard on purchased loans (Statement of Position 03-3). FAS 123R addresses accounting for share-based payments, including our stock option plans and arrangements. We adopted FAS 123R in the first quarter 2006, as required by the standard. Compensation expense will be based on the fair value of options granted, determined at the date of grant, spread over the vesting or service period. Under previous rules, compensation expense was based on the intrinsic value of options granted. Previously reported net income and earnings per share will not be restated.

We do not believe that any of the recently issued but not yet effective accounting standards, except for FAS 123R, will have a material adverse effect on our financial position or results of operation. We estimate that the adoption of SFAS 123R will result in the recognition of pre-tax compensation expense for share based awards of approximately $86 in 2006.

BUSINESS

General

We are a one bank holding company formed as a Tennessee corporation to own the shares of Tennessee Commerce Bank. The bank commenced operations January 14, 2000 and is a full-service financial institution located in Franklin, Tennessee, fifteen miles south of Nashville. Franklin is in Williamson County, one of the most rapidly growing counties in the nation. According to the U.S. Census Bureau, Williamson County ranked among the top 100 fastest growing counties in the nation from July 2004 to July 2005. We conduct business from a single location in the Cool Springs commercial area of Franklin and a loan production office in Birmingham, Alabama that was opened in February 2006. We had total assets at March 31, 2006 of approximately $438.3 million. Although we offer a full range of banking services and products, we operate with a focused “business bank” strategy. The business bank strategy emphasizes banking services for small to medium-sized businesses, entrepreneurs and professionals in the local market. In addition, we access a national market through a network of financial service companies and vendor equipment partners that provide indirect funding opportunities for us nationwide. We compete by combining the personal service and appeal of a community bank institution with the sophistication and flexibility of a larger bank. This strategy distinguishes us from our competitors in efforts to attract loans and deposits of local businesses.

We offer a full range of competitive retail and commercial banking services. The deposit services we offer include various types of checking accounts, savings accounts, money market investment accounts, certificates of deposits and retirement accounts. Lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans, credit cards, real estate construction loans, commercial loans to small and medium-size businesses and professionals and letters of credit. We issue VISA credit cards and are a merchant depository for cardholder drafts under VISA credit cards. We also offer check cards and debit cards. We offer our local customers free courier services, free access to third-party automated teller machines, or ATMs, and free state of the art electronic banking. We have trust powers but do not have a trust department.

We do not compete based on the traditional definition of “convenience” and do not have a branch network for that purpose. Full service banking is conducted from a single office in the Cool Springs commercial area of Franklin with no teller line, drive-through window or extended banking hours and from our loan production office in Birmingham, Alabama. We compete by providing responsive and personalized service to meet customer needs. For us, convenience is created by technology and by a free courier service which transports deposits directly from the local business location to the bank. We provide free electronic banking and cash management tools and on-site training for business customers. We compete for local consumer business by providing superior products, and offering attractive deposit rates, free Internet banking services and free access to a third party regional ATM network. We target service, manufacturing and professional customers and avoid retail businesses with high transaction volume. We have also installed electronic remote deposit points for selected out-of-state customers.

Our business bank strategy is highlighted by the differences between our financial statements and those of more traditional financial institutions. The business bank model creates a high degree of leverage. By avoiding the investment and maintenance costs of a typical branch network, we are able to maintain earning assets at a higher level than peer institutions. We target a minimum earning asset ratio of 97% compared to the average of 85 - 90% for all FDIC insured banks and at March 31, 2006 we maintained an earning asset ratio of 97.19%. Our assets are centered in the loan portfolio, which consists primarily of commercial and industrial loans. Management targets a loan mix of 60% commercial loans and 40% real estate loans. At March 31, 2006, the composition of the $384 million loan portfolio was 67.31% commercial, 30.61% secured by real estate (both commercial and consumer) and 2.08% in consumer and “tax leases.”

We believe the business bank model is highly efficient. We target the non-retail sector of the commercial market, which is characterized by lower levels of transactions and processing costs. The commercial customer mix and the strategic outsourcing of certain administrative functions, such as data processing and information technology, allow us to operate with a smaller, more highly trained staff. Management targets an average asset per employee ratio of $7.5 million compared to the average of approximately $2.9 million in assets per employee for Tennessee state chartered banks at the end of the third quarter 2005. At March 31, 2006, we had $8.6 million in assets per employee. We also promote the use of technology, both internally and externally, to maximize the efficiency of operations. We target an efficiency ratio (total operating expense divided by net interest income and non-interest income) of 40% to 45% and at March 31, 2006 our efficiency ratio was 44.84%.

We offer a full range of loan products to local consumers and businesses. Consumer products include secured and unsecured lines of credit, term loans and credit cards. Loans secured by real estate include construction and acquisition loans in the form of first and second mortgage term loans and home equity lines. We specialize in lending to businesses. Customized business loans include lines of credit and term loans secured by accounts receivable, inventory, equipment and real estate. Commercial real estate products include acquisition and construction loans for business properties and term loan financing of commercial real estate. We also offer letters of credit and business credit cards.

In addition to lending in the local marketplace, we provide collateral-based loans to business borrowers located in other states through two types of indirect funding programs. In both programs, the transactions are originated by a third party, such as an equipment vendor or financial services company. The transactions are non-recourse loans to a third party equipment vendor or financial services company that provide funding for an equipment lease originated by the third party equipment vendor or financial services company. The equipment lease serves as collateral, along with the underlying equipment, and is the primary source of payment for the loan. We make our lending decisions based upon each lessee’s financial information, which is provided to us by the equipment vendor or financial services company. We fund these transactions earning strong yields and have no servicing expense or residual value risk in any transaction originated by these financial service companies and vendors. We have management and personnel who have prior experience dealing with vendors and financial service companies in the leasing industry. Through this experience and long standing business relationships, we are able to evaluate and partner effectively with the companies who originate these leasing transactions. All indirect funding is secured by the business asset being financed and is subject to our minimum credit score and documentation standards. These indirect funding transactions provide geographic and collateral diversity for the portfolio and represent approximately 41.16% of the total loan portfolio at March 31, 2006.

The two indirect funding programs fund different size loans through two different networks. In the first type, we use an established network of financial service companies and vendor partners that provide us indirect funding opportunities nationwide to national middle-market and investment grade companies. At December 31, 2005, the average size of this type of loan in the loan portfolio was $156,000 and earned an average yield of 8.32%. This type of indirect funding represents approximately 16.09% of the $384 million total loan portfolio at March 31, 2006. In the second type of indirect funding program, we originate through a different network of financial service companies and vendors located in Tennessee, Alabama, Georgia, California and Michigan. This indirect funding program is for smaller transactions. These loans, which are less than $125,000 at origination, finance business assets. Management has installed a standardized credit approval process that delivers quick responsive service. At December 31, 2005, the size of these loans in the loan portfolio ranged from $3,000 to $125,000, with an average of $40,000, and had an average yield of 9.10%. This type of indirect funding represents approximately 25.07% of the $384 million total loan portfolio at March 31, 2006. This indirect lending causes us to have somewhat different risks than those typical for community banks generally, including the risk associated with the more widespread distribution of loan collateral. See “Risk Factors” for a more detailed discussion of the risks associated with our indirect funding program.

We were incorporated on March 22, 2000 for the purpose of acquiring 100% of the shares of the bank by means of a share exchange and becoming a registered bank holding company under the Federal Reserve Act. The share exchange was completed on May 31, 2000. Our activities are subject to the supervision of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board. Our offices are the same as the principal office of the bank. On March 29, 2005, we formed a wholly owned subsidiary, Tennessee Commerce Statutory Trust I, or Trust I. The bank and Trust I are our only subsidiaries. At this time, we have no plans to conduct any business apart from the activities of the bank. The bank commenced operations as a Tennessee state chartered bank on January 14, 2000, and is headquartered in Franklin, Tennessee and is subject to the regulatory authority of the TDFI and the FDIC.

Our principal executive offices are located at 381 Mallory Station Road, Suite 207, Franklin, Tennessee 37067, and our telephone number is (615) 599-2274.

Market Area and Competition

All phases of our business are highly competitive. We are subject to intense competition from various financial institutions and other companies or firms that offer financial services. We compete for deposits with other commercial banks, savings and loan associations, credit unions and issuers of commercial paper and other securities, such as money-market and mutual funds. In making loans, we are expected to compete with other commercial banks, savings and loan associations, consumer finance companies, credit unions, leasing companies and other lenders.

Our primary market area is Davidson County and Williamson County in the Nashville MSA. In Davidson County, as of June 30, 2005, there were 21 banks and no savings and loan institutions, with at least 175 offices actively engaged in banking activities, including nine major state-wide financial institutions. Total deposits held by banks in Davidson County as of June 30, 2005, were approximately $14.0 billion. In Williamson County, as of June 30, 2005, there were 20 banks and two savings and loan institutions, with at least 72 offices actively engaged in banking activities, including nine major state-wide financial institutions. Total deposits held by banks and savings and loan associations in Williamson County as of June 30, 2005 were approximately $3.6 billion. In addition, there are numerous credit unions, finance companies and other financial services providers operating in Davidson and Williamson Counties.

We lend in a national market in our indirect funding programs. Management evaluates the geographical distribution of the indirect funding portfolio by the yields that we can achieve in different markets as well as economic conditions in those markets. We compete with banks, savings and loan institutions, and other financial service providers in this market.

Demographic information published by SNL shows a total estimated population of 150,546 for Williamson County in 2005. That is an 18.88% increase from 126,636 in 2000. In 2005, the median household income was $80,324 up from $68,431 in 2000. Demographic information shows an estimated population of 596,717 for Davidson County in 2005. That is a 4.71% increase over the population of 569,876 in 2000. In 2005, the median household income was $45,854 up from $39,797 in 2000.

Available Information

We file reports with the Securities and Exchange Commission including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the

SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information we file electronically. Our website address is www.tncommercebank.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge through our website under the Investor Relations heading, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after this material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Employees

At March 31, 2006, we employed 51 persons on a full-time basis. In October 2005, we were a finalist in the Top 25 Places to Work in Middle Tennessee, a competition conducted by the Nashville Business Journal. Our employees are not represented by any union or other collective bargaining agreement and we believe our employee relations are satisfactory.

Loan Policy

Lending activity is conducted under guidelines defined in our loan policy. The loan policy establishes guidelines for analyzing financial transactions including an evaluation of the borrower’s credit history, repayment capacity, collateral value and cash flow. Loans may be fixed or variable rate, with the maximum maturity of fixed rate loans set at five years. We originate 30 year residential mortgages as brokers for lenders but do not carry these loans in our portfolio.

All of our lending activities are under the direct supervision and control of our officers’ loan committee, the executive committee of the board, and in some cases, the full board of directors. The officers’ loan committee consisting of Arthur F. Helf, Michael R. Sapp and H. Lamar Cox approves loans up to $1 million. The executive committee consisting of Arthur F. Helf, Michael R. Sapp and H. Lamar Cox and four outside directors approve loans up to 15% of Tier I capital. The full board of directors approves all loans above those limits. The full board of directors also approves loan authorizations, if any, for each executive officer and director. The Bank’s established maximum loan volume to deposits is 100%. The executive committee of the board makes a monthly review of loans that are 90 days or more past due and the full board of directors makes a quarterly review of loans that are 90 days or more past due.

Our management periodically reviews the loan portfolio, particularly non-accrual and renegotiated loans. The review may result in a determination that a loan should be placed on a non-accrual status for income recognition. In addition, to the extent that management identifies potential losses in the loan portfolio, it reduces the book value of such loans, through charge-offs, to their estimated collectible value. Our policy is that accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful.

When a loan is classified as non-accrual, any unpaid interest is reversed against current income. Interest is included in income thereafter only to the extent received in cash. The loan remains in a non-accrual classification until the loan is brought current, when it may be returned to accrual classification. When principal or interest on a non-accrual loan is brought current, if in management’s opinion future payments are questionable, the loan would remain classified as non-accrual. After a non-accrual or renegotiated loan is charged off, any subsequent payments of either interest or principal are applied first to any remaining balance outstanding, then to recoveries and lastly to income.

Our underwriting guidelines are applied to four major categories of loans: commercial and industrial; consumer; agricultural and real estate, which includes residential, construction and development; and

certain other real estate loans. We require our loan officers and officers’ loan committee to consider the borrower’s character, the borrower’s financial condition, the economic environment in which the loan will be repaid, as well as, for commercial loans, the borrower’s management capability and industry. Before approving a loan, the loan officer or committee must determine that the borrower is creditworthy and a capable manager, understand the specific purpose of the loan, understand the source and plan of repayment, and determine that the purpose, plan and source of repayment as well as collateral are acceptable, reasonable and practical given the normal framework within which the borrower operates.

The maintenance of an adequate loan loss reserve is one of the fundamental concepts of risk management for every financial institution. Management is responsible for ensuring that controls are in place to constantly monitor the adequacy of the loan loss reserve in accordance with generally accepted accounting principals in the United States, or GAAP, our stated policies and procedures, and regulatory guidance. Quantification of the level of reserve involves a high degree of judgment.

Management’s assessment of the adequacy of the loan loss reserve considers a wide range of factors including portfolio growth, mix, collateral and geographic diversity, and terms and structure. Portfolio performance trends, including past dues and charge-offs, are monitored closely. Management’s assessment includes a continuing evaluation of current and expected market conditions and the potential impact of economic events on borrowers. Management’s assessment program is monitored by an ongoing loan review program conducted by an independent accounting firm and periodic examinations by bank regulators.

Management uses a variety of financial methods to quantify the level of the loan loss reserve. At inception, each loan transaction is assigned a risk rating that ranges from “RR1—Excellent” to “RR4—Average”. The risk rating is determined by an analysis of the borrower’s credit history and capacity, collateral, and cash flow. The weighted average risk rating of the portfolio provides an indication of overall risk and identifies trends. The portfolio is additionally segmented by loan type, collateral, and purpose. Loan transactions which have exhibited signs of increased risk are downgraded to a “RR5—Watch”, “RR6—Critical”, or “RR7—Substandard” classification. These loans are closely monitored for rehabilitation or potential loss and the loan loss reserve is adjusted accordingly.

It is management’s intent to maintain a loan loss reserve that is adequate to absorb current and estimated losses which are inherent in a loan portfolio. The historical loss ratio (net charge-offs as a percentage of average loans) was 0.20%, 0.89% and 0.76% for the years 2003, 2004 and 2005 and .10% for the quarter ended March 31, 2006. The period-end loan loss reserve as a percentage of end of period loans was 1.48%, 1.31%, 1.26% and 1.31% for the same years and quarter respectively. Due to the commercial emphasis of the bank’s operation, including the development of its indirect funding programs, we have maintained a reserve level in excess of historical results.

The provision for loan losses in 2005 was $3.7 million, an increase of $1.28 million over the $2.42 million provision in 2004. In 2005, the provision expense reflects the impact of $2.41 million in charge-offs during the year and the incremental provision required as a result of the $132 million increase in loan volume. The provision for loan losses for the first quarter of 2006 was $1,000, as compared to $650 for the same quarter in 2005.

Credit Risk Management and Reserve for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect our risk sensitive nature. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained. Management’s objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies.

We target small- and medium-sized businesses as loan customers. Because of their size, these borrowers may be less able to withstand competitive or economic pressures than larger borrowers in periods of economic weakness. If loan losses occur to a level where the loan loss reserve is not sufficient to cover actual loan losses, our earnings will decrease. We use a local independent accounting firm to review our loans for quality in addition to the reviews that may be conducted by bank regulatory agencies as part of their usual examination process.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as our previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require us to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof, which is classified as a “loss” by regulatory examiners, is charged-off.

Liquidity and Capital Resources

Liquidity.   Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. Our liquidity, represented by cash and cash due from banks, is a result of our operating, investing and financing activities. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds which will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities. On February 10, 2006, we entered into a short-term revolving line of credit with First Tennessee Bank, National Association, pursuant to which First Tennessee has agreed to loan us up to $5 million. First Tennessee’s obligation to make advances to us under this line of credit terminates on September 30, 2006, unless the loan is extended, converted to a term loan or earlier terminated. Advances under this line of credit will bear interest at a rate equal to 90-day LIBOR plus 2.50%. At May 26, 2006 we had outstanding borrowings of $2 million under this line of credit.

Although we have no formal liquidity policy, in the opinion of management, our liquidity levels are considered adequate. We are subject to general FDIC guidelines which do not require a minimum level of liquidity. Management believes our liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

Impact of Inflation and Changing Prices.   The financial statements and related financial data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Analysis of Market Risk” for further discussion.

Capital Adequacy.   Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. To continue to grow, we must increase capital by generating earnings, issuing equity securities, borrowing funds, or a combination of those activities. If growth matches expectations, we may need to raise capital in the capital markets. Our ability to raise capital will depend in part on conditions in the capital markets that are outside our control. If we cannot raise capital on terms acceptable to us, our ability to continue growing could be materially impaired.

Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements including the requirement to remain well capitalized. This objective is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders’ equity and a limited amount of qualifying perpetual preferred stock and trust preferred securities, less goodwill and other intangible assets and accumulated comprehensive income, and Tier II capital which is primarily a portion of the allowance for loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% for Tier I and 8% for total risk-based capital. In 1990, regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill. These guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain capital positions above the minimum supervisory levels.

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these regulations, each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital and Tier I leverage ratios and its supervisory ratings.

The following table lists the five categories of capital and each of the minimum requirements for the three risk-based capital ratios.

	Total Risk-Based Capital Ratio	Tier I Risk-Based Capital Ratio	Leverage Ratio
Well-capitalized	10% or above	6% or above	5% or above
Adequately capitalized	8% or above	4% or above	4% or above
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%
Critically undercapitalized	—	—	2% or less

At March 31, 2006, December 31, 2005 and December 31, 2004, the bank’s and our risk-based capital ratios were as follows:

	March 31,	December 31,	December 31,
	2006	2005	2004
Tier 1 “core” capital to risk-weighted assets
Tennessee Commerce Bank	8.7%	9.3%	10.7%
Tennessee Commerce Bancorp, Inc.	8.9%	9.6%	10.8%
Total capital to risk-weighted assets
Tennessee Commerce Bank	9.9%	10.5%	12.0%
Tennessee Commerce Bancorp, Inc.	10.2%	10.8%	12.1%
Tier 1 leverage ratio
Tennessee Commerce Bank	8.2%	9.1%	9.7%
Tennessee Commerce Bancorp, Inc.	8.5%	9.3%	9.8%

At March 31, 2006, December 31, 2005 and December 31, 2004, we and the bank both exceeded the regulatory minimum capital requirements.

Properties

Our and the bank’s main office is located at 381 Mallory Station Road, Suite 207, Franklin, Tennessee 37067. This location is centrally located and in the Cool Springs area of Williamson County. We lease 21,200 square feet at competitive rates. The term of the lease extends until December 2010. We provide services throughout the community by use of a network of couriers, third party automated teller machines, and state of the art electronic banking. The bank also operates a loan production office located in Jefferson County, Alabama at One Chase Corporate Center, Suite 400, Birmingham, Alabama 35244. The bank leases 280 square feet at competitive rates under the terms of a lease that extends until February 2007.

Legal Proceedings

There are no pending legal proceedings, other than routine litigation incidental to the business, to which the we or the bank are a party or of which our or the bank’s property is the subject.

SUPERVISION AND REGULATION

The following summaries of statutes and regulations affecting banks do not purport to be complete and are qualified in their entirety by reference to the statutes and regulations described.

Bank Holding Company Regulation

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “Holding Company Act”), and are registered with the Federal Reserve Board. Our banking subsidiary is subject to restrictions under federal law, which limit the transfer of funds by the subsidiary banks to their respective holding companies and nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments, or asset purchases. Such transfers by any subsidiary bank to its holding company or any non-banking subsidiary are limited in amount to 10% of the subsidiary bank’s capital and surplus and, with respect to the holding company and all the non-banking subsidiaries, to an aggregate of 20% of the bank’s capital and surplus. Furthermore, these loans and extensions of credit are required to be secured in specified amounts. The Holding Company Act also prohibits, subject to certain exceptions, a bank holding company from engaging in or acquiring direct or indirect control of more than 5% of the voting stock of any company engaged in non banking activities. An exception to this prohibition is for activities expressly found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto or financial in nature.

As a bank holding company, we are required to file with the Federal Reserve Board semi-annual reports and such additional information as the Federal Reserve Board may require. The Federal Reserve Board also regularly examines us.

According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to their subsidiary banks and to commit resources to support each subsidiary. This support may be required at times when a bank holding company may not be able to provide it. Furthermore, in the event of a loss suffered or anticipated by the FDIC, either as a result of default of a banking or thrift subsidiary of a holding company or related to FDIC assistance provided to a subsidiary in danger of default, the other banking subsidiaries of the bank holding company may be assessed for the FDIC’s loss, subject to certain exceptions.

Various federal and state statutory provisions limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. The payment of dividends by any bank also may be affected by other factors, such as the maintenance of adequate capital for such subsidiary bank. In addition to the foregoing restrictions, the Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company experiencing earnings weaknesses should not pay cash dividends that exceed its net income or that could only be funded in ways that weaken the bank holding company’s financial health, including by borrowing. Furthermore, the TDFI also has authority to prohibit the payment of dividends by a Tennessee bank when it determines such payment to be an unsafe and unsound banking practice.

A bank holding company and its subsidiaries are also prohibited from acquiring any voting shares of, or interest in, any banks located outside of the state in which the operations of the bank holding company’s subsidiaries are located, unless the acquisition is specifically authorized by the statutes of the state in which the target is located. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit or provision of any property or service. Thus, an affiliate of a bank holding company may not extend credit, lease or sell property, or furnish any services or fix or vary the consideration for these on the condition that the customer must obtain or provide some additional credit, property or services from or to its bank holding company or subsidiaries thereof or the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.

In approving acquisitions by bank holding companies of banks and companies engaged in the banking-related activities described above, the Federal Reserve Board considers a number of factors, including the expected benefits to the public like greater convenience, increased competition, or gains in efficiency, as weighed against the risks of possible adverse effects like undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between new activities and activities commenced through the acquisition of a going concern.

The Attorney General of the United States may, within 30 days after approval by the Federal Reserve Board of an acquisition, bring an action challenging the acquisition under the federal antitrust laws, in which case the effectiveness of the approval is stayed pending a final ruling by the courts. Failure of the Attorney General to challenge an acquisition does not, however, exempt the holding company from complying with both state and federal antitrust laws after the acquisition is consummated or immunize the acquisition from future challenge under the anti-monopolization provisions of the Sherman Act.

Capital Guidelines

The Federal Reserve Board has risk based capital guidelines for bank holding companies and member banks. Under the guidelines, the minimum ratio of capital to risk weighted assets (including certain off balance sheet items, such as standby letters of credit) is 8%. To be considered a “well capitalized” bank or bank holding company under the guidelines, a bank or bank holding company must have a total risk based capital ratio in excess of 10%. At December 31, 2005 and at March 31, 2006, we were considered “well capitalized.” At December 31, 2005 and at March 31, 2006, respectively, the bank was considered “well capitalized” and “adequately capitalized.” See “Business—Liquidity and Capital Resources—Capital Adequacy.”

A banking organization’s qualifying total capital consists of two components: Tier I capital (core capital) and Tier II capital (supplementary capital). Tier I capital is an amount equal to the sum of: (i) common shareholders’ equity (including adjustments for any surplus or deficit); (ii) non-cumulative perpetual preferred stock; and (iii) the company’s minority interests in the equity accounts of consolidated subsidiaries. Intangible assets generally must be deducted from Tier I capital, subject to limited exceptions for goodwill arising from certain supervisory acquisitions. Other intangible assets may be included in an amount up to 25% of Tier I capital, provided that the asset meets each of the following criteria: (i) the asset must be able to be separated and sold apart from the banking organization or the bulk of its assets; (ii) the market value of the asset must be established on an annual basis through an identifiable stream of cash flows and there must be a high degree of certainty that the asset will hold this market value notwithstanding the future prospects of the banking organization; and (iii) the banking organization must demonstrate that a liquid market exists for the asset. Intangible assets in excess of 25% of Tier I capital generally are deducted from a banking organization’s regulatory capital. At least 50% of the banking organization’s total regulatory capital must consist of Tier I capital.

Tier II capital is an amount equal to the sum of (i) the allowance for possible credit losses in an amount up to 1.25% of risk-weighted assets; (ii) cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus; (iii) hybrid capital instruments (instruments with characteristics of both debt and equity), perpetual debt and mandatory convertible debt securities; and (iv) in an amount up to 50% of Tier I capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus. The inclusion of the foregoing elements of Tier II capital are subject to certain requirements and limitations of the FDIC.

The bank is subject to similar capital requirements adopted by the FDIC. In addition, the Federal Reserve Board, and the FDIC have adopted a minimum leverage ratio (Tier I capital to total assets) of 3%. Generally, banking organizations are expected to operate well above the minimum required capital level of 3% unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3%, plus an additional cushion of at least 1% to 2%. Most community banks are encouraged to maintain a leverage ratio of 6.5% to 7.0%; the bank’s leverage ratio at December 31, 2005 was 9.1% and at March 31, 2006 was 8.2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets.

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. This legislation represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports under, the Securities Exchange Act of 1934. In particular, the act establishes new requirements for audit committees, including independence, expertise and responsibilities; additional responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; new standards for auditors and regulation of audits; increased disclosure and reporting obligations for the reporting company and its directors and executive officers, including an accelerated time frame for reporting of insider transactions; and new and increased civil and criminal penalties for violations of the federal securities laws. The legislation also established a new accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their public company audit clients.

We file reports with the Securities and Exchange Commission including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. the public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains the report, proxy and information statements, and other information we file electronically. Our website address is www.tncommercebank.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge through our website under the Investor Relations hearing, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after this material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Tennessee Banking Act; Federal Deposit Insurance Act

The bank is a Tennessee state-chartered bank and is subject to the regulations of and supervision by the FDIC as well as the TDFI, Tennessee’s state banking authority. The bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the Tennessee legislature and before various bank regulatory and other professional agencies. The likelihood of any major legislative changes and the impact such changes might have on the bank are impossible to predict.

General

The bank, as a Tennessee state chartered bank, is subject to primary supervision, periodic examination and regulation by the Commissioner of the TDFI, who we refer to as the Commissioner, and the FDIC. If, as a result of an examination of a bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the bank’s operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties, to remove officers and directors and ultimately to terminate a bank’s deposit insurance. The Commissioner has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. As of December 31, 2005, the bank is not the subject of any such action by the FDIC or the Commissioner.

The deposits of the bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, the bank pays a semiannual statutory assessment. Although the bank is not a member of the Federal Reserve System, it is nevertheless subject to certain regulations of the Federal Reserve Board.

Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of the bank. State and federal statutes and regulations relate to many aspects of the bank’s operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, the bank is required to maintain certain levels of capital.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the types of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices.

Payment of Dividends

The bank is subject to the Tennessee Banking Act, which limits a bank’s ability to pay dividends. The payment of dividends by any bank is dependent upon its earnings and financial condition and subject to the statutory power of certain federal and state regulatory agencies to act to prevent what they deem unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of the bank, be deemed to constitute such an unsafe or unsound banking practice. Under Tennessee law, the board of directors of a state bank may not declare dividends in any calendar year that exceeds the total of its net income in the calendar year of declaration plus its retained net income of the preceding two (2) years without the prior approval of the TDFI. The FDIA prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC. The bank is also subject to the minimum capital requirements of the FDIC which impact the bank’s ability to pay dividends. If the bank fails to meet these standards, it may not be able to pay dividends or to accept additional deposits because of regulatory requirements.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require that the institution cease and desist from that practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would constitute an unsafe and unsound banking practice. Moreover, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

The payment of dividends by the bank may also be affected or limited by other factors, including the requirement to maintain adequate capital above regulatory guidelines.

FIRREA

Congress enacted the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, on August 9, 1989. FIRREA provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. FIRREA provides that certain types of persons affiliated with financial institutions can be fined by the federal regulatory agency having jurisdiction over a depository institution with federal deposit insurance (such as the bank) up to $1 million per day for each violation of certain regulations related (primarily) to lending to and transactions with executive officers, directors, principal shareholders and the interests of these individuals. Other violations may result in civil money penalties of $5,000 to $30,000 per day or in criminal fines and penalties. In addition, the FDIC has been granted enhanced authority to withdraw or to suspend deposit insurance in certain cases.

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act, or FDIA, and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take “prompt corrective action” in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

The capital-based prompt corrective action provision of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to the holding companies which control those institutions. However, the Federal Reserve Board has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to these provisions and regulations.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator generally within 90 days of the date on which they became critically undercapitalized.

We believe that at December 31, 2005 and March 31, 2006, respectively the bank was well capitalized and adequately capitalized under the criteria discussed above.

FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, termination of the “too big to fail” doctrine except in special cases, limitations on the FDIC’s payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Various other legislation, including proposals to revise the bank regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The TDFI and FDIC will examine the bank periodically for compliance with various regulatory requirements. These examinations, however, are for the protection of the Bank Insurance Fund, or BIF, and for depositors, and not for the protection of investors and shareholders.

Interstate Act

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Interstate Act, which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, permits on an interstate basis (1) bank holding company acquisitions commencing one year after enactment of banks of a minimum age of up to five years as established by state law in any state, (2) mergers of national and state banks after May 31, 1997 unless the home state of either bank has opted out of the interstate bank merger provision, (3) branching de novo by national and state banks if the host state has opted-in to this provision of the Interstate Act, and (4) certain bank agency activities after one year after enactment. The Interstate Act contains a 30% intrastate deposit cap, except for the initial acquisition in the state, restriction that applies to certain interstate acquisitions unless a different intrastate cap has been adopted by the applicable state pursuant to the provisions of the Interstate Act and a 10% national deposit cap restriction. Tennessee has opted-in to the Interstate Act. Management cannot predict the extent to which the business of the bank may be affected by competition resulting from the adoption of the Interstate Act. Tennessee has also adopted legislation allowing banks to acquire branches across state lines subject to certain conditions, including the availability of similar legislation in the other state.

Brokered Deposits and Pass-Through Insurance

The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits and pass-through insurance. Under the regulations, a bank cannot accept or rollover or renew brokered deposits unless it is well capitalized or it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer “pass-through” insurance on certain employee benefit accounts. Whether or not it has obtained this waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain index prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because the bank was well capitalized as of December 31, 2005, we do not believe that the brokered deposits regulation will have a material effect on the funding or liquidity of the bank.

FDIC Insurance Premiums

The bank is required to pay semiannual FDIC deposit insurance assessments. As required by FDICIA, the FDIC adopted a risk-based premium schedule which increased the assessment rates for most FDIC-insured depository institutions. Under the schedule, the premiums initially range from $.00 to $.27 for every $100 of deposits. Each financial institution is assigned to one of three capital groups—well capitalized, adequately capitalized or undercapitalized—and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. Recently the FDIC has passed a resolution to lower premiums.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act adopted in November 1999 has been referred to as the most important banking bill in over 60 years. The most significant provisions ratify new powers for banks and bank holding companies, especially in the areas of securities and insurance. The act also includes requirements regarding the privacy and protection of customer information held by financial institutions, as well as many other providers of financial services. There are provisions providing for functional regulation of the various services provided by institutions among different regulators. There are other provisions which limit the future expansion of unitary thrift holding companies which now prevent companies like Wal-Mart from owning a thrift institution. Finally, among many other sections of the act, there is some relief for small banks from the regulatory burden of the Community Reinvestment Act. The regulatory agencies have adopted many new regulations to implement the act.

USA Patriot Act

On October 26, 2001, the President signed the USA PATRIOT Act of 2001 into law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, or IMLAFA. The IMLAFA substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States, imposes new compliance and due diligence obligations, creates new crimes and penalties, compels the production of documents located both inside and outside the United States, including those of foreign institutions that have a correspondent relationship in the United States, and clarifies the safe harbor from civil liability to customers. The U.S. Treasury Department has issued a number of regulations implementing the USA PATRIOT Act that apply certain of its requirements to financial institutions such as the bank. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

The IMLAFA required all “financial institutions,” as defined, to establish anti-money laundering compliance and due diligence programs no later than April 2003. These programs must include, among other things, adequate policies, the designation of a compliance officer, employee training programs, and an independent audit function to review and test the program. The bank has established anti-money laundering compliance and due diligence programs to comply with IMLAFA.

Capital Requirements

The federal regulatory agencies use capital adequacy guidelines in their examination and regulation of banks. If the capital falls below the minimum levels established by these guidelines, a bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open facilities, or be subject to other regulatory restrictions or actions.

Banking organizations historically were required to maintain a minimum ratio of primary capital to total assets of 5.5%, and a minimum ratio of total capital to total assets of 6.0%. The primary and total capital ratio requirements have been replaced by the adoption of risk-based and leverage capital requirements.

Risk-Based Capital Requirements.   The FDIC adopted risk-based capital guidelines for banks and bank holding companies effective after December 31, 1990. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios are minimums. The guidelines require all federally regulated banks to maintain a minimum risk-based total capital ratio of 8%, of which at least 4% must be Tier I capital (see the description of Tier I capital and Tier II capital below).

A banking organization’s qualifying total capital consists of two components: Tier 1 capital (core capital) and Tier II capital (supplementary capital). Tier 1 capital is an amount equal to the sum of: (i) common shareholders’ equity (including adjustments for any surplus or deficit); (ii) non-cumulative perpetual preferred stock; and (iii) the company’s minority interests in the equity accounts of consolidated subsidiaries. Intangible assets generally must be deducted from Tier I capital, subject to limited exceptions for goodwill arising from certain supervisory acquisitions. Other intangible assets may be included in the amount up to 25% of Tier I capital, provided that the asset meets each of the following criteria: (1) the asset must be able to be separated and sold apart from the banking organization or the bulk of its assets; (2) the market value of the asset must be established on an annual basis through an identifiable stream of cash flows and there must be a high degree of certainty that the asset will hold this market value notwithstanding the future prospects of the banking organization; and (3) the banking organization must demonstrate that a liquid market exists for the asset. Intangible assets in excess of 25% of Tier I capital generally are deducted from a banking organization’s regulatory capital At least 50% of the banking organization’s total regulatory capital must consist of Tier I capital.

Tier II capital is an amount equal to the sum of (i) the allowance for possible credit losses in an amount up to 1.25% of risk-weighted assets; (ii) cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus; (iii) hybrid capital instruments (instruments with characteristics of both debt and equity), perpetual debt and mandatory convertible debt securities; and (iv) in an amount up to 50% of Tier I capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus. The inclusion of the foregoing elements of Tier II capital are subject to certain requirements and limitations of the FDIC.

Investments in unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments must be deducted from capital. The federal banking regulators may require other deductions on a case-by-case basis.

Under the risk-weighted capital guidelines, balance sheets assets and certain off-balance sheet items, such as standby letters of credit, are assigned to one of four risk weight categories (0%, 20%, 50%, or 100%) according to the nature of the asset and its collateral or the identity of any obligor or guarantor. For example, cash is assigned to the 0% risk category, while loans secured by one-to-four family residences are assigned to the 50% risk category. The aggregate amount of such asset and off-balance sheet items in each risk category is adjusted by the risk weight assigned to that category to determine weighted values, which are added together to determine the total risk-weighted assets for the banking organization. Accordingly, an asset, such as a commercial loan, which is assigned to a 100% risk category is included in risk-weighted assets at its nominal face value, whereas a loan secured by a single-family home mortgage is included at only 50% of its nominal face value. The application ratios are equal to capital, as determined, divided by risk-weighted assets, as determined.

Leverage Capital Requirements.   The FDIC has a regulation requiring certain banking organizations to maintain additional capital of 1% to 2% above a 3% minimum Tier I Leverage Capital Ratio (Tier I capital, less intangible assets, to total assets). In order for an institution to operate at or near the minimum Tier I leverage capital requirement of 3%, the FDIC expects that the institution would have well-diversified risk, no undue rate risk exposure, excellent asset quality, high liquidity and good earnings. In general, the bank would have to be considered a strong banking organization, rated in the highest category under the bank rating system and have no significant plans for expansion. Higher Tier I leverage capital ratios of up to 5% will generally be required if all of the above characteristics are not exhibited, or if the institution is undertaking expansion, seeking to engage in new activities, or otherwise faces unusual or abnormal risks.

The FDIC rule provides that institutions not in compliance with the regulation are expected to be operating in compliance with a capital plan or agreement with the regulator. If they do not do so, they are deemed to be engaging in an unsafe and unsound practice and may be subject to enforcement action. In addition, failure by an institution to maintain capital of at least 2% of assets constitutes an unsafe and unsound practice and may subject the institution to enforcement action. An institution’s failure to maintain capital of at least 2% of assets constitutes an unsafe and unsound condition justifying termination of FDIC insurance.

Depositor Preference

The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depositary institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the “liquidation or other resolution” of such an institution by any receiver.

Effect of Governmental Policies

The bank is affected by the policies of regulatory authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national money supply. Among the instruments of monetary policy used by the Federal Reserve are: purchases and sales of U.S. Government securities in the marketplace; changes in the discount rate, which is the rate any depository institution must pay to borrow from the Federal Reserve; and changes in the reserve requirements of depository institutions. These instruments are effective in influencing economic and monetary growth, interest rate levels and inflation.

The monetary policies of the Federal Reserve System and other governmental policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of changing conditions in the national economy and in the money market, as well as the result of actions by monetary and fiscal authorities, it is not possible to predict with certainty future changes in interest rates, deposit levels, loan demand or the business and earnings of the bank or whether the changing economic conditions will have a positive or negative effect on operations and earnings.

Bills are pending before the United States Congress and the Tennessee General Assembly which could affect the business of the bank, and there are indications that other similar bills may be introduced in the future. We cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of the bank may be affected thereby.

MANAGEMENT

Management Personnel

Our directors and executive officers and their ages and positions with us and the bank are as follows:

Name	Age	Business Experience During Past Five Years and Position Held with the Bank and the Corporation**	Director Since*
Dorris (Eli) Bennett	72	Director	2000
H. Lamar Cox	63	Director, Chief Administrative Officer and our and the bank’s Secretary	2000
Paul W. Dierksen	52	Director	2000
George W. Fort	48	Chief Financial Officer	n/a
Dennis L. Grimaud	59	Director	2000
Arthur F. Helf	68	Chairman of the Board and Chief Executive Officer	2000
Winston C. Hickman	63	Director	2000
Fowler H. Low	74	Director	2000
William W. McInnes	57	Director	2000
Thomas R. Miller	63	Director	2000
Darrel Reifschneider	72	Director	2000
Michael R. Sapp	53	Director, President and Chief Lending Officer	2000
Regg E. Swanson	52	Director	2000
Paul A. Thomas, M.D.	51	Director	2000

*                    Includes time served on the bank’s board of directors

**             See biographical information below

None of our directors currently serve as a director of any other public company. There are no family relationships between any of our directors and executive officers.

Directors

Dorris E. (Eli) Bennett

Mr. Bennett is a prominent business person active in a number of enterprises throughout the area and state. As a principal and director of Bennett Tool & Die Company, Inc. since 1970, Mr. Bennett presided over the growth of this business to become one of the significant resources of its type in Middle Tennessee. Mr. Bennett was a director of the Tennessee Association of Businesses from 1990 to 2002. He has been a director of Link Electric & Safety Control, Inc. since 1972, and has been on the President’s Board of the Goodpasture School since 2003. He has been active in the Lions Club since 1975 and is a member of the Madison Church of Christ.

H. Lamar Cox

Mr. Cox has served as our Chief Administrative Officer since 2005, and previously served as our Chief Financial Officer of the Corporation and the Bank from inception. He has over thirty-five years of banking experience in many aspects of the field including finance, operations, retail banking, compliance and lending. Prior to Tennessee Commerce, he held various senior management positions, including regional manager, chief financial officer and chief administrative officer at regional and community banks including C&S Bank, Hibernia Bank, Commerce Union, and most recently NationsBank of Tennessee from 1991 to 1995. Mr. Cox is a certified public accountant, licensed in Georgia and Tennessee. He graduated from Georgia Institute of Technology and is a veteran of the United States Navy.

Paul W. Dierksen

Mr. Dierksen has been the senior vice president of marketing and corporate planning for Volvo Penta of the America’s Inc., a division of AB Volvo, Sweden since 1996. His professional career includes sales and management positions with Yamaha Motor Corporation USA, Mercury Marine a division of Brunswick Corporation and more recently he served as Vice President of Sales and Marketing for Chris Craft Boats, Sarasota FL. Mr. Dierksen currently serves on the Board of Directors of the National Marine Manufacturers Association, or NMMA, and the NMMA’s Engine Manufacturer’s Division Board, both since 2000. He attended Franklin University in Columbus, Ohio and the Brunswick Advanced Management Program in Skokie, Illinois.

Dennis L. Grimaud

Mr. Grimaud is chief executive officer of Genaco Biomedical Products, a position he has held since August 2004. He is a founder and was president and chief executive officer of Cytometry Associates, a leading biomedical company located in Brentwood, Tennessee from 1988 to 1999. Recognized by the local business community as one of the Top 50 Fastest Growing businesses in the area, Cytometry Associates serves the national and international medical and biopharmaceutical industry from its local headquarters. He was also chairman and president of the Tennessee Biotechnology Association. In addition, he was chief executive officer of Premier Micronutrient Corporation. He is the founder and former president of ScyTech, a biotechnology firm headquartered in Nashville, TN. He served as Director of the Red Cross Nashville Division, founding member and Director of the Nashville Health Care Council; Vice Chairman/Business Services, Nashville Area Chamber of Commerce and Director, Easter Seals/Middle Tennessee. Mr. Grimaud is a member of Holy Family Catholic Church where he serves as Chair of the Family Life Ministry and a member of the Stewardship Committee. Mr. Grimaud is a veteran of the United States Navy and served with the United States Marines in Viet Nam. Mr. Grimaud received his formal training and education in microbiology, has 30 years of Healthcare experience, and has been an invited speaker on reimbursement since 1991.

Arthur F. Helf

Mr. Helf has served as our chairman and chief executive officer since inception. He has an extensive business background as division head and president of various Fortune 500 companies in Tennessee and Ohio including Genesco, Inc. and R.G. Barry, Inc. From 1982 to 1998, Mr. Helf managed his own consulting firm offering marketing and management initiatives, strategic planning and general management services focusing on business turn-around assignments. He is actively involved in the community serving as the 2005 Chairman on the Cool Springs Chamber of Commerce. He has been a board member of the Franklin YMCA, and is currently Vice President/President Elect of the Franklin Rotary and a member of the Tennessee Bankers Association Government Relations Committee. Recently, Mr. Helf was nominated as one of the 25 most influential individuals in Williamson County by the Nashville Business Journal. Mr. Helf served as a commissioned officer (Airborne / Ranger) in the U.S. Army. He received a B.S. from Florida State University.

Winston C. Hickman

Mr. Hickman has been a principal of T.W. Frierson Construction and Design Systems Builders of Nashville, Tennessee since 1973. Mr. Hickman’s professional career includes positions with the DuPont Company, Old Hickory, Tennessee; Jamison Bedding, Franklin, Tennessee; business owner with Nashville Record Plating; and project manager with the Hardaway Construction Company of Nashville. Civic activities include the Downtown Optimist Club; Vice President and President of Associated Builders and Contractors Association; and President (3 years) and Coach (14 years) of the Crieve Hall Youth Athletic Association. Mr. Hickman has served in the following capacities with the Brentwood United Methodist

Church: Youth Leader, Sunday School Superintendent, Finance Committee, Chairman/Trustee. He is a graduate of the University of Tennessee, College of Engineering.

Fowler H. Low

Mr. Low is a private investor, retired from Genesco, Inc., where he served as chairman and chief executive officer of Johnston & Murphy until late 1998. Mr. Low’s responsibilities with Johnston & Murphy included a nation-wide chain of retail stores and leased departments, and a wholesale sales/marketing group, as well as all manufacturing and sourcing. Concurrently, he was responsible for Volunteer Leather Company (a tannery) and Genesco’s export and licensing operations. In 1996, he was named senior vice president of Genesco, Inc. During his career, Mr. Low also served as president of the Williams Manufacturing Company, Portsmouth, Ohio, and vice president of G.H. Bass & Company, Wilton, Maine. Mr. Low is past Director of the Nashville Better Business Bureau and a past Director of the Employee Credit Association (ECA) of Nashville, Tennessee. He is currently a director of Maine Cottage Furniture, Yarmouth, Maine. He served as an officer in the U.S. Navy aboard the destroyer U.S.S. James C. Owens. Mr. Low is a member of First Baptist Church (downtown), Nashville, Tennessee. He is a graduate of Georgia Institute of Technology (B.S. Industrial Management).

William W. McInnes

Mr. McInnes is a private investor and is active in a number of businesses and activities locally and nationally as well. During his professional career, Mr. McInnes worked as a broker, analyst, and in corporate finance with J.C. Bradford & Company in Nashville. Additionally, Mr. McInnes served as vice president—finance and treasurer for Hospital Corporation of America from 1978 to 1993, where he initiated a successful leveraged buyout which netted $2.5 billion upon the initial offering. He has been a director at CTI Molecular Imaging, Inc. since 2002. He has served as a director of various companies including three public companies, Candela Laser Corporation, Surgical Care Affiliates, and Gulf South Medical Supply. His civic involvement includes the Nashville Community Foundation; Tennessee Performing Arts Center; Harpeth Hall School (Treasurer); WPLN (Treasurer); Friends of Warner Parks; Tennessee Botanical Gardens and Fine Arts Center; Vanderbilt Children’s Hospital; and YMCA (Advisory Board). Other activities Mr. McInnes has been involved with include: Tennessee Special Olympics (Chairman); Tennessee Repertory Theatre (Chairman); Junior Achievement; Ensworth School; Nashville Child Center; HCA Foundation; and the Jack C. Massey School of Business, Belmont University. Professional involvements include: Financial Executives Institute; Society of Chartered Financial Analysts; and the Nashville Society of Financial Analysts (President). Mr. McInnes is a graduate of Vanderbilt University (B.A., Philosophy) and Harvard Business School (M.B.A.).

Thomas R. Miller

Mr. Miller is a licensed commercial realtor. A former alderman for the city of Franklin, Tennessee from 1997 to 2003, Mr. Miller is now the mayor of Franklin, a position he has held since 2003. Mr. Miller has been involved in sales and marketing positions for New York Life Insurance Company; Lumberman’s Underwriting Alliance (a specialty insurer of lumber and woodworking properties); a marine insurance department; and a manager of a housing corporation. He served as chief executive officer of Mid-Continent Systems in Arkansas as president of its insurance subsidiary. Mr. Miller served as sales manager of Johnson & Higgins, an international insurance broker located in Nashville, Tennessee. In 1991, Mr. Miller became a national sales manager with National Rehabilitation Centers, d/b/a Rehability Corporation where he recruited, trained, and managed national sales staff and branch office sales representatives. He is a member of Christ Community Church, Franklin, Tennessee.

Darrel Reifschneider

Darrel Reifschneider is a partner in True Value Hardware, a retail store and lumber yard in Franklin, Tennessee, a position he has held since 2000. In addition, he is a partner in Tennessee Valley Homes, a builder of mid to high-end quality homes in the area. Mr. Reifschneider was president of Manchester Tank Company, the largest manufacturer of propane tanks in the United States and was associated with that company from 1946 to 1999. He is active in the Franklin Chamber of Commerce and the Breakfast Rotary at Franklin. Mr. Reifschneider is a graduate of Long Beach State University (B.S.). He attends St. Andrew Lutheran Church in Franklin, Tennessee where he is a member of the Church Council and is the Chairperson of the Finance Committee.

Michael R. Sapp

Mr. Sapp has served as our president and as the bank’s president and chief lending officer since inception. He has over twenty-five years of banking experience, with twenty years having been in Middle Tennessee. He was division manager/senior vice president, equipment finance division at First American National Bank in Nashville for thirteen years until 1997. Mr. Sapp began his banking career in 1978 at BancOhio National Bank (now National City Corporation) as a branch lending officer. Mr. Sapp is active in numerous activities at Christ Presbyterian Church and has served as a Youth Basketball Coach in the Franklin community. He received a B.S. from Ohio State University. In addition, he has attended the Colgate Darden School of Commercial Lending and is a Certified Instructor for the Forum Sales Training Program.

Regg E. Swanson

Mr. Swanson has been president and managing member of STAR Physical Therapy, LLC since 1997. STAR Physical Therapy has seven outpatient and two contract physical therapy clinics. Mr. Swanson has been involved with sports medicine and physical therapy for 30 years, the last 18 years in Williamson County. Locally, he has designed and promoted the sports medicine athletic training coverage for all the high schools in Williamson County. Mr. Swanson is board member of the Maryland Farms YMCA and serves on the Board of Trustees for Brentwood Academy. In 1988, he was one of the United States athletic trainers invited to travel with the Olympic team to Seoul, Korea. Mr. Swanson was honored in 1991 as Tennessee Clinical Athletic Trainer of the Year. He was head athletic trainer for the 1996 Atlanta Organizing Committee for the Olympic Games, in charge of the swimming venue. Mr. Swanson is very active and serves as a deacon at First Presbyterian Church. He is a graduate of Wayne State College, Nebraska (B.A. and M.A.) and the University of Oregon (Sports Medicine, National Athletic Trainer’s Association).

Paul A. Thomas, M.D.

Dr. Thomas is an orthopedic surgeon and as been a member of the Bone & Joint Clinic in Franklin, Tennessee since October 1991. Dr. Thomas is a member of the Williamson Medical Society, Tennessee Medical Association, and American Medical Association. He is a fellow and board certified by the American Academy of Orthopedic Surgeons. He presently serves as an active staff physician at Williamson Medical Center and is chairman of the Emergency Room and Outpatient Committee. He also serves as a member of the surgery department committee and is a member of the Nashville Orthopedic Association. In 1994, he was awarded the Physician of the Year by the Williamson Medical Center. Dr. Thomas presently serves as team physician for Battle Ground Academy and is a member of the Board of Directors for Battle Ground Academy’s Wildcat Club. He serves as an active sponsor of the Fellowship of Christian Athletes and participates in the free physicals for Williamson County Athletes Program. He was one of the founding members of the board of directors for the Franklin YMCA. Dr. Thomas is a Deacon at Christ Community Church and is actively involved in the Franklin Community Ministry. Dr. Thomas received his medical degree at the University Of Tennessee College Of Medicine, in Memphis. He served an internship at the University of Tennessee Center for Health Sciences from 1984-1985 and a residence in surgery at the University of Tennessee at Memphis from 1985-1986. He earned a fellowship in orthopedic surgery at the Campbell Clinic in Memphis from 1986 to 1989.

Executive Officers

Our board of directors has the power to appoint our officers. Each officer holds office for such term as may be prescribed by the board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation, or removal. We have the following executive officer in addition to Messrs. Helf, Sapp, and Cox, whose descriptions are detailed in the above section.

Name	Age	Present Position
George W. Fort	48	Chief Financial Officer

Mr. Fort has served as our and the bank’s chief financial officer since September 2005 after joining the bank in February 2004 as vice president of finance. He has over twenty-five years of accounting and finance experience including experience with mergers and acquisitions and public debt and equity offerings. Prior to joining the Bank, he provided consulting services as a principal of Fort Associates, LLC from 2001 to 2004. He also served as treasurer of Nu-Kote International, Inc., director of finance at Performance Food Group Company and director, special projects at NATCO Group, Inc. He received a B.A. from Furman University, an M.B.A. from the University of Texas and holds the certified treasury professional and certified management accountant designations. He is a certified public accountant licensed in Texas and Tennessee.

Certain Transactions with Management

The bank has in the past and will continue to have in the future banking transactions in the ordinary course of business with directors, officers, and 5% shareholders and “related interests” of these persons. As used in this connection, “related interests” includes any entities, like corporations in which directors have a 10% or greater ownership; corporations in which our directors or officers also serve as directors or officers; other organizations, partnerships, and entities in which these persons are interested; and certain relatives of directors and officers. It is management’s opinion that the direct and indirect extensions of credit described above have been and will continue to be:

•       evidenced by a promissory note naming the lender as payee, and contain an annual percentage rate which is reasonably comparable to that normally charged to non affiliates by other commercial lenders for similar loans made in the lender’s locale;

•       repaid pursuant to appropriate amortization schedules and contain default provisions comparable to those normally used by other commercial lenders for similar loans made in the lender’s locale;

•       made only if credit reports and financial statements, or other reasonable investigation appropriate in light of the nature and terms of the loan and which meet the loan policies normally used by other commercial lenders for similar loans made to non affiliates in the lender’s locale, show the borrower to be collectible and a satisfactory credit risk; and

•       relative to the purpose of the loan and the disbursement of proceeds, reviewed and monitored in a manner comparable to that normally used by other commercial lenders for similar loans made in the lender’s locale on the same terms, including collateral and interest rates, as those prevailing at the time for comparable transactions with unrelated persons and have not, and will not in the future, involve more than normal risk of uncollectibility or present other unfavorable features.

During 2005, the amount of extensions of credit to any director or officer, together with related interests, did not exceed 10% of the bank’s equity capital. At December 31, 2005, direct and indirect loans to officers and directors by the bank aggregated approximately $6.5 million.

The officers and directors are required to devote only so much of their time to our business as in their judgment is reasonably required. The officers and directors, and their affiliates, may engage, and are presently engaging, for their own accounts in other business ventures, including management and the formation of other corporations or ventures. Such activities may result in conflicts of interest.

Director and Named Executive Officer Compensation

Named Executive Officer Compensation.   The following table sets forth the aggregate compensation paid by us or the bank for services for the years ended December 31, 2005, 2004 and 2003 to our chief executive officer and our other four most highly compensated executive officers whose salary and bonus for 2005 exceeded $100,000.

						Long-Term Compensation
						Awards		Payouts
		Annual Compensation					Securities
				Other Annual		Restricted	Underlying
				Compensation		Stock	Options/	LTIP	All other
Name and Position	Year	Salary ($)	Bonus ($)	($)		Award(s) ($)	SARs (#)	Payouts ($)	Compensation
Arthur F. Helf	2005	$190,000	$75,900	$23,137	(1)
Chairman and CEO	2004	$161,350	$116,000	$11,045		—	20,000	—	—
	2003	$132,000	$55,000	$8,878		—	50,000	—	—
Michael R. Sapp	2005	$190,000	$75,900	$17,567	(2)
President and CLO	2004	$161,350	$116,000	$11,588		—	20,000	—	—
	2003	$132,000	$55,000	$6,087		—	50,000	—	—
H. Lamar Cox	2005	$180,000	$71,875	$28,850	(3)
CAO	2004	$152,815	$112,000	$18,910		—	20,000	—	—
	2003	$125,000	$50,000	$13,410		—	50,000	—	—
George W. Fort	2005	$94,550	$65,683	—		—	11,250	—	—
CFO(4)	2004	$67,482	$13,000	—		—	—	—	—
	2003	—	—	—		—	—	—	—

(1)             Mr. Helf’s other annual compensation for 2005 includes director’s fees of $4,500, a car allowance of $13,007 and life insurance premiums paid of $5,630.

(2)             Mr. Sapp’s other annual compensation for 2005 includes director’s fees of $4,500, a car allowance of $12,000 and life insurance premiums paid of $1,067.

(3)             Mr. Cox’s other annual compensation for 2005 includes director’s fees of $4,500, a car allowance of $12,000 and life insurance premiums paid of $12,350.

(4)             Mr. Fort’s employment began in 2004.

Director Compensation.   Our directors, who are directors of both us and the bank, receive fees for board meetings and committee meetings attended. In 2005, the fees were $1,500 per board meeting and $500 per committee meeting for committee members and $750 per committee meeting for committee chairs. Executive officers who are also directors receive fees for board meetings attended, but not for committee meetings. In 2005, the thirteen directors were paid a total of $73,600 in fees.

Employment Agreements.   On January 19, 2006, the bank entered into two-year automatically renewable employment agreements with the four executive officers, Arthur F. Helf, Michael R. Sapp, H. Lamar Cox and George W. Fort. In the event of a change in control of the bank, or an executive officer is terminated without cause, the bank has an obligation to pay 2.99 times the officer’s annual salary and bonus which combined is not to be less than the previous year’s salary and bonus. This payment can, at the bank’s discretion, be made as a lump sum payment or in equal payments over a twenty-four month period. In the event of a total disability of an executive officer, we are obligated to continue paying salary and bonus for the executive for two years less any amounts paid under our disability insurance. Additionally, the bank will provide health and life insurance benefits for a period of two years and pay up to $100,000 per executive officer for any excise tax payable due to the receipt of the other payments. Also, under the terms of the employment agreement, the executive officers agree to a three year non-compete period after a change in control during which they may not engage in or be an interested party in any business similar to or engaging in business similar to the bank in any county in which the bank is operating. Based on the year ended December 31, 2005, a change in control or termination without cause would have resulted in payments for salary and bonus totaling $795,041 for Mr. Helf, $795,041 for Mr. Sapp, $753,106 for Mr. Cox, and $479,097 for Mr. Fort.

Stock Option Plans.   The original fourteen (14) incorporators and members of the board of directors of the bank were granted an aggregate of 122,500 options to purchase shares of the bank’s common stock at $5.00 a share on January 14, 2000. In connection with our formation, all issued and outstanding options to purchase common stock of the bank became options to purchase shares of our common stock under the same terms.

In August, 2003, the board of directors approved an option program for active directors and incorporators in recognition of their four years of service on the board without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 were awarded under this program.

Pursuant to employment agreements, the bank’s executive officers received options to purchase shares of bank common stock equal to 14% of the total number of shares of bank common stock sold in the original offering at an exercise price of $5.00. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440. These options were subsequently converted into options to purchase shares of our common stock. In February, 2003, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 30,000 options each at an exercise price of $7.50 that vested over 3 years. In March, 2004, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 20,000 options each at an exercise price of $11.00 that vested immediately. In August 2005, George W. Fort was granted 5,000 options at an exercise price of $16.00. Of these, 2,500 were immediately vested and the remaining 2,500 vest in August 2006. In November 2005, George W. Fort was granted 6,250 options at an exercise price of $16.00 that vested immediately.

The board of directors has granted incentive options to various employees who are not executive officers and consultants. These options are used for recruiting and retention purposes and to recognize performance and include 13,000 options to purchase shares for $5.00 per share granted in 2000 and 2001. An additional 9,000 options to purchase shares for $7.50 per share were granted in March, 2003 and 31,000 options to purchase shares for $10.50 per share were granted in December, 2003. All of these incentive options vested two years from the date of grant and are exercisable for 10 years from the date of grant. In July 2005 and August 2005, 69,000 and 10,000 options were granted respectively. Both grants were at an exercise price of $16.00. On each grant date one-half of the options immediately vested with the remaining options vesting one year later. In November 2005, 10,000 options were granted to employees at an exercise price of $16.00 and were immediately vested.

The total number of options outstanding at March 31, 2006, was 933,842. At March 31, 2006, 893,842 options were fully vested. In the event, we merge or consolidate with or into any other corporation, or sell or otherwise transfer substantially all of our property, assets and business to a successor corporation, all outstanding options shall become fully vested and immediately exercisable and the successor corporation shall deliver upon any exercise of an option the same number of shares of stock or other securities or property (including cash) to which a holder of our common stock would receive if the option had been exercised in full immediately prior thereto.

Option Grants in Fiscal Year 2005.   We granted the following stock options to our named executive officers in 2005:

					Potential Realizable
					Value at Assumed
	Number of				Annual Rates of
	Securities	Percent of Total			Stock Price
	Underlying	Options Granted to	Exercise or Base		Appreciation for
	Options	Employees	Price ($ Per	Expiration	Option Term
Name	Granted (#)	in 2005 (%)	Share)	Date	5%	10%
George W. Fort	11,250 (1)	11.22%	$16	11/01/2015	$113,201	$286,874

(1)          8,750 of the options awarded were vested at grant. The remaining 2,500 vest on August 1, 2006.

Aggregated Option Exercises in 2005 and Fiscal Year End Option Values.   The following table sets forth information regarding the exercise of stock options during 2005 and the option values as of December 31, 2005 for our named executive officers.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

	Shares		Number of Securities		Value of Unexercised In-The-
	Acquired		Underlying Unexercised Options		Money Options at FY-End
	on	Value	at FY-End 2005(#)		2005($)(1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur F. Helf	—	—	160,872	10,000	$2,937,440	$175,000
Michael R. Sapp	—	—	160,872	10,000	2,937,440	175,000
H. Lamar Cox	—	—	93,348	10,000	1,626,960	175,000
George W. Fort	—	—	8,750	2,500	78,750	22,500

(1)          Dollar values were calculated by determining the difference between the price of the common stock on December 30, 2005 ($25.00 per share) and the exercise price of such options.

Equity Compensation Plans

The following table summarizes as of December 31, 2005 the shares of our common stock subject to outstanding awards or available for future awards under our equity compensation plans and arrangements. We do not have a formal stock option plan; however, our directors and executive officers and certain key employees and consultants of the bank have been granted options pursuant to stock option agreements or plans approved by our board of directors.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	N/A	N/A	N/A
Equity compensation plans not approved by security holders	937,842	$8.85	0
Total	937,842	$8.85	0

We grant stock options as an incentive to employees, officers, directors, and consultants, as a means to attract or retain these individuals, to maintain and enhance our long-term performance and profitability, and to allow these individuals to acquire an ownership interest in our company. Our board of directors administers this program, making all decisions regarding grants and amendments to these awards. All options we have granted are nonqualified stock options. All shares to be issued upon the exercise of these options must be authorized and unissued shares. These options terminate in the event an option holder leaves us; for directors, 90 days after they leave the company, for employees, 45 days after termination of employment, and 180 days after termination of employment or service as a director because of death or disability. The options terminate immediately if we terminate the option holder with cause. All of our issued options will vest immediately upon a transaction in which we merge or consolidate with or into any other corporation, or sell or otherwise transfer our property, assets, or business substantially in its entirety to a successor corporation. At that time, upon the exercise of the option, the option holder will receive the number of shares of stock or other securities or property, including cash, to which the holder of a like number of shares of common stock would have been entitled upon the merger, consolidation, sale or transfer if such option had been exercised in full immediately prior thereto. All of our issued options have a term of ten years. This means the options must be exercised within ten years from the date of the grant. At May 26, 2006, we have issued and outstanding options to purchase 933,842 shares of our common stock.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of all ten independent directors. No member of the compensation committee was an officer of ours or the bank during 2005. None of the executive officers have served as a director or member of the compensation committee of any other entity whose executive officers served on our board of directors. All decisions relating to officer compensation are reviewed by the full board.

Audit Committee

The audit committee consists of Messrs. Grimaud, Hickman (chairman), McInnes and Miller. The board of directors has determined that Mr. McInnes is an audit committee financial expert, as defined in Item 401(h)(2) of Regulation S-K. The Audit Committee has the authority and responsibility to insure the accuracy and reliability of the corporation’s financial statements; adequate internal controls and operating procedures; and compliance with all laws, regulations and policies.

PRINCIPAL SHAREHOLDERS

Management Personnel

As of May 26, 2006, our records indicate the following number of shares of common stock were beneficially owned by each person who is a director or a named executive officer, and all directors and executive officers as a group. Management is not aware of any change in control of the bank or us that has occurred since we or the bank commenced operations, other than the share exchange resulting from our formation on May 31, 2000, or any arrangement which may, at a subsequent date, result in our change in control. Our management does not know of any person who owns, beneficially or of record, more than 5% of our outstanding common stock, other than as set forth below. Except as otherwise indicated, each shareholder listed below has sole voting and investment power as to the shares owned by that person.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock(%)(2)
Mr. Doris E. (Eli) Bennett	111,132	(3)	3.4%
Mr. H. Lamar Cox	103,348	(4)	3.2%
Mr. Paul Dierksen	42,200	(5)	1.3%
Mr. George W. Fort	11,250	(6)	.3%
Mr. Dennis Grimaud	53,332	(7)	1.6%
Mr. Arthur F. Helf	242,824	(8)	7.1%
Mr. Winston Hickman	115,000	(9)	3.5%
Mr. Fowler Low	76,332	(10)	2.3%
Mr. William McInnes	76,332	(11)	2.3%
Mr. Thomas Miller	36,332	(12)	1.1%
Mr. Darrel Reifschneider	167,120	(13)	5.1%
Mr. Michael R. Sapp	266,088	(14)	7.8%
Mr. Regg Swanson	70,532	(15)	2.2%
Mr. Paul Thomas	93,616	(16)	2.9%
Directors and executive officers—14 total	1,465,438		36.8%

(1)          The address for all above listed individuals is 381 Mallory Station Rd., Suite 207, Franklin, Tennessee 37067.

(2)          As of May 26, 2006, based on 3,240,674 shares of common stock outstanding, plus, for each person, any shares of common stock that person has the right to acquire within 60 days pursuant to the exercise of stock options

(3)          Includes 54,532 owned directly, 26,600 owned indirectly by spouse and children and 30,000 in exercisable stock options.

(4)          Includes none owned directly and 103,348 in exercisable stock options.

(5)          Includes 12,200 owned directly and 30,000 in exercisable stock options.

(6)          Includes 2,500 owned directly and 8,750 in exercisable stock options.

(7)          Includes 23,332 owned directly and 30,000 in exercisable stock options.

(8)          Includes 34,200 owned directly, 37,752 indirectly by spouse and children and 170,872 in exercisable stock options.

(9)          Includes 85,000 owned directly and 30,000 in exercisable stock options.

(10)   Includes 46,332 owned directly and 30,000 in exercisable stock options.

(11)   Includes 46,332 owned directly and 30,000 in exercisable stock options.

(12)   Includes 14,832 owned directly and 21,500 in exercisable stock options.

(13)   Includes 132,250 owned directly, 4,870 indirectly by children and 30,000 in exercisable stock options.

(14)   Includes 74,216 owned directly, 21,000 indirectly by mother and 170,872 in exercisable stock options.

(15)   Includes 39,332 owned directly, 1,200 indirectly by children and 30,000 in exercisable stock options.

(16)   Includes 44,666 owned directly, 18,950 indirectly by father and children and 30,000 in exercisable stock options.

As of May 26, 2006, our records indicate the following persons own more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Total Percent of Class(%)(2)
Mr. Michael R. Sapp(3)	266,088	7.8%
Mr. Arthur F. Helf(4)	242,824	7.1%
Mr. Barun Mukherji	200,000	6.2%
150 4th Avenue
Nashville, TN 37209
Mr. Joseph Gregory(5)	172,331	5.3%
501 5th Street
Bristol, TN 37620
Mr. Darrel Reifschneider(6)	167,120	5.1%

(1)          The address for Mr. Sapp, Mr. Helf, and Mr. Reifschneider is 381 Mallory Station Rd, Suite 207, Franklin, TN 37067.

(2)          As of May 26, 2006, based on 3,240,674 shares of common stock outstanding, plus, for each person, any shares of common stock that person has the right to acquire within 60 days pursuant to the exercise of stock options.

(3)          Includes 74,216 owned directly, 21,000 owned indirectly by mother and 170,872 in exercisable stock options.

(4)          Includes 34,200 owned directly, 37,752 indirectly by spouse and children and 170,872 in exercisable stock options.

(5)          Includes 102,331 owned directly, 40,000 owned indirectly by majority owned company and 30,000 in exercisable stock options. Mr. Gregory is a former director of ours.

(6)          Includes 132,250 owned directly, 4,870 indirectly by children and 30,000 in exercisable stock options.

The acquisition of additional shares by any shareholder may be subject to approval of the TDFI and Federal Reserve Board. Under the Change in Bank Control Act and similar state law, no “person” may acquire “control” of a bank or bank holding company without first filing a notice of such acquisition with the TDFI and Federal Reserve Board. “Control” is generally considered to be the acquisition of more than 25% of the voting securities of a bank or bank holding company, except where there are no shareholders owning more than 25% of the voting securities, in which case control is considered to include the acquisition of more than 10% of the voting securities if, as a result of such acquisition, that person will become the largest shareholder of the bank or bank holding company. A shareholder, once approved at the 10% level, may acquire additional shares up to 25% without any further approval.

DESCRIPTION OF OUR CAPITAL STOCK

We are authorized by our charter to issue a maximum of 10,000,000 shares of common stock, $0.50 par value per share, and 1,000,000 shares of preferred stock, no par value. At May 26, 2006, there were 3,240,674 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. In addition, 933,842 shares of our common stock may be issued in the future upon the exercise of stock options we have granted.

Shares of our common stock represent equity interests in our company and are not bank deposits, savings accounts or other obligations of or guaranteed by our bank subsidiary. Our common stock is neither insured nor guaranteed by the FDIC’s Bank Insurance Fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

Common Stock

The following is a summary of certain rights and provisions of our common stock. This summary does not purport to be complete and is qualified in its entirety by reference to our charter and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and the Tennessee Business Corporation Act.

Dividend Rights and Limitations on Payment of Dividends.   Except as described below, the holders of our common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the our board of directors out of the assets and funds legally available therefor. The payment of dividends by us depends to a great extent on the ability of the bank to pay dividends to us. Shareholders should be aware that the Federal Deposit Insurance Act would prohibit any dividend payments by a bank if the bank is in default in the payment of any assessment due the FDIC. The bank has paid all such assessments as of the date of this prospectus and anticipates doing so in the future. In addition, Tennessee law prohibits the payment of dividends by the bank in excess of the bank’s net income for the calendar year of declaration and retained earnings for the prior two years without the consent of the Commissioner of the TDFI.

There is a charter provision which allows us to declare a one-for-one stock dividend only to shareholders who beneficially own less than 20% of our outstanding shares. This provision is intended to enhance the ability of the board of directors to deal with acquisition proposals in the best interests of the shareholders. Alternately, the provision may be viewed as a means to limit the ability of a shareholder who acquires 20% or more of the shares to exercise a controlling influence on us without board authorization.

Voting Rights.   Holders of our common stock are entitled to one vote per share on all matters presented for a shareholder vote and are not entitled to cumulative voting. We have also adopted a set of bylaws which addresses voting rights of our shareholders. Amendments to the bylaws will be effected by majority vote of the shareholders. Our board of directors also has the ability to make, amend, alter and repeal the bylaws; however, any change in the bylaws made by the board of directors may be amended or repealed by the shareholders. Although Tennessee law only requires a majority vote for approval of shareholder actions, our charter requires the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of common stock for mergers, consolidations, or other similar transactions and for amendments to this provision of the charter.

Limitation of Director’s Liability.   Our charter provides that the personal liability of one of our directors to us or our shareholders for damages for breach of the director’s fiduciary duty is limited to the maximum possible extent permitted by the Tennessee Business Corporation Act. There is no similar limitation with respect to a director’s liability for any breach of the director’s duty of loyalty to us or our shareholders or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. In addition, certain provisions are provided in our charter and bylaws to indemnify officers and directors for certain acts. This limitation of liability also does not limit a director’s liability for violation of, or otherwise relieve us or our directors from the necessity of complying with, federal or state securities laws, or affect the availability of equitable remedies like injunctive relief or rescission.

We believe these provisions assist in securing the services of directors who are not also our employees. As a result of the inclusion of this provision, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to these actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this type of indemnification is contrary to public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Liquidation Rights.   Upon the voluntary or involuntary dissolution, liquidation, or winding up of our affairs, after the payment in full of our debts and other liabilities, the remainder of our assets, if any, are to be distributed pro rata among the holders of our common stock. Subject to any required regulatory approvals, our board of directors, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the shares.

Preemptive Rights.   Holders of our common stock do not have the preemptive right to purchase additional shares offered by us in the future. This means we may sell additional shares to particular shareholders or to non-shareholders without first offering each then-current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder’s percentage of our then-outstanding shares.

Redemption.   We may not redeem our common stock without the consent of the shareholder owning the shares we are redeeming.

Conversion Rights.   Holders of our common stock have no conversion rights.

Liability to Further Calls or to Assessments by the Corporation.   Our common stock is not subject to liability for further calls or to assessments by us.

Options

The original fourteen (14) incorporators and members of the board of directors of the bank were granted an aggregate of 122,500 options to purchase shares of the bank’s common stock at $5.00 a share on January 14, 2000. In connection with our formation, all issued and outstanding options to purchase common stock of the bank became options to purchase shares of our common stock under the same terms.

In August, 2003, the board of directors approved an option program for active directors and incorporators in recognition of their four years of service on the board without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 were awarded under this program.

Pursuant to employment agreements, the bank’s executive officers received options to purchase shares of bank common stock equal to 14% of the shares of bank common stock sold in the original offering at an exercise price of $5.00. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440. These options were subsequently converted into options to purchase shares of our common stock. In February, 2003, executive officers Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 30,000 options each at an exercise price of $7.50 that vested over 3 years. In March, 2004, executive officers

Arthur F. Helf, Michael R. Sapp, and H. Lamar Cox were granted 20,000 options each at an exercise price of $11.00 that vested immediately. In August 2005, executive officer George W. Fort was granted 5,000 options at an exercise price of $16.00. Of these, 2,500 were immediately vested and the remaining 2,500 vest in August 2006. In November 2005, George W. Fort was granted 6,250 options at an exercise price of $16.00 that vested immediately.

The board of directors has granted incentive options to various employees who are not executive officers and consultants. These options are used for recruiting and retention purposes and to recognize performance and include 13,000 options to purchase shares for $5.00 per share granted in 2000 and 2001. An additional 9,000 options to purchase shares for $7.50 per share were granted in March, 2003 and 31,000 options to purchase shares for $10.50 per share were granted in December, 2003. All of these incentive options vested two years from the date of grant and are exercisable for 10 years from the date of grant. In July 2005 and August 2005, 69,000 and 10,000 options were granted respectively. Both grants were at an exercise price of $16.00. On each grant date one-half of these options immediately vested with the remaining options vesting one year later. In November 2005, 10,000 options were granted to employees at an exercise price of $16.00 and were immediately vested.

The total number of options outstanding at May 26, 2006, was 933,842. At May 26, 2006, 893,842 options were fully vested. In the event we merge or consolidate with or into any other corporation, or sell or otherwise transfer substantially all of our property, assets and business to a successor corporation all outstanding options shall become fully vested and immediately exercisable and the successor corporation shall deliver, upon any exercise of an option, the same number of shares of stock or other securities or property (including cash) to which holder of our common stock would receive in the transaction as if the option had been exercised in full immediately prior thereto.

Preferred Stock

Our charter authorizes us to issue up to 1,000,000 shares of preferred stock. The preferred stock may be issued by vote of the board of directors without shareholder approval and may be issued for a variety of reasons in one or more classes and series, with those designations, full or limited voting rights or without voting rights, redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as our board of directors may determine in the exercise of its business judgment. We have no present plans to issue any of our preferred stock.

The preferred stock could be issued in public or private transactions in one or more isolated or series of issues. The shares of any issue of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of our shares. The issuance of shares of our preferred stock could serve to dilute the voting rights or ownership percentage of holders of the shares of our common stock including those who purchase the shares of common stock we are offering in this prospectus. The issuance of shares of the preferred stock might also serve to deter or block any attempt to obtain control of us or to facilitate any such attempt.

Anti-Takeover Provisions in Our Organizational Documents

“Blank Check” Preferred Stock.   Our charter provides that our board of directors may issue “blank check” preferred stock without shareholder approval. Some of the rights and preferences of these shares of preferred stock would be superior to the rights and preferences of shares of our common stock. Accordingly, the issuance of new shares of preferred stock may adversely affect the rights of the holders of shares of our common stock.

Classified Board.   Our charter and bylaws provide that our board of directors will be divided into three (3) classes. These classes are designated classes I, II, and III, with each class to be as nearly equal in number as possible. Each class of directors is elected at a different annual meeting of shareholders. This provides for a “staggered” board, as only one-third of the directors will be elected at each annual meeting. Directors serve for three-year terms.

The classified or staggered board makes it more difficult for any shareholders, including those holding a majority of the shares, to force an immediate change in the composition of a majority of the board of directors. Since the terms of only approximately one-third of the incumbent directors expire each year, it would require at least two annual elections for the shareholders to change the majority. At least two annual elections would be needed to change the majority of directors even if the only reasons for changing the majority of the directors were the shareholders’ dissatisfaction with the performance of the majority of the board. Although the provision for staggered terms may make it more difficult to acquire operating control of our corporation, directors who oppose or who are discouraged by new controlling shareholders might resign, thereby allowing any new directors elected at any annual meeting after the new controlling shareholders take control to fill vacancies created by these resignations.

Although we have not encountered difficulties in the past due to lack of continuity of management, the staggered election of directors tends to promote this continuity because only about one-third of the board of directors is subject to election each year. Staggered terms therefore guarantee that approximately two-thirds of the directors or more at any one time have had at least one year of experience as our directors. Staggered terms for members of the board of directors also moderate the pace of change in the board of directors by extending the time required to elect a majority of directors from one year to two years. It would be impossible, assuming no resignations or removals of directors for cause, for our shareholders to change a majority of our directors at any annual meeting should they consider such a change desirable, unless they controlled the sufficient shareholder and director votes to amend our charter and bylaws. The relevant section of our charter can only be amended by a two-thirds vote of the shareholders. These results may have an anti-takeover effect.

Tennessee Anti-Takeover Statutes

In addition to certain of the provisions in our charter discussed above, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares.

Business Combination Statute.   Tennessee’s Business Combination Act, or the Business Combination Act, provides that a party owning 10% or more of the stock in a “resident domestic corporation,” an “interested shareholder,” cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least 5 years after the interested shareholder first acquired 10% or more of the resident domestic corporation, and (ii) either (A) is approved by at least 2/3 of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

A business combination with an entity can proceed without delay when approved by the resident domestic corporation’s board of directors before the other entity becomes an interested shareholder. Further, the Business Combination Act does not apply when the resident corporation enacts a charter amendment or bylaw removing itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing ourselves from coverage under the Business Combination Act.

The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act’s coverage as long as the officers and directors act in “good faith belief” that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers or the communities in which their corporation operates and these factors are permitted to be considered by the board of directors under the charter.

Control Share Acquisition Act.   The Tennessee Control Share Acquisition Act, or the TCSAA, strips a purchaser’s shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser’s voting power to prescribed maximum levels. The purchaser’s voting rights can be established only by a majority vote of the other shareholders. The purchaser may, upon submitting a control share acquisition statement, demand a meeting of shareholders to conduct such a vote. The purchaser can demand this meeting before acquiring a control share only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser’s shares if the shares are not granted voting rights. The TCSAA applies only to a corporation that has adopted a provision in its charter or bylaws expressly declaring that the TCSAA will apply. We have not adopted any provision in our charter or bylaws electing protection under the TCSAA.

Greenmail Act.   The Tennessee Greenmail Act, or the TGA, applies to any corporation chartered under the laws of Tennessee that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act as our common stock is. The TGA provides that it is unlawful for any corporation or a subsidiary of a corporation, to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3% of the class of the securities to be purchased if the person has held the shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer, of at least equal value per share, to all holders of shares of the class.

UNDERWRITING

We have entered into an underwriting agreement with FTN Midwest Securities Corp., or FTN, with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, FTN has agreed to purchase from us 1,000,000 shares of common stock.

The underwriting agreement provides that FTN’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in that agreement, including:

•       the representations and warranties made by us to FTN are true;

•       there is no material adverse change in the financial markets; and

•       we deliver customary closing documents to FTN.

FTN is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, FTN is not obligated to take or pay for the shares of our common stock covered by the over-allotment option described below, unless and until the over-allotment option is exercised.

Our common stock currently is listed on OTCBB under the trading symbol “TNCC.OB” and we have applied for listing on The Nasdaq National Market under the same trading symbol.

Over-Allotment Option

We have granted FTN an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 150,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to FTN to the extent the over-allotment option is exercised. FTN may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

FTN proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $                        per share. FTN may allow, and the dealers may re-allow, a concession not in excess of $                        per share on sales to other brokers and dealers. After the public offering of the common stock, FTN may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to FTN and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of FTN’s option to purchase additional shares.

	Per share	Total without over-allotment exercise	Total with over-allotment exercise
Public offering price
Underwriting discounts payable by us
Proceeds to us before expenses

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $400,000 and are payable by us.

Overseas Offers

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, or Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons” and individually a “relevant person”).  This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom.  Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to reach member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date onwich the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•  To any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•  To any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•  In any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by FTN with a view o to the final placement of the common stock as contemplated in this prospectus.  Accordingly, no purchaser of the common stock, other than FTN, is authorized to make any further offer of the common stock on behalf of the issuer or FTN.

Lock-Up Agreements

We, and each of our directors and executive officers, have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of FTN, subject to certain specified exceptions. One of our principal shareholders, the estate of Mr. Barun Mukherji, has agreed to the same restrictions that will extend for a period of 180 days after the date of the agreement. These restrictions expressly preclude us, our executive officers and directors, and our principal shareholders, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The restricted periods described above are subject to extension under limited circumstances. If either (i) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the applicable restricted period and ends on the last day of that restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of that restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify FTN and persons who control FTN against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments FTN may be required to make for these liabilities.

Stabilization

In connection with this offering, FTN may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•       Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress.

•       Over-allotment transactions involve sales by FTN of common stock in excess of the number of shares FTN is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by FTN is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. FTN may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•       Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, FTN will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment option. If FTN sells more common stock than could be covered by exercising the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if FTN is concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

•       Penalty bids permit FTN to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or slowing a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor FTN makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, FTN and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. FTN and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.

Our Relationship with FTN

FTN and some of its affiliates have performed and expect to continue to perform financial advisory, investment banking and commercial banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services. The commercial relationship that we have with affiliates of FTN include, among others, a $5 million line of credit from First Tennessee Bank, N.A., an affiliate of FTN, which we may draw upon at our discretion, subject to the satisfaction of certain customary closing conditions, to provide us with liquidity and to fund operations. As of May 26, 2006, we currently have $2 million borrowed on this line of credit.

At our request, FTN has reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship, who have expressed an interest in participating in this program. No more than 10% of the common stock offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us. At its discretion, FTN may require some of these purchasers of reserved shares to enter into a lock-up agreement with the same terms as the agreements described above that we, each of our directors and executive officers, and our principal shareholders, have entered into.

The common stock is being offered by FTN, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for FTN and other conditions. FTN reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available through a link on the bank’s website at www.tncommercebank.com under the Investor Relations heading.

This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the SEC. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full test of any contract or document filed as an exhibit to the registration statement for a more complete understanding of the contract or document or matter involved.

LEGAL MATTERS

The validity of the common stock to be issued in this offering and certain other legal matters with respect to the offering will be passed upon for us by Baker, Donelson, Bearman, Caldwell, & Berkowitz, a Professional Corporation, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriter by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

Our consolidated financial statements as of December 31, 2005, and for the year ended December 31, 2005, have been included in this prospectus in reference and reliance on the report of KraftCPAs, PLLC, our independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing. Our consolidated financial statements as of December 31, 2004, and for each of the two years in the period ended December 31, 2004, have been included herein in reliance upon the report of Crowe Chizek and Company LLC, our former independent registered public accounting firm, and upon the authority of such firm as experts in accounting and auditing.

Our board of directors has confirmed the appointment by the audit committee of KraftCPAs, PLLC, or Kraft, as our independent registered public accounting firm for fiscal 2006. Kraft has served as our independent registered public accounting firm since November 21, 2005, the date on which it replaced Crowe Chizek and Company LLC, or Crowe, which served as our independent registered public accounting firm since 2000 when we were formed. Our board of directors approved the appointment of Kraft based upon the recommendation of the audit committee to the board of directors.

Crowe’s reports on our consolidated financial statements for each of the years ended December 31, 2004 and December 31, 2003, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2003, and December 31, 2004, and the subsequent interim period through November 21, 2005, there were no disagreements with Crowe on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Crowe’s satisfaction, would have caused Crowe to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for those years. Crowe has provided us with a letter stating its agreement with these statements. This letter was filed as an exhibit to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 23, 2005.

None of the reportable events described in Item 304(a)(1)(v) of Regulation S-K occurred within our two fiscal years ended December 31, 2004 or within the subsequent interim period through November 21, 2005.

During the two fiscal years ended December 31, 2003, and December 31, 2004, and the subsequent interim period through November 21, 2005, we did not consult with Kraft regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 (UNAUDITED) AND DECEMBER 31, 2005

(dollars in thousands except share data)

	March 31,	December 31,
	2006	2005
ASSETS
Cash and due from financial institutions	$3,121	$6,877
Federal funds sold	6,683	12,535
Cash and cash equivalents	9,804	19,412
Securities available for sale	40,047	31,992
Loans	384,284	348,586
Allowance for loan losses	(5,020)	(4,399)
Net loans	379,264	344,187
Premises and equipment, net	823	769
Accrued interest receivable	2,581	2,148
Restricted equity securities	389	383
Deferred tax asset	585	490
Other assets	4,825	4,659
Total assets	$438,318	$404,040
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$18,774	$33,372
Interest-bearing	382,203	334,333
Total deposits	400,977	367,705
Accrued interest payable	1,082	1,126
Long-term subordinated debt	8,248	8,248
Other liabilities	734	531
Total liabilities	411,041	377,610
Shareholders’ equity
Preferred stock, no par value. Authorized 1,000,000 shares; none issued	—	—
Common stock, $0.50 par value. Authorized 5,000,000 shares; issued and outstanding 3,240,674 at March 31, 2006 and 3,238,674 at December 31, 2005	1,620	1,619
Additional paid-in capital	21,467	21,401
Retained earnings	4,690	3,781
Accumulated other comprehensive loss	(500)	(371)
Total shareholders’ equity	27,277	26,430
Total liabilities and shareholders’ equity	$438,318	$404,040

Note : The balance sheet presented above at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

(dollars in thousands except share data)

	Three Months Ended March 31,
	2006	2005
Interest income
Loans, including fees	$7,847	$4,463
Securities	451	194
Federal funds sold	106	16
Total interest income	8,404	4,673
Interest expense
Deposits	4,002	1,618
Other	147	7
Total interest expense	4,149	1,625
Net interest income	4,255	3,048
Provision for loan losses	1,000	650
Net interest income after provision for loan losses	3,255	2,398
Non interest income
Service charges on deposit accounts	49	26
Mortgage banking	22	19
Securities gains (losses)	—	(4)
Gain on sale of loans	254	144
Other	(80)	23
Total non-interest income	245	208
Non interest expense
Salaries and employee benefits	1,200	903
Occupancy and equipment	200	127
Data processing fees	157	112
Professional fees	191	87
Other	270	296
Total non-interest expense	2,018	1,525
Income before income taxes	1,482	1,081
Income tax expense	573	419
Net income	$909	$662
Earnings per share (EPS):
Basic EPS	$0.28	$0.20
Diluted EPS	0.25	0.19
Weighted average shares outstanding:
Basic	3,240,563	3,238,674
Diluted	3,565,727	3,479,977

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
THREE MONTHS ENDED MARCH 31, 2006 and 2005
(UNAUDITED)

(dollars in thousands except share data)

				Accumulated
				Other
		Additional	Retained	Comprehensive	Total
	Common	Paid-In	Earnings	Income	Shareholders’
	Stock	Capital	(Deficit)	(Loss)	Equity
Balance at December 31, 2004	$1,619	$21,401	$714	$(134)	$23,600
Comprehensive income
Net income	—	—	662	—	662
Other comprehensive income, net of income taxes
Unrealized losses on securities available for sale during the period	—	—	—	(205)	(205)
Reclassification adjustment for gains included in net income, net of ($1) in tax	—	—	—	(3)	(3)
Total comprehensive income					454
Balance at March 31, 2005	$1,619	$21,401	$1,376	$(342)	$24,054
Balance at December 31, 2005	$1,619	$21,401	$3,781	$(371)	$26,430
Comprehensive income
Net income	—	—	909	—	909
Other comprehensive income, net of income taxes
Unrealized losses on securities available for sale during the period	—	—	—	(129)	(129)
Total comprehensive income					27,210
Stock option transactions	1	66	—	—	67
Balance at March 31, 2006	$1,620	$21,467	$4,690	$(500)	$27,277

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(UNAUDITED)

(dollars in thousands except share data)

	Three Months Ended
	March 31,
	2006	2005
Cash flows from operating activities
Net income	$909	$662
Adjustments to reconcile net income to net cash used by operating activities
Depreciation	50	36
Deferred loan fees	(10)	(3)
Provision for loan losses	1,000	650
FHLB stock dividends	(6)	(3)
Stock-based compensation expense	44	—
Deferred Income Tax	(18)	—
Net amortization of investment securities	8	9
Gain on sales of securities	—	4
Change in:
Accrued interest payable	(44)	106
Accrued interest receivable	(433)	(168)
Other assets and liabilities	37	(135)
Net cash from operating activities	1,537	1,158
Cash flows from investing activities
Purchases of securities available for sale	(8,625)	(3,470)
Proceeds from sales of securities available for sale	—	496
Proceeds from maturities, prepayments and calls of securities available for sale	356	416
Investment in unconsolidated subsidiary	—	(248)
Net change in loans	(36,067)	(25,461)
Purchases of Federal Home Loan Bank Stock	—	—
Net purchases of premises and equipment	(104)	(15)
Net cash from investing activities	(44,440)	(28,282)
Cash flows from financing activities
Net change in deposits	33,272	29,074
Proceeds from long-term subordinated debt	—	8,248
Proceeds from exercise of common stock options	23	—
Net cash from financing activities	33,295	37,322
Net change in cash and cash equivalents	(9,608)	10,198
Cash and cash equivalents at beginning of period	19,412	10,420
Cash and cash equivalents at end of period	$9,804	$20,618
Supplemental cash flow information:
Cash paid during period for interest	$4,193	$1,519
Cash paid during period for income taxes	55	8

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.

Notes to Consolidated Financial Statements

Note 1—Basis of Presentation

Tennessee Commerce Bancorp, Inc. (the “Corporation”) is a holding company for Tennessee Commerce Bank (the “Bank”). In March, 2005, the Corporation formed a wholly owned subsidiary, Tennessee Commerce Bank Statutory Trust I, (the “Trust I”). The Bank and the Trust I are the only subsidiaries of the Corporation. The accompanying consolidated financial statements include the accounts of the Corporation, and the Bank. The Trust I is not consolidated in accordance with FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (FIN46R). Material intercompany accounts and transactions have been eliminated.

The unaudited consolidated financial statements as of March 31, 2006 and for the three month periods ended March 31, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States of America and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission (“SEC”), and in the opinion of management, include all adjustments, consisting of normal recurring adjustments, to present fairly the information. They do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. For further information, refer to the 2005 consolidated financial statements and footnotes thereto included in our Form 10K.

Note 2—Earnings per Share of Common Stock

The factors used in the earnings per share computation follow.

(dollars in thousands except share data)

	Three Months Ended March 31,
	2006	2005
Basic
Net income	$909	$662
Weighted average common shares outstanding	3,240,563	3,238,674
Basic earnings per common share	$0.28	$0.20
Diluted
Net income	$909	$662
Weighted average common shares outstanding for basic earnings per common share	3,240,563	3,238,674
Add: Dilutive effects of assumed exercises of stock options	325,164	241,303
Average shares and dilutive potential common shares	3,565,727	3,479,977
Diluted earnings per common share	$0.25	$0.19

No options were antidilutive for any period presented.

Note 3—Stock Compensation

On January 1, 2006, we adopted SFAS No. 123(R), that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions, as we formerly did, using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the accompanying consolidated statement of income.

We adopted SFAS No. 123(R) using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. The accompanying consolidated financial statements as of and for the first quarter of 2006 reflect the impact of adopting SFAS No. 123(R). In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the accompanying consolidated statement of income during the first quarter of 2006 included compensation expense for stock-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with SFAS No. 123(R). As stock-based compensation expense recognized in the accompanying statement of income for the first quarter of 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock-based expense recognized in the quarter ending March 31, 2006 was $44. The options vesting in that period were granted in 2003 and 2005. The 30,000 options granted in 2003, vested in February and had an estimated fair value of $1.65 per share. The options granted in 2005 were granted in July and August and had an estimated fair value of $3.96 and $4.07 respectively.

The estimated fair values are computed using option pricing models, using the following weighted-average assumptions as of grant date shown below.

	2005	2004	2003
Risk-free interest rate	3.96%	3.23%	3.82%
Expected option life	5 years	7 years	7 years
Dividend yield	0.0%	0.0%	0.0%

The weighted average fair value of options granted during the year was $4.03 for 2005, $2.23 for 2004 and $2.29 for 2003. No options were granted in the quarter ended March 31, 2006.

Note 4—Trust Preferred Securities

In March 2005, we formed a financing subsidiary, Tennessee Commerce Statutory Trust I, a Delaware statutory trust, or the Trust I. In March 2005, Trust I issued and sold 8,000 of Trust I’s Fixed/Floating rate capital securities, with a liquidation amount of $1,000 per capital security, to First Tennessee Bank National Association. At the same time, we issued to Trust I $8,248,000 of Fixed/Floating rate junior subordinated deferrable interest debentures due 2035. The debentures pay a 6.73% fixed rate payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus a margin thereafter.

In accordance with FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (FIN46R), the Trust I is not consolidated. We report as liabilities the subordinated debentures issued by the Corporation and held by Trust I.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tennessee Commerce Bancorp, Inc.
Franklin, Tennessee

We have audited the consolidated balance sheet of Tennessee Commerce Bancorp, Inc. (the “Corporation”) and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Corporation for the years ended December 31, 2004 and 2003 were audited by other auditors whose report dated March 31, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tennessee Commerce Bancorp, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KRAFT CPAS PLLC
Kraft CPAs PLLC
Nashville, Tennessee
January 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tennessee Commerce Bancorp, Inc.
Franklin, TN

We have audited the consolidated balance sheets of Tennessee Commerce Bancorp, Inc. as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tennessee Commerce Bancorp, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ CROWE CHIZEK AND COMPANY LLC
Crowe Chizek and Company LLC
Brentwood, Tennessee
March 31, 2005

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
	(dollars in thousands except share data)
ASSETS
Cash and due from financial institutions	$6,877	$3,838
Federal funds sold	12,535	6,582
Cash and cash equivalents	19,412	10,420
Securities available for sale	31,992	18,690
Loans	348,586	216,167
Allowance for loan losses	(4,399)	(2,841)
Net loans	344,187	213,326
Premises and equipment, net	769	609
Accrued interest receivable	2,148	1,103
Restricted equity securities	383	241
Deferred tax asset	490	598
Other assets	4,659	930
Total assets	$404,040	$245,917
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$33,372	$15,239
Interest bearing	334,333	206,155
Total deposits	367,705	221,394
Subordinated long term debt	8,248	—
Accrued interest payable	1,126	445
Accrued bonuses	430	125
Other liabilities	101	353
Total liabilities	377,610	222,317
Shareholders’ equity
Preferred stock, no par value. Authorized 1,000,000 shares; none issued	—	—
Common stock, $0.50 par value. Authorized 5,000,000 shares; issued 3,238,674 in 2005 and 2004	1,619	1,619
Additional paid-in capital	21,401	21,401
Retained Earnings	3,781	714
Accumulated other comprehensive loss	(371)	(134)
Total shareholders’ equity	26,430	23,600
Total liabilities and shareholders’ equity	$404,040	$245,917

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2005, 2004, and 2003

	2005	2004	2003
	(dollars in thousands except share data)
Interest income
Loans, including fees	$22,488	$12,497	$7,655
Securities	967	616	486
Federal funds sold and other	178	72	64
Total interest income	23,633	13,185	8,205
Interest expense
Deposits	9,567	4,257	2,974
Other	439	8	2
Total interest expense	10,006	4,265	2,976
Net interest income	13,627	8,920	5,229
Provision for loan losses	3,700	2,420	1,115
Net interest income after provision for loan losses	9,927	6,500	4,114
Non-interest income
Service charges on deposit accounts	114	24	17
Mortgage banking	105	130	148
Securities gains	4	33	132
Gain on sale of loans	1,106	504	—
Other	(18)	109	135
Total non-interest income	1,311	800	432
Non-interest expense
Salaries and employee benefits	3,700	2,604	2,006
Occupancy and equipment	629	473	440
Data processing fees	474	350	242
Professional fees	398	314	250
Other	1,045	811	521
Total non-interest expenses	6,246	4,552	3,459
Income before income taxes	4,992	2,748	1,087
Income tax expense	1,925	1,082	188
Net income	$3,067	$1,666	$899
Earnings per share (EPS):
Basic EPS	$0.95	$0.57	$0.40
Diluted EPS	0.87	0.53	0.38
Weighted average shares outstanding:
Basic	3,238,674	2,933,818	2,253,928
Diluted	3,517,408	3,166,794	2,379,861

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2005, 2004, and 2003

				Accumulated
		Additional	Retained	Other	Total
	Common	Paid-In	Earnings	Comprehensive	Shareholders’
	Stock	Capital	(Deficit)	Income (Loss)	Equity
	(dollars in thousands except share data)
Balance at January 1, 2003	$1,010	$9,508	$(1,851)	$133	$8,800
Comprehensive income
Net income	—	—	899	—	899
Other comprehensive income, net of income taxes
Unrealized losses on securities available for sale during the period	—	—	—	(177)	(177)
Reclassification adjustment for gains included in net income, net of $50 in tax	—	—	—	(82)	(82)
Total comprehensive income					640
Issuance of 437,346 common shares	219	3,718	—	—	3,937
Exercise of stock options to purchase 3,000 common shares	1	20	—	—	21
Balance at December 31, 2003	1,230	13,246	(952)	(126)	13,398
Comprehensive income
Net income	—	—	1,666	—	1,666
Other comprehensive income, net of income taxes
Unrealized gains on securities available for sale during the period	—	—	—	12	12
Reclassification adjustment for gains included in net income, net of $13 in tax	—	—	—	(20)	(20)
Total comprehensive income					1,658
Issuance of 775,000 common shares	388	8,137	—	—	8,525
Exercise of stock options to purchase 3,000 common shares	1	18	—	—	19
Balance at December 31, 2004	1,619	21,401	714	(134)	23,600
Comprehensive income
Net income	—	—	3,067	—	3,067
Other comprehensive income, net of income taxes
Unrealized losses on securities available for sale during the period	—	—	—	(234)	(234)
Reclassification adjustment for gains included in net income, net of $1 in tax	—	—	—	(3)	(3)
Total comprehensive income					2,830
Balance at December 31, 2005	$1,619	$21,401	$3,781	$(371)	$26,430

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
	(dollars in thousands except share data)
Cash flows from operating activities
Net income	$3,067	$1,666	$899
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	171	165	131
Provision for loan losses	3,700	2,420	1,115
FHLB stock dividends	(17)	(9)	(6)
Deferred income taxes	254	56	178
Net amortization of investment securities	40	52	106
Gain on sales of securities	(4)	(33)	(132)
Change in:
Accrued interest receivable	(1,045)	(481)	(195)
Accrued interest payable	681	276	(18)
Other assets	(3,729)	(837)	93
Other liabilities	53	264	185
Net cash provided by activities	3,171	3,539	2,356
Cash flows from investing activities
Purchases of securities available for sale	(17,315)	(13,938)	(18,647)
Proceeds from sales of securities available for sale	1,489	4,909	12,992
Proceeds from maturities, prepayments and calls of securities available for sale	2,104	3,284	7,772
Net change in loans	(134,561)	(82,559)	(58,044)
Purchases of Federal Home Loan Bank stock	(125)	(82)	(15)
Net purchases of premises and equipment	(330)	(101)	(384)
Net cash used in investing activities	(148,738)	(88,487)	(56,326)
Cash flows from financing activities
Net change in deposits	146,311	79,101	55,032
Net change in federal funds purchased	—	—	(1,500)
Proceeds from long term debt	8,248	—	—
Proceeds from issuance of common stock	—	8,525	3,936
Proceeds from exercise of stock options	—	19	21
Net cash provided by financing activities	154,559	87,645	57,489
Net change in cash and cash equivalents	8,992	2,697	3,519
Cash and cash equivalents at beginning of year	10,420	7,723	4,204
Cash and cash equivalents at end of year	$19,412	$10,420	$7,723
Supplemental cash flow information:
Cash paid during year for interest	$9,325	$3,989	$2,994
Cash paid during year for income taxes	2,089	780	38

See accompanying notes to consolidated financial statements.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States of America and to general practices in the banking industry. The significant policies are summarized as follows:

Principles of Consolidation:   The accompanying consolidated financial statements include the accounts of Tennessee Commerce Bancorp, Inc. (the Corporation) and its wholly-owned subsidiary, Tennessee Commerce Bank (the Bank). Tennessee Commerce Statutory Trust I is not consolidated and is accounted for under the equity method. Material intercompany accounts and transactions have been eliminated.

Nature of Operations:   Tennessee Commerce Bancorp, Inc. was formed in July 2000. Tennessee Commerce Bank received its charter as a state bank and opened for business in January 2000. Substantially all of the assets, liabilities, and operations presented in the consolidated financial statements are attributable to Tennessee Commerce Bank. The Bank provides a variety of banking services to individuals and businesses in Middle Tennessee. Its primary deposit products are demand and savings deposits and certificates of deposit, and its primary lending products are commercial, lease financing, real estate mortgage and installment loans.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

Use of Estimates:   To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

Statement of Cash Flows:   For purposes of presentation in the statements of cash flows, cash and cash equivalents include amounts due from financial institutions and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities:   In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities (SFAS 115), all securities are classified as available for sale. The Corporation currently has no trading securities or held to maturity securities.

Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available for sale securities are reported at fair value and include securities not classified as held to maturity or trading.

Unrealized holding gains and losses for available for sale securities are reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary. Any such losses are charged to earnings.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Banking Activities:   The Bank originates mortgage loans for sale and these loans are carried at the lower of cost or fair value, determined on an aggregate basis. Generally, a commitment is obtained from investors at origination in order to minimize market risk directly related to interest rate movements. Origination fees are recorded as income when the loans are sold to third party investors. At the end of the year for each period presented there were no loans held for sale.

Loans:   Loans that the Bank has the positive intent and ability to hold to maturity are stated at the principal amount outstanding. Interest on loans is computed daily based on the principal amount outstanding. Loan origination fees are deferred, to the extent they exceed direct origination costs, and recognized over the life of the related loans as yield adjustments.

Loans are generally placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses:   The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with the regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management’s estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by the provision for loan losses and reduced by charge-offs, net of recoveries.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

Management periodically reviews the loan portfolio. A loan is placed on non-accrual status when it is 90 days or more past due and immediate collection is doubtful. The non-accrual loans are reviewed periodically for impairment. A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment:   Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or useful life of the asset. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

Other Real Estate:   Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value at the date of foreclosure, determined by appraisal. Declines in value indicated by reappraisals as well as losses resulting from disposition are charged to operations.

Gain on Sale of Loans:   The Bank records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the assets is received in exchange. The Bank considers control surrendered when all conditions prescribed by Statement of Financial Accounting Standards No. 140, Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125, are met. These conditions focus on whether the transferred financial assets are isolated beyond the reach of the Bank and its creditors, the constraints on the transferee or beneficial interest holders, and the Bank’s rights or obligations to reacquire transferred financial assets. In accordance with SFAS No. 140, the Bank records the transfer by allocating the carrying amount of the financial asset between the assets sold, and the retained interests, if any, based on their relative fair values at the date of transfer. Estimates of expected future cash flows are used to determine fair value on the date of transfer. The gain on sale is presented as a component of non-interest income.

Interest-Only Strips Receivable:   Interest-only strips receivable are related to loans originated and sold to others, and represent the difference between the loan’s coupon rate and the rate “passed through” to investors. The initial amount recorded as interest-only strips receivable (I/O) is computed by applying present value factors to the investors’ expected cash flows compared to expected cash flows from the borrowers. I/Os are carried at fair value and unrealized losses or gains are recognized into income. I/Os are included in other assets on the balance sheet.

Servicing Asset:   In accordance with Statement of Financial Accounting Standards No. 140—Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. When the Bank sells loans to others that it continues to service, a servicing asset is recorded at fair value. Capitalized servicing rights are reported in other assets and are amortized over the life of the loan being serviced.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation:   Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

	2005	2004	2003
	(dollars in thousands except share data)
Net income as reported	$3,067	$1,666	$899
Deduct: Stock-based compensation expense determined under fair value based method	245	141	615
Pro forma net income	$2,822	$1,525	$284
Basic earnings per share as reported	$0.95	$0.57	$0.40
Pro forma basic earnings per share	0.87	0.52	0.13
Diluted earnings per share as reported	0.87	0.53	0.38
Pro forma diluted earnings per share	0.80	0.48	0.12

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2005	2004	2003
Risk-free interest rate	3.96%	3.23%	3.82%
Expected option life	5 years	7 years	7 years
Dividend yield	0.0%	0.0%	0.0%

The weighted average fair value of options granted during the year was $4.03 for 2005, $2.23 for 2004 and $2.29 for 2003.

Stock Issuance:   In 2004, the Corporation offered 775,000 shares for sale at a price of $11.00. The offering expired July 31, 2004 with all shares sold pursuant to the offering.

Income Taxes:   Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Advertising Costs:   Advertising costs are generally charged to operations in the year incurred and totaled $140,000, $35,000, and $37,000 in 2005, 2004, and 2003.

Off-Balance Sheet Financial Instruments:   Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restrictions on Cash:   Cash on hand or on deposit with other banks of $101,000 and $19,000 was required to meet regulatory reserve and clearing requirements at year-end 2005 and 2004 respectively. These balances do not earn interest.

Dividend Restrictions:   Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank.

Comprehensive Income:   Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Fair Value of Financial Instruments:   Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Issued accounting Standards:   The Financial Accounting Standards Board (FASB) recently issued new accounting on share-based payments (FAS 123R). The Accounting Standards Executive Committee issued a new accounting standard on purchased loans (Statement of Position 03-3). FAS 123R addresses accounting for share-based payments, including the Corporation’s stock option plan. The Corporation will adopt FAS 123R in the first quarter 2006, as required by the standard. Compensation expense will be based on the fair value of options granted, determined at the date of grant, spread over the vesting or service period. Under previous rules, compensation expense was based on the intrinsic value of options granted. Previously reported net income and earnings per share will not be restated.

Management does not believe that any of the recently issued but not yet effective accounting standards, except for FAS 123R, will have a material effect on the Corporation’s financial position or results of operation.

Operating Segments:   While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications:   Some items in the prior year financial statements were reclassified to conform to the current presentation.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(dollars in thousands)
2005
U.S. Government agencies	$21,791	$7	$(411)
Mortgage-backed securities	7,805	—	(254)
Corporate debt securities	399	—	(18)
Corporate bonds	1,537	—	(4)
Other	460	80	—
	$31,992	$87	$(687)
2004
U.S. Government agencies	$9,851	$5	$(111)
Mortgage-backed securities	8,459	—	(111)
Other	380	—	—
	$18,690	$5	$(222)

Contractual maturities of debt securities at December 31, 2005 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Fair Value
(dollars in thousands)
Due after one through five years	$8,304
Due after five through ten years	15,423
Due after ten years	460
Mortgage-backed securities	7,805
$31,992

Gross gains of $4,000, $33,000, and $132,000 on sales of securities were recognized in 2005, 2004, and 2003. Securities carried at $7,112,000 and $7,433,000 at December 31, 2005 and 2004 were pledged to secure deposits and for other purposes as required or permitted by law.

Restricted equity securities consist of securities which are restricted as to transferability. These securities are recorded at cost.

	2005	2004
	(dollars in thousands)
Federal Home Loan Bank stock	$383	$241

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SECURITIES (Continued)

Securities with unrealized losses at year-end 2005 and 2004, and the length of time they have been in continuous loss positions are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in thousands)
2005
U.S.Government agencies	$14,558	$155	$7,233	$256	$21,791	$411
Corporate Bonds	1,537	4	—	—	1,537	4
Corporate Debt Securities	—	—	399	18	399	18
Mortgage-backed securities	1,873	35	5,932	219	7,805	254
Total temporarily impaired	$17,968	$194	$13,564	$493	$31,532	$687
2004
U.S.Government agencies	$5,426	$48	$2,429	$63	$7,855	$111
Mortgage-backed securities	5,712	57	2,522	54	8,234	111
Total temporarily impaired	$11,138	$105	$4,951	$117	$16,089	$222

Unrealized losses on securities have not been recognized into income because the securities are backed by the U.S. government or its agencies, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity dates and/or market rates decline.

NOTE 3—LOANS

A summary of loans outstanding by category at December 31:

	2005	2004
	(dollars in thousands)
Real estate:
Construction	$38,279	$22,813
1 to 4 family residential	18,358	15,963
Other	50,371	33,694
Commercial, financial and agricultural	233,948	139,799
Consumer	3,149	3,898
Other	4,481	—
	348,586	216,167
Less: Allowance for loan losses	(4,399)	(2,841)
Net loans	$344,187	$213,326

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—LOANS (Continued)

The Bank records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the assets is received in exchange. The amount of the proceeds for loans that were transferred with recourse that were recorded as sales for each period follows.

	2005	2004	2003
	(dollars in thousands)
Proceeds from loans transferred with recourse	$19,571	$2,302	$—

The Bank services loans for the benefit of others. The amount of loans being serviced for the benefit of others at year end for each period follows.

	2005	2004	December 31, 2003
	(dollars in thousands)
Amount of loans being serviced	$36,094	$19,157	$4,363

Certain parties (principally executive officers and directors of the Bank including their related interests) were customers of, and had loans with the Bank in the ordinary course of business. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectibility or present other unfavorable features.

Loans to principal officers, directors, and their affiliates in 2005 were as follows.

2005
(dollars in thousands)
Beginning balance	$3,684
New loans	3,981
Repayments	(1,200)
Ending balance	$6,465

NOTE 4—ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows:

	2005	2004	2003
	(dollars in thousands)
Balance at beginning of year	$2,841	$2,000	$1,103
Provision charged to operating expenses	3,700	2,420	1,115
Loans charged-off	(2,411)	(1,655)	(283)
Recoveries	269	76	65
Balance at end of year	$4,399	$2,841	$2,000

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans were as follows:

	2005	2004
	(dollars in thousands)
Loans with allocated allowance for loan losses	$2,928	$1,344
Amount of the allowance for loan losses allocated	$942	$202

	2005	2004	2003
Average of impaired loans during the year	$4,444	$1,430	$1,250

The amount of interest income recognized for the time that these loans were impaired during 2005, 2004, and 2003 was not material to the financial statements.

Nonperforming loans were as follows:

	2005	2004	2003
	(dollars in thousands)
Loans past due over 90 days still on accrual	$352	$111	$308
Nonaccrual loans	2,928	2,161	1,136

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5—PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31, 2005 and 2004. Depreciation expense for 2005, 2004, and 2003 was $171,000, $165,000, and $131,000.

	2005	2004
	(dollars in thousands)
Leasehold improvements	$440	$272
Furniture and equipment	983	820
	1,423	1,092
Less: Allowance for depreciation	654	483
	$769	$609

The Bank leases office space, furniture and equipment under operating leases. Rent expense recognized in 2005, 2004, and 2003 amounted to $268,000, $226,000, and $192,000. The remaining minimum lease payments related to the leases are as follows, before considering renewal options that generally are present.

(dollars in thousands)
2006	$247
2007	258
2008	268
2009	274
2010	279
$1,326

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—DEPOSITS

Time deposits greater than $100,000 amounted to $122,798,000 in 2005 and $68,590,000 in 2004.

At December 31, 2005, scheduled maturities of time deposits are as follows:

(dollars in thousands)
2006	$151,948
2007	26,279
2008	33,098
2009	13,986
2010	29,440
2011 and later	598

Deposits held at the Bank by directors, executive officers, and their related interests were approximately $8,867,000 and $8,250,000 at December 31, 2005 and 2004.

NOTE 7—ADVANCES FROM FEDERAL HOME LOAN BANK AND OTHER DEBT

The Federal Home Loan Bank (FHLB) of Cincinnati advances funds to the Bank with the requirement that the advances are secured by securities and qualifying loans, essentially home mortgages (1-4 family residential). The Bank has an available line of $8,838,000 with FHLB. To participate in this program, the Bank is required to be a member of the Federal Home Loan Bank and own stock in the FHLB. The Corporation has $383,000 of such stock at December 31, 2005 to satisfy this requirement.

At December 31, 2005, the Bank had received no advances from the FHLB and therefore had pledged no securities or qualifying loans.

The Bank has approximately $12,000,000 in available federal funds lines (or the equivalent thereof) with correspondent banks.

NOTE 8—INCOME TAXES

Income tax expense (benefit) recognized in each year is made up of current and deferred Federal and State tax amounts shown below:

	2005	2004	2003
	(dollars in thousands)
Current Federal	$1,385	$852	$—
Current State	286	174	10
Deferred Federal	213	46	148
Deferred State	41	10	30
	$1,925	$1,082	$188

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

The tax effect of each type of temporary difference that results in net deferred tax assets and liabilities is as follows:

	2005	2004
	(dollars in thousands)
Asset (liability)
Allowance for loan losses	$936	$675
Tax leases	(302)	—
Unrealized loss on securities	228	82
Depreciation	(60)	(85)
SFAS 140 income adjustments	(382)	(98)
Other, net	70	24
Balance at end of year	$490	$598

A reconciliation of the amount computed by applying the federal statutory rate (34%) to pretax income with income tax expense (benefit) follows:

	2005	2004	2003
	(dollars in thousands)
Tax expense at statutory rate	$1,698	$934	$370
Increase (decrease) in taxes resulting from
Change in valuation allowance for deferred tax assets	—	—	(237)
State income tax effect	216	120	48
Other	11	28	7
Income tax expense	$1,925	$1,082	$188

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk:

	2005		2004
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
	(dollars in thousands)
Commitments to extend credit	$2,404	$38,859	$4,014	$29,638
Standby letters of credit	—	5,686	—	2,139

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—COMMITMENTS AND CONTINGENCIES (Continued)

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.75% to 10.00% and maturities ranging from 6 months to 5 years.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year or less of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Bank primarily serves customers located in Middle Tennessee. As such, the Bank’s loans, commitments and letters of credit have been granted to customers in that area. Concentration of credit by type of loan is presented in Note 3.

NOTE 10—EMPLOYEE BENEFITS

The Bank maintains a 401(k) plan for all employees who have satisfied the minimum age and service requirements. The Bank may make discretionary contributions and employees vest in employer contributions over five years. The Bank made no contributions to the plan during 2005, 2004, and 2003.

NOTE 11—REGULATORY MATTERS

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank are required to meet specific capital adequacy guidelines that involve quantitative measures of a bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Bank’s financial condition.

The Corporation and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The risk-based guidelines are based on the assignment of risk weights to assets and off-balance sheet items depending on the level of credit risk associated with them. In addition to minimum capital requirements, under the regulatory framework for prompt corrective action, regulatory agencies have specified certain ratios an institution must maintain to be considered “undercapitalized”, “adequately capitalized”, and “well capitalized”. As of December 31, 2005 and 2004, the most recent notification from the Bank’s regulatory authority categorized the Corporation and the Bank as “well capitalized”. There are no conditions or events since that notification that management believes have changed the Corporation and the Bank’s category.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—REGULATORY MATTERS (Continued)

The Bank and the Corporation’s capital amounts and ratios at December 31, 2005 and 2004 are as follows:

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
2005
Total risk-based
Bank	$38,250	10.5%	$29,132	8.0%	$36,415	10.0%
Corporation	$39,201	10.8%	$29,111	8.0%	n/a
Tier 1 to risk-based
Bank	$33,851	9.3%	$14,566	4.0%	$21,849	6.0%
Corporation	$34,802	9.6%	$14,566	4.0%	n/a
Tier 1 leverage
Bank	$33,851	9.1%	$14,559	4.0%	$18,599	5.0%
Corporation	$34,802	9.3%	$14,969	4.0%	n/a
2004
Total risk-based
Bank	$26,251	12.0%	$17,559	8.0%	$21,949	10.0%
Corporation	$26,479	12.1%	$17,559	8.0%	n/a
Tier 1 to risk-based
Bank	$23,506	10.7%	$8,780	4.0%	$13,169	6.0%
Corporation	$23,734	10.8%	$8,780	4.0%	n/a
Tier 1 leverage
Bank	$23,506	9.7%	$9,693	4.0%	$12,116	5.0%
Corporation	$23,734	9.8%	$9,687	4.0%	n/a

NOTE 12—STOCK OPTIONS

The following is a summary of certain rights and provisions of the options the Corporation has issued. All options and the related strike price reflect the impact of the two-for-one stock split on December 31, 2003. All options expire ten years from the date of grant.

The original fourteen incorporators and members of the Board of Directors were granted an aggregate of 122,500 options to purchase shares at $5.00 per share in connection with organization activities. 10,000 options were exercised in 2002, leaving 112,500 options outstanding to purchase shares. Each of the 122,500 options were immediately vested on the date of grant.

In August 2003, the Board of Directors approved an option plan for active directors and incorporators in recognition of their four years of service to the Bank without compensation. An aggregate of 320,000 options to purchase shares at a price of $10.50 per share were included in this plan. Each of the 320,000 options were immediately vested on the date of grant.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—STOCK OPTIONS (Continued)

Pursuant to employment agreements, executive officers received options equal to 14% of the shares sold in the original offering at an exercise price of $5.00 per share. Based on the initial sale of 1,817,440 shares, executive officer options totaled 254,440 and vest over three years. Of this total, 24,232 options were exercised and 12,116 options were forfeited in 2002, and 2,000 options were exercised in 2004, leaving an outstanding balance of 216,092 options to purchase shares. In February 2003, three executive officers were granted 30,000 options each at an exercise price of $7.50 to vest over three years. In March 2004, three executive officers were granted 20,000 options each at an exercise price of $11.00. These options were immediately vested on the date of grant. In August 2005, one executive officer was granted 5,000 options. Of these 2,500 options immediately vested and the remaining 2,500 vest in August 2006. In November 2005, one executive officer was granted 6,250 options that immediately vested.

The Board of Directors has granted incentive options to various employees who are not executive officers. Incentive options are used for recruiting and retention purposes and to recognize performance. Employee incentive options include 13,000 options to purchase shares at $5.00 per share granted in 2000 and 2001. 5,000 options to purchase shares have been forfeited by former employees, 3,000 options were exercised on December 31, 2003, and 1,000 options were exercised in 2004. The remaining 4,000 are fully vested. 9,000 options to purchase shares at $7.50 per share were granted in March 2003. 31,000 options to purchase shares at $10.50 per share were granted in December 2003. Of these, 5,000 options were forfeited in 2004. All of these incentive options vest in two years. In July 2005 and August 2005, 69,000 and 10,000 options were granted respectively. On each grant date half immediately vested with the remaining options vesting one year later. In November 2005, 10,000 options were granted to employees and were immediately vested.

A summary of the activity in the plan is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	837,592	$7.99	785,592	$7.77	338,592	$5.00
Granted	100,250	16.00	60,000	11.00	450,000	9.84
Exercised	—	0.00	(3,000)	5.00	(3,000)	5.00
Forfeited or expired	—	0.00	(5,000)	10.50	—	—
Outstanding at end of year	937,842	$8.85	837,592	$7.99	785,592	$7.77
Options exercisable at year-end	865,842		757,592		655,592

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—STOCK OPTIONS (Continued)

Options outstanding at year-end 2005 were as follows:

	Outstanding		Exerciseable
		Weighted		Weighted
		Average		Average
		Remaining		Exercise
Exercise Prices	Number	Contractual Life	Number	Price
$5.00	332,592	4.0 years	332,592	$5.00
$7.50	99,000	7.0 years	69,000	$7.50
$10.50	346,000	7.0 years	346,000	$10.50
$11.00	60,000	8.0 years	60,000	$11.00
$16.00	100,250	10.0 years	58,250	$16.00
Outstanding at year-end	937,842		865,842	$8.85

NOTE 13—FAIR VALUES OF FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and due from financial institutions, federal funds sold and purchased, accrued interest receivable and payable, demand deposits, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issue. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of the subordinated long term debt is based on discounted cash flows using current market rates applied to the estimated life of the debt. Other assets and accrued liabilities are carried at fair value. The fair value of off-balance-sheet loan commitments is considered nominal.

The estimated fair values of the Bank’s financial instruments at December 31, 2005 and 2004 were as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(dollars in thousands)
Financial assets
Cash and due from financial institutions	$6,877	$6,877	$3,838	$3,838
Federal funds sold	12,535	12,535	6,582	6,582
Securities available for sale	31,992	31,992	18,690	18,690
Loans, net	344,187	347,646	213,326	210,806
Accrued interest receivable	2,148	2,148	1,103	1,103
Restricted equity securities	383	383	241	241
Financial liabilities
Deposits	$367,705	$367,544	$221,394	$221,621
Accrued interest payable	1,126	1,126	445	445
Subordinated long term debt	8,248	8,316	—	—

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—EMPLOYMENT AGREEMENTS

The Bank has entered into two-year automatically renewable employment agreements with four executive officers.  In the event of a change in control of the Bank, or an officer is terminated without cause, the Bank has an obligation to pay 2.99 times the officer’s annual salary and bonus which combined is not to be less than the previous year’s salary and bonus.

NOTE 15—SHAREHOLDERS’ EQUITY

The Corporation’s charter authorizes 1,000,000 shares of preferred stock, no par value. Shares of the preferred stock may be issued from time to time in one or more series, each such series to be so designated as to distinguish the shares from the shares of all other series and classes. The Board of Directors has the authority to divide any or all classes of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. The Board currently has no intent to issue such preferred stock.

The Corporation’s charter authorizes 5,000,000 shares of common stock at a $.50 par value (after two-for-one stock split). A two-for-one stock split was distributed to shareholders of record on December 31, 2003 resulting in the issuance of 1,230,337 shares of common stock. The stock split increased the number of outstanding shares of Common Stock to 2,460,674 and reduced the par value per share to $0.50. Share data and all relevant portions of the presented financial statements and notes have been adjusted to reflect the stock split.

In January 2000, 1,819,440 common shares were issued at $5.00 per share. In December 2002, 166,656 common shares were issued at $7.50 per share and 34,232 common shares were purchased through the exercise of stock options. In June through August 2003, 437,346 common shares were issued at $9.00 per share and 3,000 common shares were purchased through the exercise of stock options. In March through August 2004, 775,000 common shares were issued at $11.00 per share and 3,000 common shares were purchased through the exercise of stock options. At December 31, 2005, 3,238,674 common shares are outstanding.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Tennessee Commerce Bancorp, Inc. follows.

CONDENSED BALANCE SHEETS

	December 31,
	2005	2004
	(dollars in thousands)
ASSETS
Cash and cash equivalents	$800	$227
Investment in banking subsidiary	33,479	23,373
Interest Receivable	1	—
Other	421	—
Total assets	$34,701	$23,600
LIABILITIES AND EQUITY
Interest Payable	$23	$—
Subordinated long term debt	8,248	—
Shareholders’ equity	26,430	23,600
Total liabilities and equity	$34,701	$23,600

CONDENSED STATEMENTS OF INCOME

	For Years ended December 31,
	2005	2004	2003
	(dollars in thousands)
Dividend and interest income	$12	$—	—
Interest expense	(416)	—	—
Non-interest expense	(46)	(34)	(8)
Income (loss) before income tax and undistributed subsidiary income	(450)	(34)	(8)
Income Tax (Expense) Benefit	173
Equity in undistributed subsidiary income	3,344	1,700	907
Net income	$3,067	$1,666	$899

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For Years ended December 31,
	2005	2004	2003
	(dollars in thousands)
Cash flows from operating activities
Net income	$3,067	$1,666	$899
Adjustments:
Change in Other Assets and Liabilities	(150)	—	—
Equity in undistributed subsidiary income	(3,344)	(1,700)	(907)
Net cash from operating activities	(427)	(34)	(8)
Cash flows from investing activities
Investments in subsidiaries	(7,000)	(8,325)	(3,957)
Other assets	(248)	—	—
Net cash from investing activities	(7,248)	(8,325)	(3,957)
Cash flows from financing activities
Proceeds from subordinated long term debt	8,248	—	—
Proceeds from stock issue	—	8,525	3,936
Proceeds from exercise of stock options	—	19	21
Net cash from financing activities	8,248	8,544	3,957
Net change in cash and cash equivalents	573	185	(8)
Beginning cash and cash equivalents	227	42	50
Ending cash and cash equivalents	$800	$227	$42

NOTE 17—EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2005	2004	2003
	(dollars in thousands except share data)
Basic
Net income	$3,067	$1,666	$899
Weighted average common shares outstanding	3,238,674	2,933,818	2,253,928
Basic earnings per common share	$0.95	$0.57	$0.40
Diluted
Net income	$3,067	$1,666	$899
Weighted average common shares outstanding for basic earnings per common share	3,238,674	2,933,818	2,253,928
Add: Dilutive effects of assumed exercises of stock options	278,734	232,976	125,933
Average shares and dilutive potential common shares	3,517,408	3,166,794	2,379,861
Diluted earnings per common share	$0.87	$0.53	$0.38

No options were antidilutive for 2005, 2004 and 2003.

TENNESSEE COMMERCE BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—TRUST PREFERRED SECURITIES

In March 2005, the Corporation formed a financing subsidiary, Tennessee Commerce Statutory Trust I, a Delaware statutory trust (the Trust). In March 2005, the Trust issued and sold 8,000 of the Trust’s fixed/floating rate capital securities, with a liquidation amount of $1,000 per capital security, to First Tennessee Bank National Association. The securities pay a fixed rate of 6.73% payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus 1.98% thereafter. At the same time, the Corporation issued to the Trust $8,248,000 of fixed/floating rate junior subordinated deferrable interest debentures due 2035.  The Corporation guarantees the payment of distributions and payments for redemptions or liquidation of the capital securities. The Trust Preferred Securities qualify as “Tier I Capital” under current regulatory definitions subject to certain limitations.

The debentures pay a fixed rate of 6.73% payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus 1.98% thereafter. The distributions on the capital securities are accounted for as interest expense by the Corporation.  Interest payments on the debentures and the corresponding distributions on the capital securities may be deferred at any time at the election of the Corporation for up to 20 consecutive quarterly periods (5 years). The capital securities and debentures are redeemable at any time commencing in 2010 at par. The Corporation will report as liabilities the subordinated debentures issued by the Corporation and held by the Trust.

NOTE 19—QUARTERLY FINANCIAL RESULTS (UNAUDITED)

A summary of selected consolidated quarterly financial data for the years ended December 31, 2005 and 2004 follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(in thousands except share data)
2005
Interest income	$4,673	$5,548	$6,373	$7,039
Net interest income	3,048	3,342	3,606	3,631
Provision for loan losses	650	1,150	1,000	900
Income before taxes	1,081	1,096	1,272	1,543
Net income	662	621	720	1,064
Basic earnings per share	$.20	$.19	$.22	$.34
Diluted earnings per share	$.19	$.18	$.21	$.29
2004
Interest income	$2,572	$2,914	$3,514	$4,185
Net interest income	1,728	1,992	2,368	2,832
Provision for loan losses	480	425	625	890
Income before taxes	410	545	778	1,015
Net income	250	328	473	615
Basic earnings per share	$.10	$.12	$.15	$.20
Diluted earnings per share	$.10	$.12	$.15	$.16

1,000,000 Shares

TENNESSEE COMMERCE BANCORP, INC.

COMMON STOCK

PROSPECTUS

FTN MIDWEST SECURITIES CORP

Dated                          , 2006

Part II

Information Not Required In Prospectus

Item 13.                 Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses incurred and to be incurred in connection with the issuance and distribution of the securities registered pursuant to this registration statement:

Securities and Exchange Commission registration fee	$2,492
* NASD filing fee	2,829
* Printing and engraving expenses	100,450
* Accounting fees and expenses	50,000
* Legal fees and expenses	125,000
* Transfer Agent and Registrar fees and expenses	10,000
* Blue Sky fees and expenses	1,000
* Miscellaneous expenses	108,000

*                    Estimated

Item 14.                 Indemnification of Directors and Officers.

Limitation of Liability

The Tennessee Business Corporation Act (the “Tennessee Act”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors’ fiduciary duty. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based upon all material information reasonably available to them. Absent the limitations now authorized by the Tennessee Act, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter of the Corporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to the Corporation, as amended.

Specifically, directors of the Corporation will not be personally liable to the Corporation or its shareholders for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty; (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for unlawful distributions. The Charter provides that if the Tennessee Act is amended after the effective date of the Charter to authorize corporate action further eliminating or limiting the personal liability of the directors, then the liability of a director of the Corporation will be eliminated or limited to the fullest extent permitted by the laws of the State of Tennessee, as so amended.

The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Corporation and its shareholders.

Indemnification and Insurance

The Corporation’s Charter and Bylaws provide that the Corporation shall indemnify its directors and officers to the full extent permitted by the law of the State of Tennessee. Section 48-15-502 of the Tennessee Act provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Corporation has obtained an insurance policy that insures its directors and officers against certain liabilities.

Item 15.                 Recent Sales of Unregistered Securities.

During 2005, the Corporation did not offer any shares of its common stock for sale and no option holders exercised their options to purchase shares.

In March 2005, we formed a financing subsidiary, Tennessee Commerce Statutory Trust I, a Delaware statutory trust, or the Trust I. In March 2005, the Trust I issued and sold 8,000 of the Trust I’s fixed/floating rate capital securities, with a liquidation amount of $1,000 per capital security, to First Tennessee Bank National Association. The securities pay a fixed rate of 6.73% payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus 1.98% thereafter. At the same time, we issued to the Trust I $8,248,000 in aggregate principal amount of fixed/floating rate junior subordinated deferrable interest debentures due 2035. We guarantee the payment of distributions and payments for redemptions or liquidation of the capital securities. The trust preferred securities qualify as “Tier I Capital” under current regulatory definitions subject to certain limitations.

The debentures pay a fixed rate of 6.73% payable quarterly for the first five years and a floating rate based on a 3 month Libor rate plus 1.98% thereafter. We account for the distributions on the capital securities as interest expense. Interest payments on the debentures and the corresponding distributions on the capital securities may be deferred at any time at our election for up to 20 consecutive quarterly periods (5 years). The capital securities and debentures are redeemable at any time commencing in 2010 at par. We report the subordinated debentures held by the Trust I as liabilities.

During 2006, H. Lamar Cox, the Chief Administrative Officer exercised the option to purchase 2,000 shares of common stock at an exercise price of $5.00 per share. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

During 2004, the Corporation sold 775,000 shares of its common stock in a public offering at a per share price of $11.00. The proceeds were used for general corporate purposes. This offering was limited to residents of the State of Tennessee, and the Corporation relied on the exemption provided by Section 3(a)(11) of the Securities Act of 1933, relating to securities issued only in the state where the issuer is located.

Also during 2004, H. Lamar Cox, the Chief Financial Officer exercised the option to purchase 2,000 shares of common stock at an exercise price of $11.00 per share. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

Also during 2004, options to purchase 1,000 shares of common stock at an exercise price of $7.00 per share were exercised. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

During 2003, the Corporation sold 437,346 shares of its common stock in a public offering at a per share price of $9.00. The proceeds were used for general corporate purposes. This offering was limited to residents of the State of Tennessee, and the Corporation relied on the exemption provided by Section 3(a)(11) of the Securities Act of 1933, relating to securities issued only in the state where the issuer is located.

Also during 2003, options to purchase 3,000 shares of its common stock at an exercise price of $11.00 per share were exercised. This exercise of stock options was a transaction by the Corporation that did not involve a public offering. The Corporation relied on the exemption provided by Section 4(2) of the Securities Act of 1933.

Item 16.                 Exhibits and Financial Statement Schedules.

(a) Exhibit No.	Description
1.1	Form of Underwriting Agreement
2.1	Articles of Share Exchange of Tennessee Commerce Bank and Tennessee Commerce Bancorp, Inc.*
2.2	Plan of Share Exchange of Tennessee Commerce Bank and Tennessee Commerce Bancorp, Inc.*
3.1	Charter of Tennessee Commerce Bancorp, Inc., as amended (restated for SEC electronic filing purposes only)
3.2	Bylaws of Tennessee Commerce Bancorp, Inc.*
5.1	Legal Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
10.1	Tennessee Commerce Bancorp, Inc. Stock Option Plan - Employees*
10.2	Tennessee Commerce Bancorp, Inc. 1999 Stock Option - Directors*
10.3	Tennessee Commerce Bancorp, Inc. 1999 Stock Option - Incorporators*
10.4	Tennessee Commerce Bancorp, Inc. 2003 Stock Option - Directors*
10.5	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with Arthur F. Helf*
10.6	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with Michael R. Sapp*
10.7	Tennessee Commerce Bancorp, Inc. 1999 Stock Option Agreement with H. Lamar Cox*
10.8	Employment Agreement between Tennessee Commerce Bank and Arthur F. Helf
10.9	Employment Agreement between Tennessee Commerce Bank and Michael R. Sapp
10.10	Employment Agreement between Tennessee Commerce Bank and H. Lamar Cox
10.11	Employment Agreement between Tennessee Commerce Bank and George W. Fort**
10.12	Letter Agreement dated February 10, 2006, by and between First Tennessee Bank, National Association and Tennessee Commerce Bancorp, Inc.
10.13	Promissory Note dated as of February 3, 2006
16.1

Letter of Crowe Chizek and Company LLC regarding change in certifying accountant (incorporated by reference to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on November 23, 2005 (Commission File No. 000-51281))

21.1	Subsidiaries*
23.1	Consent of KraftCPAs, PLLC
23.2	Consent of Crowe Chizek and Company LLC

23.3	Consent of Baker, Donelson, Berman, Caldwell & Berkowitz, PC (included in Exhibit 5.1)
24.1	Powers of Attorney**

*              Previously filed as an Exhibit to Tennessee Commerce Bancorp, Inc.’s Form 10 as filed with the Securities and Exchange Commission on April 29, 2005 and incorporated herein by reference.

**             Previously filed as an Exhibit to Tennessee Commerce Bancorp, Inc.’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on April 25, 2006 and incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules required pursuant to this item were either included in the financial information set forth in the prospectus or are inapplicable and have therefore been omitted.

Item 17.                 Undertakings.

The undersigned registrant hereby undertakes that:

(a)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the foregoing provisions, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on May 31, 2006.

TENNESSEE COMMERCE BANCORP, INC.
By:	/s/ ARTHUR F. HELF
Arthur F. Helf
Title:	Chairman and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities, and on the dates indicated.

	*	*
	Dorris E. (Eli) Bennett	H. Lamar Cox
	Title: Director	Title: Director
	Date: May 31, 2006	Date: May 31, 2006
	*	*
	Paul W. Dierksen	Dennis L. Grimaud
	Title: Director	Title: Director
	Date: May 31, 2006	Date: May 31, 2006
	*	*
	Arthur F. Helf	Winston C. Hickman
	Title: Chairman and Chief Executive	Title: Director
	Officer, (Principal Executive Officer)	Date: May 31, 2006
Date: May 31, 2006
	*	*
	Fowler H. Low	William W. McInnes
	Title: Director	Title: Director
	Date: May 31, 2006	Date: May 31, 2006
	*	*
	Thomas R. Miller	Darrel Reifschneider
	Title: Director	Title: Director
	Date: May 31, 2006	Date: May 31, 2006
	*	*
	Michael R. Sapp	Regg E. Swanson
	Title: President and Director	Title: Director
	Date: May 31, 2006	Date: May 31, 2006
	*	*
	Dr. Paul A. Thomas	George W. Fort
	Title: Director	Title: Chief Financial Officer (Principal
	Date: May 31, 2006	Financial and Accounting Officer)
Date: May 31, 2006
By:	* /s/ ARTHUR F. HELF
Arthur F. Helf Attorney-In-Fact